Exhibit 99.6

BELLATRIX EXPLORATION LTD., as Issuer, and U.S. BANK NATIONAL ASSOCIATION, as Trustee INDENTURE dated as of May 21, 2015 U.S.$250,000,000 8.5% Senior Notes due 2020

TABLE OF CONTENTS

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ARTICLE Ten COVENANTS
Section 1001. Payment of Principal, Premium and Interest	92
Section 1002. Maintenance of Office or Agency	92
Section 1003. Money for Notes Payments to Be Held in Trust	93
Section 1004. Annual Compliance Certificate; Statement by Officers as to Default	94
Section 1005. Existence	94
Section 1006. Reports	94
Section 1007. Payment of Taxes	96
Section 1008. [Reserved]	96
Section 1009. [Reserved]	96
Section 1010. Repurchase of Notes Upon a Change of Control	96
Section 1011. Incurrence of Indebtedness and Issuance of Preferred Stock	99
Section 1012. Restricted Payments	104
Section 1013. Limitation on Liens	109
Section 1014. Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries	109
Section 1015. Asset Sales	112
Section 1016. Transactions with Affiliates	117
Section 1017. Future Guarantees	119
Section 1018. Designation of Restricted and Unrestricted Subsidiaries	119
Section 1019. Termination of Certain Covenants	120
Section 1020. Additional Amounts	120
Section 1021. Payments for Consent	123
ARTICLE Eleven REDEMPTION OF NOTES
Section 1101. Applicability of Article	123
Section 1102. Election to Redeem; Notice to Trustee	123
Section 1103. Optional Redemption	124
Section 1104. Selection by Trustee of Notes to Be Redeemed	124
Section 1105. Notice of Redemption	124
Section 1106. Deposit of Redemption Price	125
Section 1107. Notes Payable on Redemption Date	126
Section 1108. Notes Redeemed in Part	126
Section 1109. Redemption for Changes in Withholding Taxes	126

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ARTICLE Twelve [RESERVED]
ARTICLE Thirteen DEFEASANCE AND COVENANT DEFEASANCE
Section 1301. Company’s Option to Effect Defeasance or Covenant Defeasance	127
Section 1302. Defeasance and Discharge	127
Section 1303. Covenant Defeasance	128
Section 1304. Conditions to Defeasance or Covenant Defeasance	128
Section 1305. Deposited Money and Government Securities to Be Held in Trust; Miscellaneous Provisions	130
Section 1306. Reinstatement	130
ARTICLE Fourteen [RESERVED]
ARTICLE Fifteen SUBSIDIARY GUARANTEES
Section 1501. Unconditional Guarantee	131
Section 1502. [Reserved]	132
Section 1503. Limitation on Guarantors’ Liability	133
Section 1504. Release of Guarantors from Guarantee	133
Section 1505. Guarantor Contribution	134
Section 1506. Guarantors May Consolidate, etc., on Certain Terms	134

ANNEX A FORM OF NOTE	1

ANNEX A FORM OF NOTE 1

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THIS INDENTURE (this “Indenture”), dated as of May 21, 2015, is between BELLATRIX EXPLORATION LTD., an Alberta, Canada corporation (herein called the “Company”), having its principal office in Suite 1920, 800 – 5th Avenue S.W., Calgary, Alberta, T2P 3T6, and U.S. BANK NATIONAL ASSOCIATION, as Trustee (herein called the “Trustee”).

RECITALS OF THE COMPANY

The Company has duly authorized the execution and delivery of this Indenture to provide for the issuance of (i) a series of senior notes designated as 8.5% Senior Notes due 2020 in an aggregate principal amount of U.S.$250,000,000 (the “Initial Notes”) and (ii) additional senior notes of the same series as the Initial Notes (the “Additional Notes” and, together with the Initial Notes, the “Notes”).

This Indenture is subject to the provisions of the Trust Indenture Act of 1939, as specified herein and shall, to such extent, be governed by such provisions.

All things necessary have been done to make the Notes, when executed by the Company and authenticated and delivered hereunder and duly issued by the Company, the valid obligations of the Company. All things necessary to make this Indenture a valid agreement of the Company in accordance with its terms have been done.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE One
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 101.        Definitions.

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1)               the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(2)               all other terms used herein which are defined in the Trust Indenture Act, or the Securities Act, either directly or by reference therein, have the meanings assigned to them therein;

(3)               all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP (as herein defined) applied consistently throughout the relevant period and relevant prior periods.

(4)               “or” is not exclusive;

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(5)               “will” shall be interpreted to express a command;

(6)               provisions apply to successive events and transactions;

(7)               placement of successor sections or rules adopted by the SEC from time to time;

(8)               the word “includes” and its derivatives mean “includes, but is not limited to” and corresponding derivative definitions;

(9)               unless the context otherwise requires, any reference to an “Article” or a “Section” refers to an Article or a Section, as the case may be, of this Indenture;

(10)           the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision; and

(11)           unless otherwise specified, references to “$” or “dollars” are to Canadian dollars, and references to “U.S.$” are to U.S. dollars.

Whenever this Indenture refers to a provision of the Trust Indenture Act, the provision is incorporated by reference in and made a part of this Indenture. The following Trust Indenture Act terms used in this Indenture have the following meanings:

“indenture securities” means the Notes;

“indenture security holder” means a Holder;

“indenture to be qualified” means this Indenture;

“indenture trustee” or “institutional trustee” means the Trustee;

“obligor” on the Notes means the Company, any Guarantor or any other obligor on the Notes; and

The following additional terms used in this Indenture have the following meanings:

“Acquired Debt” means, with respect to any specified Person:

(1)               Indebtedness (a) of any other Person existing at the time such other Person is consolidated, merged, arranged or amalgamated with or into or became a Restricted Subsidiary of such specified Person or (b) assumed by such specified Person or any of its Restricted Subsidiaries in connection with the acquisition of assets or property from such other Person; provided such Indebtedness is not incurred in connection with, or in contemplation of, or to finance, such other Person consolidating, merging, arranging or amalgamating with or into, or becoming a Restricted Subsidiary of, such specified Person; and

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(2)               Indebtedness secured by a Lien encumbering any asset acquired by such specified Person; provided such Indebtedness is not incurred in connection with, or in contemplation of, or to finance, such acquisition;

provided that any Indebtedness of such Person that is redeemed, defeased, retired or otherwise repaid prior to or concurrently with the consummation of such acquisition or transaction by which such other Person merges, consolidates, amalgamates or is arranged with or into, or becomes a Restricted Subsidiary of, such specified Person, or such assets are acquired from such Person, will not be Acquired Debt.

“Act,” when used with respect to any Holder, has the meaning specified in Section 104.

“Additional Assets” means:

(1)               any property or assets (other than Indebtedness and Capital Stock) to be used by or useful to the Company or a Restricted Subsidiary in the Oil and Gas Business;

(2)               the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary;

(3)               Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; or

(4)               Capital Stock of any Restricted Subsidiary; provided that all the Capital Stock of such Subsidiary held by the Company or any Restricted Subsidiary shall entitle the Company or such Restricted Subsidiary to not less than a pro rata portion of all dividends or other distributions made by such Restricted Subsidiary upon any of such Capital Stock;

provided, however, that, in the case of clauses (2), (3) and (4), such Restricted Subsidiary is primarily engaged in the Oil and Gas Business.

“Additional Amounts” has the meaning indicated in Section 1020 of this Indenture.

“Additional Notes” has the meaning indicated in the recitals to this Indenture.

“Additional Restricted Notes” has the meaning specified in Section 201 of this Indenture.

“Adjusted Consolidated Net Tangible Assets” means, without duplication, as of the date of determination, the sum of:

(1)               discounted future net revenues from Proved Reserves of the Company and its Restricted Subsidiaries (before any future federal, state, provincial or foreign income tax expenses (within the meaning of the Applicable Securities Legislation)), as estimated by a Canadian or United States nationally recognized firm of independent petroleum engineers in a reserve report prepared as of the end of the Company’s most recently completed fiscal year for which audited financial statements are available using a discount rate of 10% and based on the forecast prices and costs utilized in such year-end reserve report, as increased by, as of the date of determination, the discounted future net

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revenues (before any future income federal, state, provincial or foreign tax expenses (within the meaning of the Applicable Securities Legislation)) from:

(a)                estimated Proved Reserves acquired since the date of such year-end reserve report, and

(b)               estimated Proved Reserves attributable to extensions, discoveries and other additions and upward revisions of estimates of Proved Reserves (including previously estimated development costs incurred and the accretion of discount since the prior year-end) since the date of such year-end reserve report due to exploration, development, exploitation, production or other activities which would, in accordance with industry practice, cause such revisions, in each case, calculated in accordance with Applicable Securities Legislation (using a discount rate of 10% and based on the forecast prices and costs utilized in such year-end reserve report) before any federal, state, provincial or foreign income tax expense, and decreased by as of the date of determination, the estimated discounted future net revenues from:

(c)                estimated Proved Reserves produced or disposed of since the date of such year-end reserve report (before any federal, state, provincial or foreign income tax expense), and

(d)               reductions in estimated Proved Reserves attributable to downward revisions of estimates of Proved Reserves since the date of such year-end reserve report due to changes in exploration, development, exploitation activities, geological conditions or other factors that would, in accordance with industry practice, cause such revisions, in each case calculated in accordance with Applicable Securities Legislation (using a discount rate of 10% and based on the forecast prices and costs utilized in such year-end reserve report) before any federal, state, provincial or foreign income tax expense;

provided that, in the case of each of the determinations made pursuant to clauses (a) through (d) of this clause (1), such increases and decreases will be determined by the Company’s internal or independent petroleum engineers, plus

(2)               the capitalized costs that are attributable to oil and gas properties of the Company and its Restricted Subsidiaries to which no Proved Reserves are attributable, based on the Company’s books and records as of the date of the Company’s most recent available internal annual or quarterly financial statements, plus

(3)               the Net Working Capital as of the date of the Company’s most recently available internal annual or quarterly financial statements, and plus

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(4)               the greater of (a) the net book value of other tangible assets of the Company and its Restricted Subsidiaries as of the date of the Company’s most recently available internal annual or quarterly financial statements or (b) the appraised value, as estimated by independent appraisers, of other tangible assets of the Company and its Restricted Subsidiaries, in each case, as of the date of the Company’s most recently available internal annual or quarterly financial statements; provided that if no such appraisal has been performed, the Company will not be required to obtain such an appraisal and only subclause (a) of this clause (4) will apply, minus, to the extent not otherwise taken into account in the immediately preceding clauses (1) through (4), the sum of:

(1)               minority interests, plus

(2)               any net gas balancing liabilities of the Company and its Restricted Subsidiaries reflected in the Company’s most recently available internal annual or quarterly financial statements, plus

(3)               the discounted future net revenues, calculated in accordance with Applicable Securities Legislation utilizing the estimates of production, price assumptions and discount rate utilized in the Company’s year-end reserve report, attributable to Proved Reserves that are required to be delivered to third parties to fully satisfy the obligations of the Company and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto, and

(4)               the discounted future net revenues, calculated in accordance with Applicable Securities Legislation, attributable to Proved Reserves subject to Dollar-Denominated Production Payments that, based on the estimates of production, price assumptions and discount rate utilized in the Company’s year-end reserve report, would be necessary to fully satisfy the payment obligations of the Company and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control”, as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling”, “controlled by” and “under common control with” have correlative meanings.

“Affiliate Transaction” has the meaning specified in Section 1016 of this Indenture.

“Applicable Securities Legislation” means, as of any date, the securities laws (including rules, regulations, policies, instruments and blanket orders) of each of the provinces and territories of Canada, including the Province of Alberta, Canada, then applicable to the Company that relate to the designation, classification or computation of oil and gas reserves, including, without limitation, National Instrument 51-101 as in effect at such date.

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“Agent Members” has the meaning specified in Section 203(2) of this Indenture.

“Asset Sale” means:

(1)               the sale, lease, conveyance or other disposition of any assets or rights (including by way of Production Payments and Reserve Sales or a sale and leaseback transaction); provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of Article Eight and/or Section 1010 of this Indenture and not by the provisions of Section 1015 of this Indenture; and

(2)               the issuance of Equity Interests in any of the Company’s Restricted Subsidiaries (other than directors’ qualifying shares) or the sale of Equity Interests held by the Company or any of its Restricted Subsidiaries in any of the Company’s Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)               any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $15.0 million;

(2)               a transfer of assets between or among the Company and its Restricted Subsidiaries;

(3)               an issuance of Equity Interests by a Restricted Subsidiary to the Company or to a Restricted Subsidiary;

(4)               the sale, lease or other disposition of equipment, inventory, products, services, accounts receivable or other assets in the ordinary course of business, including in connection with any compromise, settlement or collection of accounts receivable, and any sale or other disposition of damaged, worn-out or obsolete assets or assets that are no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries;

(5)               the sale or other disposition of cash or Cash Equivalents;

(6)               a Restricted Payment that does not violate Section 1012 of this Indenture, including the issuance or sale of Equity Interests or the sale, lease or other disposition of products, services, equipment, inventory, accounts receivable or other assets pursuant to any such Restricted Payment;

(7)               a Permitted Investment, including, without limitation, the issuance or sale of Equity Interests or the sale, lease or other disposition of products, services, equipment, inventory, accounts receivable or other assets pursuant to any such Permitted Investment and the unwinding of any Hedging Obligations;

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(8)               a disposition of Hydrocarbons or mineral products inventory in the ordinary course of business;

(9)               any sale, abandonment, relinquishment or other disposition of assets resulting from any pooling agreement, unitization agreement, Farm-In Agreement, Farm-Out Agreement, lease and sublease of developed and/or undeveloped properties or any joint venture agreement made or entered into in the ordinary course of business or that is usual and customary in the Oil and Gas Business, but excluding any disposition as a result of the creation of a Production Payments and Reserve Sale;

(10)           the creation or perfection of a Lien (but not, except as contemplated in clause (11) below, the sale or other disposition of the properties or assets subject to such Lien);

(11)           (a) the creation or perfection of a Permitted Lien and (b) solely for purposes of clauses (1) and (2) of the first paragraph of Section 1015 of this Indenture, the enforcement of such Lien;

(12)           the sale or licensing or sublicensing of intellectual property, including, without limitation, sales of or licenses for seismic data, and other general intangibles, in each case, in the ordinary course of business and which do not materially interfere with the business of the Company and its Restricted Subsidiaries;

(13)           surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(14)           any Production Payments and Reserve Sales; provided that all such Production Payments and Reserve Sales (other than incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to the Company or a Restricted Subsidiary) shall have been created, incurred, issued, assumed or guaranteed no later than 60 days after the acquisition of, the oil and gas properties that are subject thereto;

(15)           the sale or other disposition (regardless of whether in the ordinary course of business) of interests in oil and gas properties other than any gas processing facilities; provided that, at the time of such sale or other disposition, such properties do not have attributed to them any Proved Reserves;

(16)           any operating lease or sublease in the ordinary course of business; and

(17)           any trade or exchange by the Company or any Restricted Subsidiary of properties or assets used or useful in the Oil and Gas Business for other properties or assets used or useful in the Oil and Gas Business owned or held by another Person (including Capital Stock of a Person engaged in the Oil and Gas Business that is or becomes a Restricted Subsidiary), including any cash or Cash Equivalents necessary in order to achieve an exchange of equivalent value; provided that the Fair Market Value of the properties or assets traded or exchanged by the Company or such Restricted Subsidiary (including any cash or Cash Equivalents to be delivered by the Company or such Restricted Subsidiary) is reasonably equivalent to the Fair Market Value of the properties or assets (together with any cash or Cash Equivalents) to be received by the Company or such Restricted Subsidiary, and provided, further, that any cash received in the transaction must be applied in accordance with Section 1015 of this Indenture as if such transaction were an Asset Sale.

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“Asset Sale Offer” has the meaning specified in Section 1015 of this Indenture.

“Attributable Debt” in respect of a sale/leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale/leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale/leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Authenticating Agent” means any Person authorized by the Trustee pursuant to Section 614 to act on behalf of the Trustee to authenticate Notes.

“Automatic Exchange” has the meaning specified in Section 305(d) of this Indenture.

“Automatic Exchange Date” has the meaning specified in Section 305(d) of this Indenture.

“Automatic Exchange Notice” has the meaning specified in Section 305(d) of this Indenture.

“Automatic Exchange Notice Date” has the meaning specified in Section 305(d) of this Indenture.

“Bank Facilities” means one or more credit facilities (including the Senior Credit Agreement) provided by one or more commercial banks or financial institutions that routinely provide credit facilities providing for revolving credit loans, letters of credit, bankers’ acceptances and/or term loans (in the case of term loans, which do not provide for assignments of such term loans to commercial banks or financial institutions that do not routinely provide revolving credit loans) on customary market terms for similar facilities in each case, as amended, restated, modified, renewed, extended, refunded, replaced or refinanced (in each case, without limitation as to amount), in whole or in part, from time to time.

“Bankruptcy Law” means any applicable U.S. or Canadian federal, provincial, territorial or state bankruptcy, insolvency, reorganization or other similar law, including the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and the Winding-up and Restructuring Act (Canada).

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used

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in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time or upon the occurrence of a subsequent condition. The terms “Beneficially Own,” “Beneficially Owns,” “Beneficially Owned” and “Beneficially Owning” will have a corresponding meaning.

“Board of Directors” means:

(1)               with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)               with respect to a partnership, the board of directors of the general partner of the partnership;

(3)               with respect to a limited liability company, the managers or managing member or members of such limited liability company (as applicable) or any duly authorized committee of managers or managing members (as applicable) thereof; and

(4)               with respect to any other Person, the board of directors or duly authorized committee of such Person serving a similar function.

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company or a Guarantor, the principal financial officer of the Company or a Guarantor, any other authorized officer of the Company or a Guarantor, or a person duly authorized by any of them, in each case as applicable, to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee. Where any provision of this Indenture refers to action to be taken pursuant to a Board Resolution, such action may be taken by any committee, officer or employee of the Company or a Guarantor, as applicable, authorized to take such action by the Board of Directors as evidenced by a Board Resolution.

“Business Day” means any day other than a Legal Holiday.

“Calculation Date” has the meaning set forth below in the definition of “Fixed Charge Coverage Ratio.”

“Canadian Restricted Global Note” has the meaning specified in Section 305(d) of this Indenture.

“Canadian Restricted Notes Legend” has the meaning specified in Section 202(2) of this Indenture.

“Canadian Securities Commissions” has the meaning set forth below in Section 1006 of this Indenture.

“Canadian Unrestricted Global Note” has the meaning specified in Section 305(d) of this Indenture.

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“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty. Notwithstanding the foregoing, any lease that would have been classified as an operating lease pursuant to GAAP as in effect on the Issue Date will be deemed not to be a capital lease or a financing lease.

“Capital Stock” means:

(1)               in the case of a corporation, corporate stock;

(2)               in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)               in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)               any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, regardless of whether such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)               United States or Canadian dollars;

(2)               Government Securities having maturities of not more than one year from the date of acquisition;

(3)               marketable general obligations issued by any state of the United States of America, any province or territory of Canada or any political subdivision of any such state, province or territory, or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition thereof, having a credit rating of “A” or better from either S&P, Moody’s or DBRS Limited;

(4)               certificates of deposit, time deposits accounts, term deposit accounts, money market deposit accounts, demand deposit accounts and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any United States or Canadian commercial bank or United States or Canadian branch of a foreign bank, in each case having capital and surplus in excess of U.S.$250.0 million (or the equivalent thereof in Canadian dollars) and a Thomson Bank Watch Rating of “B” or better;

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(5)               repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6)               commercial paper having one of the two highest ratings obtainable from Moody’s, S&P or DBRS Limited and, in each case, maturing within one year after the date of acquisition;

(7)               money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition; and

(8)               deposits in any currency available for withdrawal on demand with any commercial bank in the United States or that is organized under the laws of any country in which the Company or any Restricted Subsidiary maintains its chief executive office or is engaged in the Oil and Gas Business; provided that all such deposits are made in such accounts in the ordinary course of business.

“Cash Management Arrangement” means any arrangement entered into or to be entered into by the Company or any of its Restricted Subsidiaries for or in respect of cash management services for the Company and its Restricted Subsidiaries in the ordinary course of business, including mirror accounting arrangements, account positioning arrangements, pooled accounts, netting arrangements across accounts, centralized operating accounts, automated clearing house transactions, controlled disbursement services, treasury, depository, overdraft and electronic funds transfer services, wire transfers, inter-account transfers, foreign exchange facilities, currency exchange transactions or agreements and options with respect thereto, credit card processing services, credit or debit cards, purchase cards and any indemnity given in connection with any of the foregoing, and in each case any daylight credit which may be associated therewith.

“Change in Tax Law” has the meaning specified in Section 1109 of this Indenture.

“Change of Control” means:

(1)               any “person” or “group” of related persons (as such terms are used in Section 13(d) of the Exchange Act) is or becomes a Beneficial Owner, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company (or its successor by merger, consolidation, amalgamation, arrangement or purchase of all or substantially all of its properties or assets) (for the purposes of this clause, such person or group shall be deemed to Beneficially Own any Voting Stock of the Company held by an entity, if such person or group Beneficially Owns, directly or indirectly, more than 50% of the voting power of the Voting Stock of such entity);

(2)               the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation, arrangement or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” or “group” (as such terms are used in Section 13(d) of the Exchange Act); or

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(3)               the adoption or approval by the stockholders of the Company of a plan for the liquidation or dissolution of the Company.

Notwithstanding the foregoing, (a) a “person” will not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement, arrangement agreement or similar agreement (or voting or option agreement related thereto) until the consummation of the transactions contemplated by such agreement and (b) transactions between or among the Company and its Restricted Subsidiaries will not be deemed to constitute a Change of Control.

“Change of Control Offer” has the meaning set forth in Section 1010 of this Indenture.

“Change of Control Payment” has the meaning set forth in Section 1010 of this Indenture.

“Change of Control Payment Date” has the meaning set forth in Section 1010 of this Indenture.

“Clearstream” means Clearstream Banking S.A. and any successor thereto.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company” means the Person named as the “Company” in the first paragraph of this instrument until a successor or resulting Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Company” shall mean such successor or resulting Person.

“Company Request” or “Company Order” means, in the case of the Company, a written request or order signed in the name of the Company by its Chairman of the Board, its Chief Executive Officer, its President, any of its Vice Presidents or any other duly authorized officer of the Company or any person duly authorized by any of them, and delivered to the Trustee and, in the case of a Guarantor, a written request or order signed in the name of such Guarantor by its Chairman of the Board, its Chief Executive Officer, its President, any of its Vice Presidents or any other duly authorized officer of such Guarantor or any person duly authorized by any of them, and delivered to the Trustee.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)               the sum of:

(a)                provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income;

(b)               the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income;

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(c)                exploration and abandonment expense to the extent deducted in calculating Consolidated Net Income;

(d)               depreciation, depletion, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), impairment, other non-cash expenses and other non-cash items (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, depletion, amortization, impairment and other non-cash expenses were deducted in computing such Consolidated Net Income;

(e)                cash restructuring charges (to the extent that such charges would not be required to be capitalized on a balance sheet prepared in accordance with GAAP), and cash transaction and restructuring costs incurred during such period in connection with any acquisition and any severance payments made to former employees; provided that the aggregate amount added back pursuant to this clause (e) for any four quarter period shall not, prior to giving effect thereto, exceed 5.0% of Consolidated Cash Flow of such Person for such period;

(f)                any non-recurring fees, expense or charges related to any public offering of Equity Interests, the making of any Permitted Investments or acquisitions or the incurrence of any Indebtedness permitted to be incurred by this Indenture (in each case, whether or not successful), to the extent that such fees, expenses and charges were deducted in computing Consolidated Net Income;

(g)               any interest expense attributable to any Oil and Natural Gas Hedging Contract, to the extent that such interest expense was deducted in computing such Consolidated Net Income; minus

(2)               the sum of:

(a)                non-cash items increasing such Consolidated Net Income for such period, other than items that were accrued in the ordinary course of business; and

(b)               the sum of (i) the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to Volumetric Production Payments and (ii) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments;

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding sentence, clauses (a) through (g) relating to amounts of a Restricted Subsidiary of the referenced Person will be added to Consolidated Net Income to compute Consolidated Cash Flow of such Person only to the extent (and in the same proportion) that the net income or profit of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and, to the

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extent the amounts set forth in clauses (a) through (g) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income or profit for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be paid as a dividend or advanced to the referenced Person by such Restricted Subsidiary without prior governmental approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or the holders of its Capital Stock.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income or profit (loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends of such Person; provided that:

(1)               the net income or profit (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2)               solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of Section 1012 the net income or profit of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, members or partners;

(3)               the cumulative effect of a change in accounting principles will be excluded;

(4)               any after-tax effect of gains (losses) realized upon the sale or other disposition of any property, plant or equipment of such Person or its consolidated Restricted Subsidiaries (including pursuant to any sale and leaseback transaction) that is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person will be excluded;

(5)               the amortization of intangibles arising pursuant to GAAP, and any impairment charges, asset write-offs or write-downs under GAAP will be excluded;

(6)               any non-cash mark-to-market adjustments to assets or liabilities resulting in unrealized gains or losses in respect of Hedging Obligations (including those under CICA 3855 or equivalent GAAP standard) shall be excluded;

(7)               to the extent deducted in the calculation of net income, any non-cash or other charges associated with any premium or penalty paid, and any write-off of deferred financing costs or other financial recapitalization charges in connection with redeeming or retiring any Indebtedness will be excluded;

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(8)               any after-tax effect of extraordinary, non-recurring or unusual gains, losses or charges (including fees and expenses relating thereto) or expenses shall be excluded;

(9)               any (i) non-cash compensation expense recorded from grants of stock appreciation or similar rights, phantom equity, stock options, restricted stock or other rights to officers, directors, managers or employees and (ii) non-cash income (loss) attributable to deferred compensation plans or trusts, shall be excluded;

(10)           the effects of any purchase accounting adjustments resulting from the application of purchase accounting under GAAP or applicable Canadian guidelines or the amortization or write-off of any amounts thereof, net of taxes, will be excluded;

(11)           any currency translation gains and losses related to currency remeasurements of Indebtedness shall be excluded;

(12)           (i) to the extent covered by insurance and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days of, and (b) in fact reimbursed within 365 days of, the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption shall be excluded and (ii) amounts estimated in good faith to be received from insurance in respect of lost revenues or earnings in respect of liability or casualty events or business interruption shall be included (with a deduction for amounts actually received up to such estimated amount to the extent included in net income in a future period); and

(13)           non-cash charges for deferred tax asset valuation allowances shall be excluded (except to the extent reversing a previously recognized increase to net income) shall be excluded.

“Convertible Amount” has the meaning specified in Section 401 of this Indenture.

“Corporate Trust Office” means the office of the Trustee at which at any particular time its corporate trust business in relation to this Indenture shall be principally administered, which office at the date of the execution of this instrument is located at 225 Asylum Street, 23rd Floor, Hartford, CT 06103, Attention: Corporate Trust Services; Bellatrix Exploration Ltd. (except with respect to any payments on the Notes, in which case the address will be U.S. Bank National Association, 100 Wall Street, Suite 1600, New York, New York 10005), or such other address as the Trustee may designate from time to time by notice to the Company, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Company).

“Covenant Defeasance” has the meaning specified in Section 1303 of this Indenture.

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“Credit Facilities” means, with respect to the Company or any Restricted Subsidiary, one or more debt facilities (including, without limitation, the Senior Credit Agreement and any other Bank Facilities), commercial paper facilities or Debt Issuances providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to any lenders, other financiers or to special purpose entities formed to borrow from (or sell such receivables to) any lenders or other financiers against such receivables), letters of credit, letters of guarantee, bankers’ acceptances, other borrowings or Debt Issuances, in each case, as amended, restated, modified, renewed, extended, refunded, replaced or refinanced (in each case, without limitation as to amount), in whole or in part, from time to time (including through one or more Debt Issuances).

“Currency Agreement” means in respect of any Person any foreign exchange contract, currency swap agreement, currency option, currency exchange or other similar agreement as to which such Person is a party or a beneficiary, entered into by such Person in the ordinary course of its business for the purpose of limiting or managing exchange rate risks to which such Person or its Restricted Subsidiaries is subject.

“Customary Recourse Exceptions” means, with respect to any Non-Recourse Debt of a Person, exclusions from the exculpation provisions with respect to such Non-Recourse Debt for the voluntary bankruptcy of such Person, fraud, misapplication of cash, environmental claims, waste, willful destruction and other circumstances customarily excluded by lenders from exculpation provisions or included in separate indemnification agreements in non-recourse financings.

“CUSIP” means the Committee on Uniform Securities Identification Procedures.

“Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

“Debt Issuances” means, with respect to the Company or any Restricted Subsidiary, one or more issuances after the Issue Date of Indebtedness evidenced by notes, debentures, bonds or other similar securities or instruments.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Defaulted Interest” has the meaning specified in Section 308.

“Defeasance” has the meaning specified in Section 1302.

“Definitive Notes” means certificated Notes.

“Depositary” means, with respect to Notes issued in whole or in part in the form of one or more Global Notes, DTC or any other clearing agency registered under the Exchange Act that is designated to act as successor Depositary for such Notes.

“Disinterested Member” means, with respect to any transaction, a member of the Company’s Board of Directors who does not have any material direct or indirect financial interest (other than as an owner of Equity Interests in the Company or as an officer, manager or employee of the Company or any Restricted Subsidiary)

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in or with respect to such transaction and is not an Affiliate, or an officer, director, member of a supervisory, executive or management board or employee of any Person (other than the Company or a Restricted Subsidiary), who has any direct or indirect financial interest in or with respect to such transaction.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of a “change of control” or an “asset sale” will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 1012 of this Indenture. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Documentary Taxes” has the meaning set forth in Section 1020 of this Indenture.

“Dollar” or “$” means the coin or currency of Canada, which at the time of payment is legal tender for the payment of public and private debts.

“Dollar-Denominated Production Payments” means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“DTC” means The Depository Trust Company.

“Electronic Methods” has the meaning specified in Section 105 of this Indenture.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means (1) an offering for cash by the Company of its Equity Interests (other than Disqualified Stock) or (2) a cash contribution to the Company’s common equity capital from any Person.

“Euroclear” means Euroclear Bank, S.A./N.V., as operator of the Euroclear systems, and any successor thereto.

“Event of Default” has the meaning specified in Section 501 of this Indenture.

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“Excess Proceeds” has the meaning specified in Section 1015 of this Indenture.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Existing Indebtedness” means Indebtedness of the Company and its Subsidiaries in existence on the Issue Date, until such amounts are repaid.

“Expiration Date” has the meaning specified in Section 104 of this Indenture.

“Fair Market Value” means the price that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party. Fair Market Value of an asset or property in excess of $10.0 million shall be determined by the Board of Directors of the Company acting in good faith, whose determination shall be conclusive and evidenced by a resolution of such Board of Directors, and any lesser Fair Market Value may be determined by an officer of the Company acting in good faith.

“Farm-In Agreement” means an agreement whereby a Person agrees to pay all or a share of the drilling, completion or other expenses of an exploratory or development well (which agreement may be subject to a maximum payment obligation, after which expenses are shared in accordance with the working or participation interests therein or in accordance with the agreement of the parties) or perform the drilling, completion or other operation on such well in exchange for an ownership interest in an oil or gas property.

“Farm-Out Agreement” means a Farm-In Agreement, viewed from the standpoint of the party that transfers an ownership interest to another.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any four-quarter reference period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the four-quarter period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)               acquisitions that have been made by (i) the specified Person or any Restricted Subsidiary, including through mergers, amalgamations, arrangements, consolidations or otherwise (including acquisitions of assets used or useful in the Oil and Gas Business), or (ii) any Person or any Restricted Subsidiary acquired by the specified Person or any Restricted Subsidiary, including through mergers, amalgamations, arrangements, consolidations or otherwise, and including in each case any related financing transactions and increases in ownership of Restricted Subsidiaries, during the reference

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period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period, and any Consolidated Cash Flow for such reference period will be calculated giving pro forma effect to any operating improvements or cost savings that have occurred or are reasonably expected to occur within 12 months of the date of the applicable transaction in the reasonable judgment of the principal accounting officer or Chief Financial Officer of the Company (regardless of whether those operating improvements or cost savings could then be reflected in pro forma financial statements prepared in accordance with Regulation S-X under the Securities Act or any other regulation or policy of the SEC related thereto);

(2)               the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date (i) of the specified Person or any of its Restricted Subsidiaries, or (ii) of any Person or any of its Restricted Subsidiaries that is acquired by the specified Person or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, will be excluded;

(3)               the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date (i) of the specified Person or any of its Restricted Subsidiaries, or (ii) of any Person or any of its Restricted Subsidiaries that is acquired by the specified Person or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any Restricted Subsidiary following the Calculation Date;

(4)               any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5)               any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such reference period;

(6)               if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire reference period (taking into account any Hedging Obligation applicable to such Indebtedness, but if the remaining term of such Hedging Obligation is less than 12 months, then such Hedging Obligation shall only be taken into account for that portion of the reference period equal to the remaining term thereof); and

(7)               for any relevant amounts denominated in a foreign currency, the Canadian dollar-equivalent amount of such amount shall be calculated based on the relevant currency exchange rate in effect immediately prior to the Calculation Date.

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“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)               the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (excluding (i) any interest attributable to Production Payments and Reserve Sales, (ii) write-off of deferred financing costs and (iii) accretion of interest charges on future plugging and abandonment obligations, future retirement benefits and other obligations that do not constitute Indebtedness, but including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations other than that attributable to any Oil and Natural Gas Hedging Contract, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings), and net of the effect of all payments made or received pursuant to Interest Rate Agreements; plus

(2)               the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)               any interest for such period on Indebtedness of another Person that was guaranteed by the specified Person or one or more of its Restricted Subsidiaries or secured by a Lien on assets of such specified Person or one or more of its Restricted Subsidiaries, regardless of whether such guarantee or Lien was called upon; plus

(4)               all dividends, whether paid or accrued and regardless of whether in cash, on any series of Disqualified Stock of such Person or any series of preferred stock of a Restricted Subsidiary of such Person, other than dividends on Equity Interests payable solely in Equity Interests of the Person (other than Disqualified Stock) or to the Person or a Restricted Subsidiary of such Person, in each case, on a consolidated basis and determined in accordance with GAAP.

“Funding Guarantor” has the meaning specified in Section 1505 of this Indenture.

“GAAP” means International Financial Reporting Standards as in effect from time to time, including International Accounting Standards and Interpretations together with their accompanying documents which are set by the IFRS Foundation, and the IFRS Interpretations Committee, the interpretative body of the IFRS Foundation, but only to the extent the same are adopted by the Canadian Institute of Chartered Accountants (the “CICA”) as generally accepted accounting principles in Canada and then subject to such modifications thereto as are agreed by the CICA, applied on a consistent basis.

If there occurs a change in generally accepted accounting principles, and such change would require disclosure under GAAP in the financial statements of the Company and would cause a change in the method of calculation of financial covenants, standards or terms as determined in good faith by the Company (an “Accounting Change”), then the Company may elect, as evidenced by a written notice of the Company to the Trustee, that such financial covenants, standards or terms shall be calculated as if such Accounting Change had not occurred. Any such election with respect to such Accounting Change may not thereafter be changed.

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“Global Note” means a Note that evidences all or part of the Notes and bears the legends set forth in Section 202.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America or Canada or any agency of the United States of America or Canada, and the payment for which the United States or Canada pledges its full faith and credit.

“guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services or to take or pay or to maintain financial statement conditions or otherwise), or entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part). The term “guarantee” used as a verb has a correlative meaning.

“Guarantee” means any guarantee of the Notes by any Guarantor in accordance with Section 1501 of this Indenture.

“Guaranteed Obligations” has the meaning set forth in Section 1501 of this Indenture.

“Guarantor” means each Restricted Subsidiary that has become obligated under a Guarantee, in accordance with the terms of the guarantee provisions of this Indenture, but only for so long as such Restricted Subsidiary remains so obligated pursuant to the terms of this Indenture.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate and Currency Hedges and any Oil and Natural Gas Hedging Contracts.

“Holder” means a Person in whose name a Note is registered on the Security Registrar’s books.

“Hydrocarbons” means oil, natural gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons, and all constituents, elements or compounds thereof and products refined or processed therefrom.

“Indebtedness” means, with respect to any specified Person, without duplication, any indebtedness of such Person, regardless of whether contingent:

(1)               in respect of borrowed money;

(2)               evidenced by bonds, notes, credit agreements, debentures or similar instruments or letters of credit or letters of guarantee (or reimbursement agreements in respect thereof);

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(3)               in respect of bankers’ acceptances;

(4)               representing Capital Lease Obligations or Attributable Debt;

(5)               in respect of any guarantee by such Person of production or payment with respect to a Production Payment (but not any other contractual obligation in respect of such Production Payment);

(6)               representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed, except any such balance that constitutes an accrued expense or a trade payable; or

(7)               representing net obligations under Interest Rate and Currency Hedges;

if and to the extent any of the preceding items (other than letters of credit and Interest Rate and Currency Hedges) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes:

(a)                all Indebtedness of any other Person, of the types described above in clauses (1) through (7), secured by a Lien on any asset of the specified Person (regardless of whether such Indebtedness is assumed by the specified Person); provided that the amount of such Indebtedness will be the lesser of (i) the Fair Market Value of such asset at such date of determination and (ii) the amount of such Indebtedness of such other Person, and

(b)               to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person, of the types described above in clauses (1) through (7) above. Furthermore, the amount of any Indebtedness outstanding as of any date will be the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

Notwithstanding the foregoing, the following shall not constitute “Indebtedness”:

(i)                 accrued expenses, royalties and trade accounts payable arising in the ordinary course of business;

(ii)               except as provided in clause (5) of the first paragraph of this definition, any obligation in respect of any Production Payment and Reserve Sales;

(iii)             any obligation in respect of any Farm-In Agreement;

(iv)             any indebtedness which has been defeased in accordance with GAAP or defeased pursuant to the deposit of cash or Government Securities (in an amount sufficient to satisfy all such indebtedness obligations at Stated Maturity or redemption, as applicable, and all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness, and subject to no other Liens, in accordance with the applicable terms of the instrument governing such indebtedness;

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(v)               oil or natural gas balancing liabilities incurred in the ordinary course of business and consistent with past practice;

(vi)             any obligation in respect of any Oil and Natural Gas Hedging Contract;

(vii)           any unrealized losses or charges in respect of Hedging Obligations (including those under CICA 3855 or equivalent GAAP standard);

(viii)         any obligations in respect of (a) bid, performance, completion, surety, appeal and similar bonds, (b) obligations in respect of bankers acceptances, (c) insurance obligations or bonds and other similar bonds and obligations and (d) any guarantees or letters of credit functioning as or supporting any of the foregoing bonds or obligations; provided, however, that such bonds or obligations mentioned in subclause (a), (b), (c) or (d) of this clause (viii), were incurred in the ordinary course of the business of such Person and its Restricted Subsidiaries and do not relate to obligations for borrowed money;

(ix)             any Disqualified Stock of such Person or any preferred stock of any of its Restricted Subsidiaries;

(x)               any obligation arising from any agreement providing for indemnities, guarantees, purchase price adjustments, holdbacks, contingency payment obligations based on the performance of the acquired or disposed assets or similar obligations (other than guarantees of Indebtedness) incurred by any Person in connection with the acquisition or disposition of assets; or

(xi)             all contracts and other obligations, agreements, instruments or arrangements described in clauses (19), (20), (21) and (22) of the definition of “Permitted Liens.”

“Indenture” has the meaning specified in the first paragraph of this Indenture.

“Initial Lien” has the meaning specified in Section 1013 of this Indenture.

“Initial Notes” has the meaning specified in the recitals to this Indenture.

“Interest Payment Date,” when used with respect to any Note, means the Stated Maturity of an installment of interest on such Note.

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary, entered into by such Person in the ordinary course of its business for the purpose of limiting or managing interest rate risks to which such Person or any of its Restricted Subsidiaries is subject.

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“Interest Rate and Currency Hedges” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

“Investment Grade Rating” means a rating equal to or higher than:

(1) Baa3 (or the equivalent) with a stable or better outlook by Moody’s; or

(2) BBB (or the equivalent) with a stable or better outlook by S&P or, if either such entity ceases to rate the Notes for reasons outside of the control of the Company, the equivalent investment grade credit rating from any other Rating Agency.

“Investment Grade Rating Event” means the first day on which the notes have an Investment Grade Rating from each of S&P and Moody’s (or, if either such entity ceases to make a rating on the notes publicly available for reasons outside of the Company’s control, the equivalent investment grade credit rating from any other Rating Agency), and no Default has occurred and is then continuing under this Indenture.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding (i) endorsements of negotiable instruments and documents in the ordinary course of business, and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business and (ii) extensions of credit or advances to customers or advances, loans, extensions of credit, deposits or payments to or with suppliers, lessors or utilities or for workers’ compensation, in each case, that are incurred in the ordinary course of business and recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of such Person prepared in accordance with GAAP and endorsements for collections or deposits arising in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet of such Person prepared in accordance with GAAP. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of Section 1012 of this Indenture. The acquisition by the Company or any Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of Section 1012 of this Indenture. Except as otherwise provided in this Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

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“ISIN” means the International Securities Identification Number.

“Issue Date” means the first date on which Notes are issued under this Indenture.

“Joint Marketing Arrangement” means any joint venture, partnership, lease, joint marketing agreement, operating agreement or other arrangement (which may or may not include joint ownership of any Person) pursuant to which the Company or one of its Restricted Subsidiaries arranges for the marketing, lease or sale of products and services and shares in the profits therefrom.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions in the City of New York, New York, USA or Calgary, Alberta, Canada, or at a Place of Payment are authorized by law, regulation or executive order to remain closed.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, hypothec, charge, security interest or encumbrance of any kind in respect of such asset, regardless of whether filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code or Personal Property Security Act (or equivalent statutes) of any jurisdiction other than a precautionary financing statement respecting a lease not intended as a security agreement.

“Maturity,” when used with respect to any Note, means the date on which the principal of such Note or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any Restricted Subsidiary in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of:

(1)               all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expense incurred, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Sale;

(2)               all payments made on any Indebtedness which is secured by any assets subject to such Asset Sale, in accordance with the terms of such Indebtedness, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law be repaid out of the proceeds from such Asset Sale;

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(3)               all distributions and other payments required to be made to holders of minority interests in Subsidiaries or joint ventures as a result of such Asset Sale; and

(4)               the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, or held in escrow, in either case for adjustment in respect of the sale price or for any liabilities associated with the assets disposed of in such Asset Sale and retained by the Company or any Restricted Subsidiary after such Asset Sale.

“Net Working Capital” means (1) all current assets of the Company and its Restricted Subsidiaries except current assets from Oil and Natural Gas Hedging Contracts, less (2) all current liabilities of the Company and its Restricted Subsidiaries, except any:

(a)                current liabilities included in Indebtedness,

(b)               current liabilities associated with asset retirement obligations relating to oil and gas properties,

(c)                current liabilities from Oil and Natural Gas Hedging Contracts, and

(d)               current liabilities associated with accounting for the settlement of options as cash settled options, in each case as set forth in the consolidated financial statements of the Company prepared in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1)               as to which neither the Company nor any Restricted Subsidiary (a) provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise), in each case other than Customary Recourse Exceptions and Liens on and pledges of the Equity Interests of any Unrestricted Subsidiary or any joint venture owned by the Company or any Restricted Subsidiary to the extent securing otherwise Non-Recourse Debt of such Unrestricted Subsidiary or joint venture;

(2)               no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(3)               the explicit terms of which provide there is no recourse against any of the assets of the Company or its Restricted Subsidiaries, except for Customary Recourse Exceptions and any Equity Interests referred to in clause (1) of this definition.

“Non-U.S. Person” means a Person who is not a U.S. Person (as defined in Regulation S).

“Notes” has the meaning specified in the recitals of this Indenture.

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“Notes Custodian” means the custodian with respect to the Global Notes (as appointed by DTC), or any successor Person thereto and shall initially be the Security Registrar.

“Notice of Default” means a written notice of the kind specified in Section 501(4) or (5).

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Offer Amount” has the meaning set forth in Section 1015 of this Indenture.

“Offer Period” has the meaning set forth in Section 1015 of this Indenture.

“Offering Memorandum” means the Offering Memorandum, dated May 15, 2015, relating to the sale of the Initial Notes.

“Officer” means, in the case of the Company, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of the Company and, in the case of any Guarantor, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of such Guarantor.

“Officers’ Certificate” means, in the case of the Company, a certificate signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of the Company and, in the case of any Guarantor, a certificate signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of such Guarantor.

“Oil and Gas Business” means (1) the acquisition, exploration, exploitation, development, production, operation, service and disposition of interests in oil, natural gas and other Hydrocarbon properties, and the utilization of any property in any such activity, (2) the gathering, marketing, treating, processing, storing, refining, selling and transporting of Hydrocarbons, (3) oil field sales and services and related activities, (4) development, purchase and sale of real estate and interests therein, and (5) any business or activity relating to, arising from, or necessary, appropriate or incidental or ancillary or complementary to, or which constitutes a reasonable extension, development or expansion of, the foregoing clauses (1) through (4) of this definition.

“Oil and Natural Gas Hedging Contract” means with respect to any Person any Hydrocarbon hedging agreements and other agreements or arrangements entered into by such Person in the ordinary course of business for the purpose of protecting such Person or its Restricted Subsidiaries against fluctuations in Hydrocarbon prices.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee and that meets the requirements of Section 102. The counsel may be an employee of or counsel to the Company or a Guarantor.

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“Outstanding” when used with respect to the Notes, means, as of the date of determination, all Notes theretofore authenticated and delivered under this Indenture, except:

(1)               Notes theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(2)               Notes for whose payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company or an Affiliate of the Company) in trust or set aside and segregated in trust by the Company (if the Company or an Affiliate of the Company shall act as its own Paying Agent) for the Holders of such Notes; provided that, if such Notes are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

(3)               Notes as to which Defeasance has been effected pursuant to Section 1302; and

(4)               Notes which have been paid pursuant to Section 306 or in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant to this Indenture, other than any such Notes in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Notes are held by a protected purchaser in whose hands such Notes are valid obligations of the Company;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Notes have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other Act hereunder as of any date, Notes owned by the Company, a Guarantor or any other obligor upon the Notes or any Affiliate of the Company or a Guarantor or such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Notes which a Responsible Officer of the Trustee has been notified in writing to be so owned shall be so disregarded. Notes so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Notes and that the pledgee is not the Company or any other obligor upon the Notes or any Affiliate of the Company or of such other obligor.

“Paying Agent” means any Person authorized by the Company to pay the principal of or any premium or interest on any Notes on behalf of the Company.

“Payment Default” has the meaning specified in Section 501(6)(a) of this Indenture.

“Permitted Acquisition Indebtedness” means Indebtedness or Disqualified Stock of the Company or Indebtedness or preferred stock of any of its Restricted Subsidiaries to the extent such Indebtedness, Disqualified Stock or preferred stock was either: (1) Indebtedness, Disqualified Stock or preferred stock, as applicable, of another Person existing at the time (a) such Person became a Restricted Subsidiary of the Company or (b) such Person was consolidated, merged, arranged or amalgamated with or into the Company or one of its Restricted Subsidiaries; or (2) incurred or issued, as applicable, (a) to provide all or any portion of

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the funds used to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary of the Company or was otherwise consolidated, merged, arranged or amalgamated with or into the Company or one of its Restricted Subsidiaries or (b) otherwise in connection with, or in contemplation of, such transaction; provided that, in each case, on the date such Person became a Restricted Subsidiary of the Company or the date such Person was consolidated, merged, arranged or amalgamated with or into the Company or one of its Restricted Subsidiaries, on a pro forma basis after giving effect to such transaction, either

(a)                the Company (or such Person if the Company is not the survivor in the transaction)would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of Section 1011 of this Indenture, or

(b)               the Fixed Charge Coverage Ratio for the Company (or such Person if the Company is not the survivor in the transaction) would be no less than the Fixed Charge Coverage Ratio for the Company immediately prior to such transaction.

“Permitted Business Investments” means Investments and expenditures made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business as means of actively exploiting, exploring for, acquiring, developing, processing, gathering, marketing or transporting oil, natural gas, other Hydrocarbons and minerals (including with respect to disposal of water, by-products or waste, remediation and plugging and abandonment) through agreements, transactions, interests or arrangements that permit one to share risks or costs of such activities or comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of the Oil and Gas Business jointly with third parties, including without limitation:

(1)               the ownership of interests in oil, natural gas, other Hydrocarbons and minerals properties, liquefied natural gas facilities, processing facilities, gathering and transportation systems, pipelines, disposal facilities, storage facilities or related systems or ancillary real property interests and ancillary property, plant and equipment;

(2)               Investments in the form of or pursuant to operating agreements, working interests, royalty interests, mineral leases, processing agreements, Farm-In Agreements, Farm-Out Agreements, contracts for the sale, transportation or exchange of oil, natural gas, other Hydrocarbons and minerals, production sharing agreements, participation agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling agreements, joint bidding agreements, service contracts, disposal and remediation agreements, joint venture agreements, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements, stockholder agreements and other similar agreements (including for limited liability companies) with third parties; and

(3)               direct or indirect ownership interests in drilling, service or other rigs, transportation equipment and other equipment related to such rigs or transportation equipment.

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“Permitted Debt” has the meaning specified in Section 1011 of this Indenture.

“Permitted Investments” means:

(1)               any Investment in the Company or in a Restricted Subsidiary;

(2)               any Investment in Cash Equivalents;

(3)               any Investment by the Company or any Restricted Subsidiary in a Person, if as a result of such Investment:

(a)                such Person becomes a Restricted Subsidiary; or

(b)               such Person is merged, amalgamated, arranged or consolidated with or into, or transfers or conveys substantially all of its properties or assets to, or is liquidated into, the Company or a Restricted Subsidiary;

(4)               any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with Section 1015 of this Indenture;

(5)               any Investments received in compromise or resolution of (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any Restricted Subsidiary, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (b) bona fide litigation, arbitration or other disputes with any Person;

(6)               Investments represented by Hedging Obligations;

(7)               advances to or reimbursements of employees for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business, in each case to the extent they constitute Investments;

(8)               loans or advances to employees, officers and directors in the ordinary course of business and consistent with past practice, in each case to the extent they constitute Investments;

(9)               advances and prepayments for asset purchases in the ordinary course of business in the Oil and Gas Business;

(10)           receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances, and any Investment acquired by the Company and its Restricted Subsidiaries in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, insolvency, workout, reorganization or recapitalization of a Person or the good faith settlement, compromise or resolution of delinquent obligations of a Person;

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(11)           deposits, bid bonds, surety and performance bonds and workers’ compensation, utility, lease, tax, performance and similar deposits, negotiable instruments held for collection, endorsements for collection or deposit and prepaid expenses, in each case, arising in the ordinary course of business;

(12)           guarantees by the Company or any Restricted Subsidiary of operating leases (other than Capital Lease Obligations) or of other obligations that do not constitute Indebtedness, in each case entered into by the Company or any such Restricted Subsidiary in the ordinary course of business;

(13)           Investments held by a Person at the time such Person becomes a Restricted Subsidiary or is merged, arranged, consolidated or amalgamated with or into, or transfers or otherwise disposes of all or substantially all of its properties or assets to, the Company or a Restricted Subsidiary in accordance with Article Eight or Section 1506 (as applicable) to the extent that such Investments were not made in contemplation of or in connection with such Person becoming a Restricted Subsidiary or such acquisition, merger, arrangement, amalgamation, consolidation, transfer or other disposition and were in existence on, as applicable, the date such Person became a Restricted Subsidiary or the date of such acquisition, merger, amalgamation, consolidation, transfer or other disposition;

(14)           Permitted Business Investments;

(15)           Investments received as a result of a foreclosure by the Company or any Restricted Subsidiary with respect to any secured Investment in default;

(16)           Investments in any units of any oil and gas royalty trust or oil and gas income trust;

(17)           Investments existing on the Issue Date, and any extension, modification or renewal of any such Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases of such Investments (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investments as in effect on the Issue Date);

(18)           guarantees otherwise permitted by the terms of this Indenture;

(19)           repurchases of Notes;

(20)           investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

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(21)           lease deposits and other similar deposits in the ordinary course of business;

(22)           Permitted Joint Venture Investments and Joint Marketing Arrangements entered into by the Company and its Restricted Subsidiaries in an aggregate amount (measured on the date on which each such Investment was made and without giving effect to subsequent changes in value) that, when taken together with all other Investments pursuant to this clause, do not exceed $50.0 million at any time outstanding; and

(23)           other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (23) that are at the time outstanding not to exceed the greater of (a) 3.0% of Adjusted Consolidated Net Tangible Assets at the time of such Investment and (b) $50.0 million; provided, however, that if any Investment pursuant to this clause (23) is made in a Person that is not a Restricted Subsidiary of the Company at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Company after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (23) for so long as such Person continues to be a Restricted Subsidiary.

“Permitted Joint Venture Investment” means, in relation to the Company or any of its Restricted Subsidiaries, an Investment by the Company or such Restricted Subsidiary in any other Person engaged in the Oil and Gas Business (1) over which the Company or such Restricted Subsidiary is responsible (either directly or through a services agreement) for day-to-day operations or otherwise has operational and managerial control of such other Person, or veto power over significant management decisions affecting such other Person, and (2) of which at least 30% of the outstanding Equity Interests of such other Person are at the time owned directly or indirectly by the Company or such Restricted Subsidiary.

“Permitted Liens” means, with respect to any Person:

(1)               Liens securing Indebtedness and other Obligations incurred under Credit Facilities pursuant to clause (1) of the second paragraph of Section 1011 of this Indenture; provided that the aggregate amount of such indebtedness does not exceed the aggregate amount that would be allowed under clause (1) of the second paragraph of Section 1011 of this Indenture;

(2)               Liens on any assets or property to secure (a) Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of Section 1011 of this Indenture provided that such Liens are created within 180 days of the purchase, design, construction, installation, improvement, deployment, refurbishment or modification of such assets or property and do not encumber any other assets or property of the Company or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto (including improvements), and (b) any interest or title of a lessor under a Capital Lease Obligation or an operating lease;

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(3)               Liens incurred or pledges or deposits by such Person under workers’ compensation laws, unemployment insurance laws, social security and employee health and disability benefits laws or similar legislation, or casualty or liability insurance or self-insurance including any Lien securing letters of credit, letters of guarantee or bankers’ acceptances issued in the ordinary course of business in connection therewith, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or Government Securities to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case incurred in the ordinary course of business;

(4)               landlords’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, operators’ or similar Liens arising by contract or statute or common law in the ordinary course of business and with respect to amounts which are not yet delinquent or are being contested in good faith by appropriate proceedings;

(5)               Liens for taxes, assessments or other governmental charges which are being contested in good faith by appropriate proceedings; provided appropriate reserves have been made in respect thereof to the extent required pursuant to GAAP;

(6)               Liens in favor of the issuers of surety or performance bonds or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business, Liens over cash collateral provided in connection with any performance bonds issued to any government department or regulatory authority or similar party in accordance with any laws, regulations or conditions applying to any real property, mining tenements, permits, licenses or rights held by the Company or any Restricted Subsidiary or other obligations of a like nature incurred in the ordinary course of business, or Liens or deposits to secure the performance of statutory or regulatory obligations, surety or appeal bonds, performance or indemnity bonds, supply bonds, construction bonds, warranty and contractual requirements;

(7)               encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(8)               leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company and its Restricted Subsidiaries, taken as a whole;

(9)               any attachment or judgment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation;

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(10)           Liens arising solely by virtue of any statutory or common law provisions relating to bankers’ Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained or deposited with a depositary institution;

(11)           Liens arising from Uniform Commercial Code or Personal Property Security Act financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business or otherwise not arising in connection with security for Indebtedness;

(12)           Liens existing on the Issue Date;

(13)           Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger, amalgamation, arrangement or consolidation with or into the Company or a Restricted Subsidiary; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary other than those of the Person merged, amalgamated, arranged or consolidated with or into the Company or such Restricted Subsidiary (other than accessions thereto and improvements thereon);

(14)           Liens on property or Capital Stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary (other than accessions thereto and improvements thereon);

(15)           Liens securing Indebtedness or other obligations of the Company or a Restricted Subsidiary owing to the Company or a Guarantor;

(16)           Liens securing the Notes, the Guarantees and other obligations arising under this Indenture;

(17)           Liens securing Permitted Refinancing Indebtedness of the Company or a Restricted Subsidiary incurred to refinance Indebtedness of the Company or a Restricted Subsidiary that was previously so secured; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property or assets that is the security for a Permitted Lien hereunder;

(18)           Liens in respect of Production Payments and Reserve Sales;

(19)           Liens on pipelines and pipeline facilities that arise by operation of law;

(20)           Liens arising under joint venture agreements, partnership agreements, oil and gas leases or subleases, assignments, purchase and sale agreements, division orders, contracts for the sale, purchasing, processing, transportation or exchange of oil or natural gas, unitization and pooling declarations and agreements, development agreements, area of mutual interest agreements, licenses, sublicenses, net profits interests, participation agreements, Farm-Out Agreements, Farm-In

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Agreements, carried working interest, joint operating, unitization, royalty, sales and similar agreements relating to the exploration, development or operation of, or production from, oil and gas properties entered into in the ordinary course of business in the Oil and Gas Business;

(21)           Liens reserved in oil and gas mineral leases for bonus, royalty or rental payments and for compliance with the terms of such leases;

(22)           Liens on, or related to, properties or assets to secure all or part of the costs incurred in the ordinary course of the Oil and Gas Business for exploration, drilling, development, production, processing, transportation, marketing, storage, disposal, abandonment or operation;

(23)           Liens arising under this Indenture in favor of the Trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be incurred under this Indenture, provided that such Liens are solely for the benefit of the trustees, agents or representatives in their capacities as such and not for the benefit of the holders of the Indebtedness;

(24)           Liens securing any Hedging Obligations of the Company or any of its Restricted Subsidiaries;

(25)           Liens on property securing a defeasance trust;

(26)           Liens securing any insurance premium financing under customary terms and conditions; provided that no such Lien extends to or covers any assets or property other than the insurance being acquired with such financing, the proceeds thereof and any unearned or refunded insurance premiums relating thereto;

(27)           Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances or commercial letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or goods;

(28)           Liens on and pledges of the Equity Interests of any Unrestricted Subsidiary or any joint venture owned by the Company or any Restricted Subsidiary to the extent securing Non-Recourse Debt of such Unrestricted Subsidiary or joint venture;

(29)           survey exceptions, easements or reservations of, or rights of others for or pursuant to leases, licenses, rights-of-way, air or water rights, sewers, electric lines, telephone lines and other utility lines, pipelines, service, lines, railroad lines, improvements and structures located on, over or under any property, drains, drainage ditches, culverts, electric power or gas generating or co-generation, storage and transmission facilities and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate

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materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; and covenants restricting or prohibiting access to or from real property abutting on controlled access highways, which covenants do not adversely impair in any material respect the use of the real property concerned in the operation of the business conducted on such real property;

(30)           Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Restricted Subsidiary thereof on deposit with or in possession of such bank;

(31)           any option, contract or other agreement to sell an asset; provided that such sale is not otherwise prohibited under this Indenture;

(32)           any netting or set-off arrangement entered into by the Company or any Restricted Subsidiary in the ordinary course of business for the purpose of netting debit and credit balances;

(33)           any conditional sale, title retention, consignment or similar arrangements entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business on the supplier’s usual terms of sale;

(34)           Liens securing Indebtedness under Cash Management Arrangements;

(35)           Liens encumbering customary initial deposits and margin deposits and similar encumbrances attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business; and

(36)           other Liens securing Indebtedness that, at the time such Indebtedness is incurred, does not exceed in aggregate principal amount (or accreted value, as appropriate), taken together with all other then outstanding Indebtedness secured by Liens incurred under this clause (36), the greater of (a) $50.0 million and (b) 3.0% of the Adjusted Consolidated Net Tangible Assets as determined at such time.

“Permitted Refinancing Indebtedness” means any indebtedness of the Company or any Restricted Subsidiary, any Disqualified Stock of the Company or any preferred stock of any Restricted Subsidiary (1) issued in exchange for, or the net proceeds of which are used to extend, renew, refund, refinance, replace, defease, discharge or otherwise retire for value, in whole or in part, or (2) constituting an amendment, modification or supplement to or a deferral or renewal of ((1) and (2) above, collectively, a “Refinancing,” and the term “Refinanced” has a corresponding meaning), any other Indebtedness of the Company or any Restricted Subsidiary (other than intercompany Indebtedness), any Disqualified Stock of the Company or any preferred stock of a Restricted Subsidiary in a principal amount or, in the case of Disqualified Stock of the Company or preferred stock of a Restricted Subsidiary, liquidation preference, not to exceed (after deduction of reasonable and customary fees and expenses incurred in connection with the Refinancing) the sum of:

(a)                the lesser of:

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(i)                 the principal amount or, in the case of Disqualified Stock or preferred stock, liquidation preference, of the Indebtedness, Disqualified Stock or preferred stock so Refinanced, and

(ii)               if the Indebtedness being Refinanced was issued with any original issue discount, the accreted value of such Indebtedness (as determined in accordance with GAAP) at the time of such Refinancing; plus

(b)               all accrued interest or dividends on the Indebtedness, Disqualified Stock or preferred stock and the amount of all fees and expenses, including premiums, incurred in connection therewith.

Notwithstanding the preceding, no Indebtedness, Disqualified Stock or preferred stock will be deemed to be Permitted Refinancing Indebtedness, unless:

(1)               such Indebtedness, Disqualified Stock or preferred stock has a final maturity date or redemption date, as applicable, no earlier than the final maturity date or redemption date, as applicable, of, and has a Weighted Average Life to Maturity at the time such Permitted Refinancing Indebtedness is incurred that is equal to or greater than the shorter of (a) the Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or preferred stock being Refinanced and (b) 91 days after the Weighted Average Life to Maturity of the Notes;

(2)               if the Indebtedness, Disqualified Stock or preferred stock being Refinanced is contractually subordinated or otherwise junior in right of payment to the Notes or the Guarantees, such Indebtedness, Disqualified Stock or preferred stock is contractually subordinated or otherwise junior in right of payment to, the Notes or the Guarantees, as applicable, on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness, Disqualified Stock or preferred stock being Refinanced at the time of the Refinancing; and

(3)               such Indebtedness or Disqualified Stock is incurred or issued by the Company or such Indebtedness or preferred stock is incurred or issued by the Restricted Subsidiary, in each case that is the obligor on the Indebtedness being Refinanced or the issuer of the Disqualified Stock or preferred stock being Refinanced; provided that a Restricted Subsidiary that is also a Guarantor may guarantee Permitted Refinancing Indebtedness incurred by the Company, regardless of whether such Restricted Subsidiary was an obligor or guarantor of the Indebtedness being Refinanced.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

“Personal Property Security Act” means the Personal Property Security Act (Alberta) and any successor or replacement legislation thereto.

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“Place of Payment,” when used with respect to the Notes, means the place or places where the principal of and any premium and interest on the Notes are payable as specified in Section 1002.

“Predecessor Note” of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 307 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Note shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Note.

“Production Payments” means Dollar-Denominated Production Payments and Volumetric Production Payments, collectively.

“Production Payments and Reserve Sales” means the grant or transfer by the Company or a Subsidiary of the Company to any Person of a royalty, overriding royalty, net profits interest, Production Payment, partnership or other interest in oil and gas properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties, including any such grants or transfers pursuant to incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to the Company or a Subsidiary of the Company.

“Proved Reserves” means those oil or gas reserves designated as “proved” in accordance with Applicable Securities Legislation.

“Purchase Date” has the meaning set forth in Section 1015 of this Indenture.

“QIB” means any “qualified institutional buyer” as such term is defined in Rule 144A.

‘‘Qualified Public Offering’’ means an underwritten primary public offering of the common stock of the Company or any Person that owns, directly or indirectly, 100% of the issued and outstanding Capital Stock of the Company (provided the net proceeds thereof are received by the Company) (a) pursuant to (i) a prospectus filed under applicable Canadian securities laws or (ii) an effective registration statement filed with the SEC in accordance with the Securities Act, in each case whether alone or in conjunction with a secondary public offering, and (b) resulting in gross proceeds of at least $75.0 million.

“Rating Agency” means each of S&P and Moody’s, or if (and only if) S&P or Moody’s or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company, which shall be substituted for S&P or Moody’s, or both, as the case may be.

“Redemption Date,” when used with respect to any Note to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

“Redemption Price,” when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

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“Regular Record Date” means, in relation to the Notes, the close of business on the May 1 or November 1 next preceding an Interest Payment Date.

“Regulation S” means Regulation S under the Securities Act.

“Regulation S Global Note” has the meaning set forth in Section 201 of this Indenture.

“Regulation S Notes” has the meaning set forth in Section 201 of this Indenture.

“Relevant Taxing Jurisdiction” has the meaning set forth in Section 1020 of this Indenture.

“Reporting Failure” means the failure of the Company to file with the SEC and make available or otherwise deliver to the Trustee and each Holder of Notes, within the time periods specified in Section 1006 (after giving effect to any grace period specified under Rule 12b-25 under the Exchange Act), the periodic reports, information, documents or other reports that the Company may be required to file with the SEC pursuant to such provision.

“Resale Restriction Termination Date” has the meaning set forth in the Restricted Notes Legend appearing in Section 201(1).

“Responsible Officer,” when used with respect to the Trustee, means any officer within the Corporate Trust Department of the Trustee (or any successor division or unit of the Trustee) or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers, in each case having direct responsibility for the administration of this Indenture.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Notes” means Initial Notes and Additional Notes bearing one of the restrictive legends described in Section 202.

“Restricted Notes Legends” means the legends set forth in Section 202(1) and (2).

“Restricted Payment” has the meaning specified in Section 1012, clauses (1) through (4) of this Indenture.

“Restricted Period” has the meaning specified in Section 201 of this Indenture.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person other than an Unrestricted Subsidiary. Unless the context indicates otherwise, each reference to a Restricted Subsidiary is to a Restricted Subsidiary of the Company.

“Rule 144” means Rule 144 under the Securities Act.

“Rule 144A” means Rule 144A under the Securities Act.

“Rule 144A Global Note” has the meaning specified in Section 201 of this Indenture.

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“Rule 144A Notes” has the meaning specified in Section 201 of this Indenture.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Security Register” and “Security Registrar” have the respective meanings specified in Section 306.

“Senior Credit Agreement” means the Amended and Restated Credit Agreement dated as of May 30, 2014, as amended December 1, 2014, December 8, 2014 and March 11, 2015, among the Company, the financial institutions named therein or party thereto from time to time, and National Bank of Canada, as administrative agent, as further amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or administrative agent or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X under the Securities Act.

“Special Record Date” for the payment of any Defaulted Interest means a date fixed by the Trustee pursuant to Section 308.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of its issue date, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Debt” means Indebtedness of the Company or a Guarantor that is contractually subordinated in right of payment (by its terms or the terms of any document or instrument relating thereto), to the Notes or the Guarantee of such Guarantor, as applicable.

“Subsidiary” means, with respect to any specified Person:

(1)               any corporation, association or other business entity (other than a partnership) of which more than 50% of the total voting power of its Voting Stock is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

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(2)               any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Tax” means any tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and any other liabilities related thereto).

“Trust Indenture Act” means the Trust Indenture Act of 1939 as in force at the date as of which this instrument was executed; provided, however, that in the event the Trust Indenture Act of 1939 is amended after such date, “Trust Indenture Act” means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder.

“Uniform Commercial Code” means the Uniform Commercial Code as from time to time in effect in the State of New York.

“Unrestricted Subsidiary” means any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, amalgamation, arrangement or consolidation or Investment therein) that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of such Board of Directors, but only to the extent that such Subsidiary:

(1)               has no Indebtedness other than Non-Recourse Debt;

(2)               is a Person with respect to which neither the Company nor any Restricted Subsidiary has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(3)               has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any Restricted Subsidiary, except to the extent such guarantee or credit support would be released upon such designation.

Any Subsidiary of an Unrestricted Subsidiary shall also be an Unrestricted Subsidiary.

“U.S. dollar” or “U.S.$” means the coin or currency of the United States of America, which at the time of payment is legal tender for the payment of public and private debts.

“Volumetric Production Payments” means production obligations recorded as deferred revenue in accordance with GAAP, together with all related undertakings and obligations.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of the Board of Directors of such Person.

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“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or preferred stock at any date, the number of years obtained by dividing:

(1)               the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal of such Indebtedness, including payment at final maturity, or any similar payment with respect to such Disqualified Stock or preferred stock, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)               the then-outstanding principal amount of such Indebtedness or the amount of such Disqualified Stock or preferred stock.

Section 102.        Compliance Certificates and Opinions.

Upon any application or request by the Company to the Trustee to take or refrain from taking any action under any provision of this Indenture, the Company shall furnish to the Trustee such certificates and opinions as may be required under the provisions of the Trust Indenture Act made a part of this Indenture and hereunder. Each such certificate or opinion shall be given in the form of an Officers’ Certificate, if to be given by an Officer of the Company, or an Opinion of Counsel, if to be given by counsel, and shall comply with the requirements of the Trust Indenture Act and any other requirements set forth in this Indenture.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include,

(1)               a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(2)               a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)               a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4)               a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

Section 103.        Form of Documents Delivered to Trustee.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such person, or that they be so certified or covered by only one document, but one such person may certify or

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give an opinion with respect to some matters and one or more other such persons as to other matters, and any such person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an Officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such Officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or opinion of counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an Officer or Officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Section 104.        Acts of Holders; Record Dates.

Any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders of the Notes may be embodied in and evidenced by one or more instruments of substantially similar tenor signed (either physically or by means of a facsimile or an electronic transmission; provided that such electronic transmission is transmitted through the facilities of a Depositary) by such Holders in person or by agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company or the Guarantors. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee and the Company and, if applicable, the Guarantors, if made in the manner provided in this Section.

The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

The ownership, principal amount and serial numbers of Notes held by any Holder, and the date of commencement of such Holder’s holding of same, shall be proved by the Security Register.

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Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Note shall bind every future Holder of Notes and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company or, if applicable, the Guarantors in reliance thereon, whether or not notation of such action is made upon such Note.

The Company may set any day as a record date for the purpose of determining the Holders of Outstanding Notes entitled to give, make or take any request, demand, authorization, direction, notice, consent, waiver or other Act provided or permitted by this Indenture to be given, made or taken by Holders of Notes; provided that the Company may not set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in the next paragraph. If any record date is set pursuant to this paragraph, the Holders of Outstanding Notes on such record date, and no other Holders, shall be entitled to take the relevant action, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Notes on such record date. Nothing in this paragraph shall be construed to prevent the Company from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Notes on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Company, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Trustee in writing and to each Holder of Notes in the manner set forth in Section 106.

The Trustee may set any day as a record date for the purpose of determining the Holders of Notes entitled to join in the giving or making of (1) any Notice of Default, (2) any declaration of acceleration referred to in Section 502, (3) any request to institute proceedings referred to in Section 507(2), or (4) any direction referred to in Section 512. If any record date is set pursuant to this paragraph, the Holders of Outstanding Notes on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Notes on such record date. Nothing in this paragraph shall be construed to prevent the Trustee from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Notes on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Trustee, at the Company’s expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Company in writing and to each Holder of Notes in the manner set forth in Section 106.

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With respect to any record date set pursuant to this Section, the party hereto which sets such record date may designate any day as the “Expiration Date” and from time to time may change the Expiration Date to any earlier or later day; provided that no such change shall be effective unless notice of the proposed new Expiration Date is given to each other party hereto in writing, and to each Holder of Notes in the manner set forth in Section 106, on or prior to the existing Expiration Date. If an Expiration Date is not designated with respect to any record date set pursuant to this Section, the party hereto which set such record date shall be deemed to have initially designated the 180th day after such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date as provided in this paragraph. Notwithstanding the foregoing, no Expiration Date shall be later than the 180th day after the applicable record date.

Without limiting the foregoing, a Holder entitled hereunder to take any action hereunder with regard to the Notes may do so with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.

Section 105.        Notices, Etc., to Trustee and Company.

Any request, demand, authorization, direction, notice, consent, waiver or other Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(1)               the Trustee by any Holder or by the Company or by any Guarantor shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing in the English language to or with the Trustee at its Corporate Trust Office, Attention: Corporate Trust Services; Bellatrix Exploration Ltd., or

(2)               the Company or the Guarantors by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing in the English language and mailed, first-class postage prepaid, addressed to the Company at the address of its principal office specified in the first paragraph of this instrument or at any other address previously furnished in writing to the Trustee by the Company or the Guarantors.

The Trustee may rely upon and comply with instructions and directions sent by e-mail, facsimile and other similar unsecured electronic methods (“Electronic Methods”). The Trustee shall have no duty or obligation to verify or confirm that the person who sent such instructions or directions is, in fact, a person authorized to give such instructions or directions. The Trustee shall have no liability for any losses, liabilities, costs or expenses incurred or sustained by the Company, the Holders or the Guarantors as a result of such reliance upon or compliance with such instructions or directions given by Electronic Methods; provided, however, that such losses have not arisen from negligence or willful misconduct of the Trustee, it being understood that the failure of the Trustee to verify or confirm that the person delivering the unsecured facsimile or email transmission in which the instructions or direction, are contained is, in fact, authorized to deliver such unsecured facsimile or email transmission does not constitute negligence or willful misconduct.

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Section 106.        Notice to Holders; Waiver.

Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing in the English language and mailed, first-class postage prepaid, to each Holder affected by such event, at his address as it appears in the Security Register, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice; provided, however, if the Holder is the Depositary (or its nominee), any notice to such Holder shall be given in accordance with the applicable rules or procedures of the Depositary. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. If notice is given to Holders in the manner provided in this Section 106, it is duly given, whether or not the addressee receives it. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

When the Notes are not Global Notes, in case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

Section 107.        Conflict with Trust Indenture Act.

If any provision hereof limits, qualifies or conflicts with a provision of the Trust Indenture Act which is made a part of this Indenture, the latter provision shall control. If any such provision of this Indenture modifies or excludes any provision of the Trust Indenture Act which may be so modified or excluded, the latter provision shall be deemed to apply to this Indenture as so modified or to be excluded, as the case may be.

Section 108.        Effect of Headings and Table of Contents.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 109.        Successors and Assigns.

All covenants and agreements in this Indenture by the Company, any Guarantor or the Trustee shall bind their respective successors and assigns, whether so expressed or not.

Section 110.        Separability Clause.

In case any provision in this Indenture (including any Guarantees) or the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforce ability of the remaining provisions shall not in any way be affected or impaired thereby.

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Section 111.        Benefits of Indenture.

Nothing in this Indenture (including any Guarantees) or the Notes, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 112.        Governing Law.

This Indenture, the Notes and any Guarantees shall be governed by and construed in accordance with the laws of the State of New York.

Section 113.        Legal Holidays.

In any case where any Interest Payment Date, Redemption Date, purchase date or Stated Maturity of any Note shall not be a Business Day at any Place of Payment, then (notwithstanding any other provision of this Indenture or of the Notes (other than a provision of any Note which specifically states that such provision shall apply in lieu of this Section)) payment of interest or principal (and premium, if any) need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on the Interest Payment Date, Redemption Date or purchase date, or at the Stated Maturity and no additional interest shall accrue on account of such delay.

Section 114.        No Personal Liability of Directors, Officers, Employees and Stockholders.

No director, officer, employee, incorporator, stockholder, member, manager or partner of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, this Indenture, the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Section 115.        No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or its Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 116.        U.S.A. Patriot Act.

The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. Patriot Act, the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Indenture agree that they will provide the Trustee with such information within their possession or control as it may reasonably request in order for the Trustee to satisfy the requirements of the U.S.A. Patriot Act.

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Section 117.        Force Majeure.

In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 118.        Agent for Service; Submission to Jurisdictions; Waiver of Immunities; Waiver of Jury Trial.

By the execution and delivery of this Indenture or any supplement hereto, each of the Company and any Guarantor (i) acknowledges that it has irrevocably designated and appointed Pugliese & Associates, 850 Library Avenue, Newark, Delaware, 19711 as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Notes, the Guarantees or this Indenture that may be instituted in any federal or New York state court competent as to subject matter located in The Borough of Manhattan, The City of New York, or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee hereunder), (ii) irrevocably submits to the non-exclusive jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon Pugliese & Associates and written notice of said service to the Company (mailed or delivered to the Company in accordance with Section 106, attention: General Counsel, at its principal office at Suite 1920, 800 – 5th Avenue S.W., Calgary, Alberta, T2P 3T6), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. Each of the Company and any Guarantor each further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of Pugliese & Associates in full force and effect so long as this Indenture shall be in full force and effect.

To the extent that the Company or any Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under this Indenture and the Note or Guarantees, as applicable, to the fullest extent permitted by law.

Each of the Company and any Guarantor irrevocably and unconditionally waives, to the fullest extent permitted by law, any obligation that it may now or hereafter have to the laying of venue of any such action, suit or proceeding in any such court or any appellate court with respect thereto. Each of the Company and any Guarantor irrevocably waives, to the fullest extent permitted by law, the defense of any inconvenient forum to the maintenance of such action, suit or proceeding in any such court.

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EACH PARTY HERETO, AND EACH HOLDER OF A NOTE BY ITS ACCEPTANCE THEREOF, HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS INDENTURE.

Section 119.        Conversion of Currency.

(a)                Each of the Company and any Guarantor covenants and agrees that the following provisions shall apply to conversion of currency in the case of the Notes, Guarantees and this Indenture:

(i)                 If for the purposes of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into a currency (the “Judgment Currency”) an amount due or contingently due in any other currency under the Notes and this Indenture (the “Base Currency”), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which a final judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

(ii)               If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment referred to in (i) above is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Company and Guarantors, as applicable, shall, to the fullest extent permitted by law, pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the Judgment Currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Base Currency originally due.

(b)               In the event of the winding-up of any of the Company or Guarantors at any time while any amount or damages owing under the Notes, Guarantees and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Company and the Guarantors shall, to the fullest extent permitted by law, indemnify and hold the Holders and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in the Base Currency due or contingently due under the Notes, Guarantees and this Indenture (other than under this subsection (b)) is calculated for the purposes of such winding-up and (2) the final date for the filing of proofs of claim in such winding-up. For the purpose of this subsection (b) the final date for the filing of proofs of claim in the winding-up of any of the Company or Guarantors shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Company or Guarantors, as applicable may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(c)                To the fullest extent permitted by law, the obligations contained in subsections (a)(ii) and (b) of this Section 119 shall constitute separate and independent obligations of each of the Company and any Guarantor from its other obligations under the Notes, Guarantees and this Indenture, shall give rise to separate

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and independent causes of action against the Company or any Guarantor, as applicable, shall apply irrespective of any waiver or extension granted by any Holder or the Trustee or either of them from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Company or any Guarantor, as applicable, for a liquidated sum in respect of amounts due hereunder (other than under Subsection (b) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and, unless otherwise permitted by law, no proof or evidence of any actual loss shall be required by the Company or any Guarantor, as applicable, or its liquidator. In the case of subsection (b) above, the amount of such deficiency shall not be deemed to be increased or reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

The term “rate(s) of exchange” shall mean the rate of exchange quoted by a Canadian chartered bank as may be designated in writing by the Company to the Trustee from time to time, at its central foreign exchange desk in its main office in Toronto at 12:00 noon (Toronto time) on the relevant date for purchases of the Base Currency with the Judgment Currency and includes any premiums and costs of exchange payable.

Section 120.        Counterpart Originals.

The parties may sign any number of copies of this Indenture, and each party hereto may sign any number of separate copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

Section 121.        Interest Act (Canada).

For purposes of disclosure pursuant to the Interest Act (Canada) the annual rate of interest or fees to which the rates of interest or fees provided in this Indenture (and stated herein to be computed on the basis of a 360-day year or any other period of time less than a calendar year) are equivalent are the rates so determined multiplied by the actual number of days in the applicable calendar year and divided by 360 or such other period of time, respectively.

ARTICLE Two
NOTE FORMS

Section 201.        Forms Generally.

The Notes and the Trustee’s certificate of authentication shall be in substantially the respective forms set forth in Annex A hereto. The Notes may have such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or Depositary therefor or as may, consistently herewith, be determined by the officers executing such Notes as evidenced by their execution thereof.

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Notwithstanding anything to the contrary contained herein, the Company may not issue any Additional Notes, unless such issuance is in compliance with Section 1011.

With respect to any Additional Notes, the Company shall set forth in a Company Order the following information:

(1)               the aggregate principal amount of such Additional Notes to be authenticated and delivered pursuant to this Indenture;

(2)               the issue price and the issue date of such Additional Notes, including the date from which interest shall accrue; and

(3)               whether such Additional Notes shall be Restricted Notes.

In authenticating and delivering Additional Notes, the Trustee shall be entitled to receive and shall be fully protected in relying upon, in addition to the Opinion of Counsel and Officers’ Certificate required by Section 903, an Opinion of Counsel as to the due authorization, execution, delivery, validity and enforceability (subject to customary exceptions) of such Additional Notes.

The Initial Notes and the Additional Notes shall be considered collectively as a single class for all purposes of this Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase; provided that Additional Notes will not be issued with the same CUSIP or ISIN, as applicable, as existing Notes unless such Additional Notes are fungible with the existing Notes for U.S. federal income tax purposes and otherwise. Holders of the Initial Notes and the Additional Notes will vote and consent together on all matters to which such Holders are entitled to vote or consent as one class, and none of the Holders of the Initial Notes or the Additional Notes shall have the right to vote or consent as a separate class on any matter to which such Holders are entitled to vote or consent.

Initial Notes and any Additional Notes (if issued as Restricted Notes) (the “Additional Restricted Notes”) offered and sold to QIBs in the United States of America in reliance on Rule 144A (the “Rule 144A Notes”) shall be issued initially in the form of a permanent global Note substantially in the form of Annex A, which is hereby incorporated by reference and made a part of this Indenture, including appropriate legends as set forth in Section 202 (the “Rule 144A Global Note”), deposited with, or on behalf of, the Notes Custodian, duly executed by the Company and authenticated by the Trustee as hereinafter provided. The Rule 144A Global Note may be represented by more than one certificate, if so required by the Depositary’s rules regarding the maximum principal amount to be represented by a single certificate. The aggregate principal amount of the Rule 144A Global Note may from time to time be increased or decreased by adjustments made on the records of the Security Registrar, as custodian for the Depositary or its nominee, as hereinafter provided.

Initial Notes and any Additional Restricted Notes offered and sold outside the United States of America (the “Regulation S Notes”) in reliance on Regulation S and other applicable securities laws, including

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applicable Canadian securities laws, shall be issued initially in the form of a permanent global Note substantially in the form of Annex A including appropriate legends as set forth in Section 202 (the “Regulation S Global Note”), deposited with, or on behalf of, the Notes Custodian, duly executed by the Company and authenticated by the Trustee as hereinafter provided. Prior to the 40th day after the later of the Issue Date, the closing date of the issuance of any Additional Notes and when the Initial Notes and any Predecessor Notes are first offered to persons other than distributors (as defined in Rule 902 of Regulation S) (such period through and including such 40th day, the “Restricted Period”), interests in the Regulation S Global Note may only be transferred to Non-U.S. persons pursuant to Regulation S, unless exchanged for interests in a Rule 144A Global Note in accordance with the transfer and certification requirements described herein.

The Regulation S Global Note may be represented by more than one certificate, if so required by the Depositary’s rules regarding the maximum principal amount to be represented by a single certificate. The aggregate principal amount of the Regulation S Global Note may from time to time be increased or decreased by adjustments made on the records of the Security Registrar, as custodian for the Depositary or its nominee, as hereinafter provided.

Any Definitive Notes shall be printed, lithographed or engraved on steel engraved borders or may be produced in any other manner, all as determined by the officers executing such Notes, as evidenced by their execution of such Notes.

Section 202.        Form of Legends for Notes.

(1)               Every Note authenticated and delivered under this Indenture shall bear a legend in substantially the following form:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS [IN THE CASE OF RULE 144A NOTES: ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF, THE ORIGINAL ISSUE DATE OF THE ISSUANCE OF ANY ADDITIONAL NOTES AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY),] [IN THE CASE OF REGULATION S NOTES: 40 DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF, THE ORIGINAL ISSUE DATE OF THE ISSUANCE OF ANY ADDITIONAL NOTES AND THE DATE ON WHICH THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S) IN RELIANCE ON REGULATION S], ONLY (A) TO

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THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT THAT IS NOT A QUALIFIED INSTITUTIONAL BUYER AND THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER INSTITUTIONAL ACCREDITED INVESTOR, IN EACH CASE IN A MINIMUM PRINCIPAL AMOUNT OF SECURITIES OR (F) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D), (E) OR (F) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/ OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. [IN THE CASE OF REGULATION S NOTES: BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.]

BY ITS ACQUISITION OF THIS SECURITY, THE HOLDER THEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED THAT EITHER (1) NO PORTION OF THE ASSETS USED BY SUCH HOLDER TO ACQUIRE OR HOLD THIS SECURITY CONSTITUTES THE ASSETS OF AN EMPLOYEE BENEFIT PLAN THAT IS SUBJECT TO TITLE I OF THE U.S. EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), OF A PLAN, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER ARRANGEMENT THAT IS SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE’) OR PROVISIONS UNDER ANY OTHER FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SIMILAR TO SUCH PROVISIONS OF ERISA OR THE CODE (“SIMILAR LAWS”), OR OF AN ENTITY WHOSE UNDERLYING ASSETS ARE CONSIDERED TO INCLUDE “PLAN ASSETS’ OF ANY SUCH PLAN, ACCOUNT OR ARRANGEMENT, OR (2) THE ACQUISITION AND HOLDING OF THIS SECURITY WILL NOT CONSTITUTE A NON-EXEMPT PROHIBITED

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TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR A SIMILAR VIOLATION UNDER ANY APPLICABLE SIMILAR LAWS.

(2)               Every Note will also bear the following additional legend (the “Canadian Restricted Notes Legend”) unless and until otherwise agreed by the Company and the Holder thereof:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER [THE DISTRIBUTION DATE].

(3)               Each Global Note, whether or not an Initial Note, shall bear the following legend on the face thereof:

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), NEW YORK, NEW YORK, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO DTC, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.

(4)               Every Note authenticated and delivered under this Indenture that is issued with original issue discount for U.S. federal income tax purposes shall bear a legend in substantially the following form:

THIS NOTE HAS BEEN ISSUED WITH “ORIGINAL ISSUE DISCOUNT” FOR U.S. FEDERAL INCOME TAX PURPOSES. THE ISSUER WILL MAKE AVAILABLE TO ANY HOLDER OF THIS NOTE: (1) THE ISSUE PRICE AND ISSUE DATE OF THE NOTE, (2) THE AMOUNT OF ORIGINAL ISSUE DISCOUNT ON THE NOTE, (3) THE

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YIELD TO MATURITY OF THE NOTE, AND (4) ANY OTHER INFORMATION REQUIRED TO BE MADE AVAILABLE BY U.S. TREASURY REGULATIONS UPON RECEIVING A WRITTEN REQUEST FOR SUCH INFORMATION AT THE FOLLOWING ADDRESS: BELLATRIX EXPLORATION LTD., SUITE 1920, 800 – 5TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 3T6, ATTENTION: TREASURER.

Section 203.        Book-Entry Provisions. This Section 203 shall apply only to Global Notes deposited with the Notes Custodian.

(1)               Each Global Note initially shall (x) be registered in the name of DTC or the nominee of DTC, (y) be delivered to the Notes Custodian for DTC and (z) bear legends as set forth in Section 202. Transfers of a Global Note (but not a beneficial interest therein) will be limited to transfers thereof in whole, but not in part, to the DTC, its successors or its respective nominees, except as set forth in Section 203(3) and Section 204. If a beneficial interest in a Global Note is transferred or exchanged for a beneficial interest in another Global Note, the Notes Custodian will (x) record a decrease in the principal amount of the Global Note being transferred or exchanged equal to the principal amount of such transfer or exchange and (y) record a like increase in the principal amount of the other Global Note. Any beneficial interest in one Global Note that is transferred to a Person who takes delivery in the form of an interest in another Global Note, or exchanged for an interest in another Global Note, will, upon transfer or exchange, cease to be an interest in such Global Note and become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer and exchange restrictions, if any, and other procedures applicable to beneficial interests in such other Global Note for as long as it remains such an interest.

(2)               Members of, or participants in, DTC (“Agent Members”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by DTC or by the Notes Custodian as the custodian of DTC or under such Global Note, and DTC may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by DTC or impair, as between DTC and its Agent Members, the operation of customary practices of DTC governing the exercise of the rights of a holder of a beneficial interest in any Global Note.

(3)               In connection with any transfer of a portion of the beneficial interest in a Global Note pursuant to Section 204 to beneficial owners who are required to hold Definitive Notes, the Notes Custodian shall reflect on its books and records the date and a decrease in the principal amount of such Global Note in an amount equal to the principal amount of the beneficial interest in the Global Note to be transferred, and the Company shall execute, and the Trustee shall authenticate and make available for delivery, one or more Definitive Notes of like tenor and amount.

(4) In connection with the transfer of an entire Global Note to beneficial owners pursuant to Section 204, such Global Note shall be deemed to be surrendered to the Security Registrar for cancellation, and the

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Company shall execute, and the Trustee shall authenticate and make available for delivery, to each beneficial owner identified by DTC in exchange for its beneficial interest in such Global Note, an equal aggregate principal amount of Definitive Notes of authorized denominations.

(5) The registered Holder of a Global Note may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under this Indenture or the Notes.

(6) Any owner of a beneficial interest in a Global Note shall, by acceptance of such beneficial interest, be deemed to agree that transfers of beneficial interests in such Global Note may be effected only through a book-entry system maintained by the Depositary, and that ownership of a beneficial interest in such Global Note shall be reflected in a book entry.

Section 204.        Definitive Notes.  Except as provided below, owners of beneficial interests in Global Notes will not be entitled to receive Definitive Notes. Definitive Notes shall be transferred to all beneficial owners in exchange for their beneficial interests in a Global Note upon the occurrence of any of the events set forth in Section 306(2). In the event of the occurrence of any of such events, the Company shall promptly make available to the Trustee or the Authenticating Agent a reasonable supply of Definitive Notes. If required to do so pursuant to any applicable law or regulation, beneficial owners may also obtain Definitive Notes in exchange for their beneficial interests in a Global Note upon written request in accordance with DTC’s and the Security Registrar’s procedures.

(1)               Any Definitive Note delivered in exchange for an interest in a Global Note pursuant to Section 203 shall, except as otherwise provided by Section 305(c), bear the applicable legend regarding transfer restrictions applicable to the Global Note set forth in Section 203.

(2)               If a Definitive Note is transferred or exchanged for a beneficial interest in a Global Note, the Security Registrar will (x) cancel such Definitive Note, (y) record an increase in the principal amount of such Global Note equal to the principal amount of such transfer or exchange and (z) in the event that such transfer or exchange involves less than the entire principal amount of the canceled Definitive Note, the Company shall execute, and the Trustee shall authenticate and make available for delivery, to the transferring Holder a new Definitive Note representing the principal amount not so transferred.

(3)               If a Definitive Note is transferred or exchanged for another Definitive Note, (x) the Security Registrar will cancel the Definitive Note being transferred or exchanged, (y) the Company shall execute, and the Trustee shall authenticate and make available for delivery, one or more new Definitive Notes in authorized denominations having an aggregate principal amount equal to the principal amount of such transfer or exchange to the transferee (in the case of a transfer) or the Holder of the canceled Definitive Note (in the case of an exchange), registered in the name of such transferee or Holder, as applicable, and (z) if such transfer or exchange involves less than the entire principal amount of the canceled Definitive Note, the Company shall execute, and the Trustee shall authenticate and make available for delivery to the Holder thereof, one or more Definitive Notes in authorized denominations having an aggregate principal amount equal to the untransferred or unexchanged portion of the canceled Definitive Notes, registered in the name of the Holder thereof.

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(4)               Notwithstanding anything to the contrary in this Indenture, in no event shall a Definitive Note be delivered upon exchange or transfer of a beneficial interest in the Regulation S Global Note prior to the end of the Restricted Period.

ARTICLE Three
THE NOTES

Section 301.        Title and Terms.

The Notes shall be entitled the “8.5% Senior Notes due 2020.” The Trustee shall authenticate the Notes to be authenticated and delivered under this Indenture on the Issue Date in an aggregate amount equal to U.S.$250,000,000, upon delivery of a Company Order. The Trustee shall authenticate Additional Notes thereafter from time to time in unlimited amount for original issue upon receipt of a Company Order (subject to compliance by the Company with Sections 201 and 1011). Any such Company Order shall also specify the date on which the original issue of Notes is to be authenticated and, in relation to any Additional Notes, it shall also specify the principal amount thereof to be issued and shall certify that such issuance is not prohibited by Section 1011.

The Notes will mature on May 15, 2020. Interest on the Notes will accrue at the rate of 8.5% per annum and will be payable semiannually in cash in U.S. dollars on each of May 15 and November 15, commencing on November 15, 2015, in the case of the Initial Notes, to the Persons who are registered Holders of Notes on the Regular Record Date immediately preceding the applicable Interest Payment Date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance to but excluding the actual Interest Payment Date.

The Notes shall be redeemable in accordance with their terms and as provided in Article Eleven and shall be subject to Defeasance and Covenant Defeasance as provided in Article Thirteen. The Notes shall have such other terms as are indicated in Annex A.

Section 302.        Denominations.

The Notes shall be issuable only in fully registered form without coupons and only in denominations of U.S.$2,000 and any integral multiple of U.S.$1,000 in excess thereof.

Section 303.        Execution, Authentication, Delivery and Dating.

The Notes shall be executed on behalf of the Company by its Chairman of the Board, its Vice Chairman of the Board, its President or one of its Vice Presidents. If its corporate seal is reproduced thereon, it shall be attested by the Secretary or an Assistant Secretary of the Company. The signature of any of these officers on the Notes may be manual or facsimile.

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If the Company elects to reproduce its corporate seal on the Notes, then such seal may be in the form of a facsimile thereof and may be impressed, affixed, imprinted or otherwise reproduced on the Notes.

Notes bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding the fact that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes or did not hold such offices at the date of such Notes.

At any time and from time to time after the execution and delivery of this Indenture and as provided in Section 301, the Company may deliver Notes executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Notes, and the Trustee in accordance with the Company Order shall authenticate and deliver such Notes.

Each Note shall be dated the date of its authentication.

No Note shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for in Annex A, signed manually in the name of the Trustee by an authorized signatory, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder. Notwithstanding the foregoing, if any Note shall have been authenticated and delivered hereunder but never issued and sold by the Company, and the Company shall deliver such Note to the Trustee for cancellation as provided in Section 309, for all purposes of this Indenture such Note shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

Section 304.        Temporary Notes.

Pending the preparation of definitive Notes, whether in global or certificated form, the Company may execute, and upon Company Order the Trustee shall authenticate and deliver, temporary Notes which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Notes in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the Officers executing such Notes may determine, as evidenced by their execution of such Notes.

If temporary Notes are issued, the Company will cause definitive Notes to be prepared without unreasonable delay. After the preparation of definitive Notes, the temporary Notes shall be exchangeable for definitive Notes upon surrender of the temporary Notes at the office or agency of the Company in a Place of Payment for that series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Notes, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor one or more definitive Notes of any authorized denominations and of like tenor and aggregate principal amount. Until so exchanged, the temporary Notes shall in all respects be entitled to the same benefits under this Indenture as definitive Notes.

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Section 305.        Transfer and Exchange.

(a)                Transfers of Rule 144A Notes. The following provisions shall apply with respect to any proposed registration of transfer of a Rule 144A Note:

(1)               a registration of transfer of a Rule 144A Note or a beneficial interest therein to a QIB shall be made upon the representation of the transferee in the form as set forth on the reverse of the Note that it is purchasing for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as it has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon its foregoing representations in order to claim the exemption from registration provided by Rule 144A; provided that no such written representation or other written certification shall be required in connection with the transfer of a beneficial interest in the Rule 144A Global Note to a transferee in the form of a beneficial interest in that Rule 144A Global Note in accordance with this Indenture and the applicable procedures of DTC; and

(2)               a registration of transfer of a Rule 144A Note or a beneficial interest therein to a Non-U.S. Person shall be made upon receipt by the Company and the Security Registrar or its agent of an assignment substantially in the form set forth in Annex A from the proposed transferee and the delivery of an Opinion of Counsel, certification and/or other information satisfactory to the Company.

(b)               Transfers of Regulation S Notes. The following provisions shall apply with respect to any proposed transfer of a Regulation S Note prior to the expiration of the Restricted Period:

(1)               a transfer of a Regulation S Note or a beneficial interest therein to a QIB shall be made upon the representation of the transferee, in the form of assignment on the reverse of the certificate, that it is purchasing the Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A, is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as it has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon its foregoing representations in order to claim the exemption from registration provided by Rule 144A; and

(2)               a transfer of a Regulation S Note or a beneficial interest therein to a Non-U.S. Person shall be made upon receipt by the Company and the Security Registrar or its agent of an assignment substantially in the form set forth as part of the form of the Notes in Annex A hereof from the proposed transferee and receipt by the Security Registrar or its agent of an Opinion of Counsel, certification and/or other information satisfactory to the Company.

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After the expiration of the Restricted Period, interests in the Regulation S Note may be transferred in accordance with applicable law without requiring any additional certification.

(c)                Restricted Notes Legends. Upon the transfer, exchange or replacement of Notes not bearing Restricted Notes Legends, the Security Registrar shall deliver Notes that do not bear such Restricted Notes Legends. Upon the transfer, exchange or replacement of Notes bearing Restricted Notes Legends, the Security Registrar shall deliver only Notes that bear Restricted Notes Legends unless (1) (A) in the case of the Canadian Restricted Notes Legend, the Company has been a reporting issuer in a province or territory of Canada for greater than four months and a day, in which case only the legend required by Section 202(1) shall be required and (B) in the case of the legend required by Section 202(1), an Initial Note is being transferred pursuant to an effective registration statement under the Securities Act, in which case only the Canadian Restricted Notes Legend shall be required, (2) Initial Notes are being exchanged for Notes that do not bear the Canadian Restricted Notes Legend in accordance with Section 305(d), in which case only the legend required by Section 202(1) shall be required or (3) there is delivered to the Security Registrar an Opinion of Counsel reasonably satisfactory to the Company and the Security Registrar to the effect that the applicable legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act or applicable Canadian securities laws, as applicable. Any Additional Notes sold in a registered offering shall not be required to bear the Restricted Notes Legends.

(d) Automatic Exchange from Global Note Bearing Canadian Restricted Notes Legend to Global Note Not Bearing Canadian Restricted Notes Legend. Upon the Company’s satisfaction that the Canadian Restricted Notes Legend shall no longer be required in order to maintain compliance with the applicable Canadian securities laws, beneficial interests in a Global Note bearing the Canadian Restricted Notes Legend (a “Canadian Restricted Global Note”) may, at the Company’s discretion, be automatically exchanged into beneficial interests in a Global Note not bearing the Canadian Restricted Notes Legend (a “Canadian Unrestricted Global Note”) without any action required by or on behalf of the Holder (the “Automatic Exchange”) at any time on or after the date that is the four months and one day after (1) with respect to the Notes issued on the Issue Date, the Issue Date or (2) with respect to Additional Notes, if any, the issue date of such Additional Notes. If the Company determines to effect the Automatic Exchange pursuant to this Section 305(d), the Company shall (i) provide written notice to DTC, the Trustee and Security Registrar at least fifteen (15) calendar days (unless a shorter period shall be acceptable to them) prior to the date determined by the Company to effect the Automatic Exchange (the “Automatic Exchange Date”), instructing DTC to exchange all of the Outstanding beneficial interests in a particular Canadian Restricted Global Note to the Canadian Unrestricted Global Note, which the Company shall have previously otherwise made eligible for exchange with the DTC, (ii) provide prior written notice (the “Automatic Exchange Notice”) to each Holder at such Holder’s address appearing in the Security Register at least five (5) calendar days prior to the Automatic Exchange Date (the “Automatic Exchange Notice Date”), which notice must include (w) the Automatic Exchange Date, (x) the section of this Indenture pursuant to which the Automatic Exchange shall occur, (y) the “CUSIP” number of the Canadian Restricted Global Note from which such Holder’s beneficial interests will be transferred and (z) the “CUSIP” number of the Canadian Unrestricted Global Note into which such Holder’s beneficial interests will be transferred, and (iii) on or prior to the Automatic Exchange Date, deliver to the Trustee for authentication one or more Canadian Unrestricted Global Notes, duly executed by the Company, and a Company Order

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requesting the Trustee to authenticate, in an aggregate principal amount equal to the aggregate principal amount of Canadian Restricted Global Notes to be exchanged into such Canadian Unrestricted Global Notes. At the Company’s written request on no less than five (5) Business Days’ notice prior to the Automatic Exchange Notice Date, the Trustee shall deliver, in the Company’s name and at its expense, the Automatic Exchange Notice to each Holder at such Holder’s address appearing in the Security Register; provided that the Company has delivered to the Trustee the information required to be included in such Automatic Exchange Notice.

Notwithstanding anything to the contrary in this Section 305(d), if there are any Definitive Notes then Outstanding, during the five (5) calendar day period prior to the Automatic Exchange Date, no transfers of registration or exchanges other than pursuant to this Section 305(d) shall be permitted without the prior written consent of the Company.

As a condition to any Automatic Exchange, the Company shall provide, and the Trustee shall be entitled to conclusively rely upon, an Officers’ Certificate and Opinion of Counsel to the effect that the Automatic Exchange shall be effected in compliance with the applicable Canadian securities laws and that the restrictions on transfer contained herein and in the Canadian Restricted Notes Legend shall no longer be required in order to maintain compliance with applicable Canadian securities laws.

Upon any exchange of beneficial interests pursuant to this Section 305(d), one or more Canadian Unrestricted Global Notes shall be issued in accordance with Section 301 and in an aggregate principal amount equal to the aggregate principal amount of each Canadian Restricted Global Note then Outstanding. Each such Canadian Unrestricted Global Note shall be deposited with the Notes Custodian upon issuance. Each Canadian Restricted Global Note from which beneficial interests are transferred pursuant to an Automatic Exchange shall be cancelled following the Automatic Exchange.

(e) Retention of Written Communications. The Security Registrar shall retain in accordance with its normal trust procedures and the requirements of law copies of all letters, notices and other written communications received pursuant to Section 201, Section 204 or this Section 305. The Company shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time during normal business hours upon the giving of reasonable prior written notice to the Security Registrar.

(f) No Obligation of the Company and the Trustee. (1) None of the Company, the Guarantors, the Trustee nor the Security Registrar shall have any responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in, DTC or other Person with respect to the accuracy of the records of DTC or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than DTC) of any notice (including any notice of redemption or purchase) or the payment of any amount or delivery of any Notes (or other security or property) under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to Holders in respect of the Notes shall be given or made only to or upon the order of the registered Holders (which shall be DTC or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note shall be exercised only

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through DTC subject to the applicable rules and procedures of DTC. The Company, the Guarantors and the Trustee may rely and shall be fully protected in relying upon information furnished by DTC with respect to its members, participants and any beneficial owners.

Neither the Trustee nor the Security Registrar shall have any obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among DTC participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof. Neither the Trustee, the Security Registrar nor any of their respective agents shall have any responsibility for any actions taken or not taken by DTC.

Section 306.        Registration of Transfer and Exchange.

The Company shall cause to be kept at the office or agency of the Company in the United States a register (the register maintained in such office or agency being herein sometimes referred to as the “Security Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Notes and of transfers of Notes. The Trustee is hereby appointed “Security Registrar” for the purpose of registering Notes and transfers of Notes as herein provided, and its Corporate Trust Office is the initial office or agency where the Security Register will be maintained. The Company may at any time replace such Security Registrar or change such office or agency, and the Company or any Restricted Subsidiary may act as the Security Registrar; provided, however, that there shall be only one Security Register. The Company will give prompt written notice to the Trustee of any change of the Security Registrar or of the location of such office or agency.

Prior to the due presentation for registration of transfer of any Note, the Company, the Trustee, the Paying Agent or the Security Registrar may deem and treat the person in whose name a Note is registered as the owner of such Note for the purpose of receiving payment of principal of, premium, if any, and interest on such Note and for all other purposes whatsoever, including without limitation the transfer or exchange of such Note, whether or not such Note is overdue, and none of the Company, the Trustee, the Paying Agent or the Security Registrar shall be affected by notice to the contrary.

Upon surrender for registration of transfer of any Note at the office of the Security Registrar, Company shall execute and the Trustee shall authenticate and deliver, subject to the other terms and conditions of this Article Three, in the name of the designated transferee or transferees, one or more Definitive Notes or Global Notes at the Company’s and Security Registrar’s written request, of any authorized denominations and of like tenor and aggregate principal amount.

All Notes issued upon any registration of transfer or exchange of Notes shall be the valid obligations of the Company evidencing the same debt, and entitled to the same benefits under this Indenture, as the Notes surrendered upon such registration of transfer or exchange.

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Every Note presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Security Registrar) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed, by the Holder thereof or its attorney duly authorized in writing.

No service charge shall be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other governmental taxes and fees that may be required by law or imposed by this Indenture in connection with any registration of transfer or exchange of Notes, other than exchanges pursuant to Section 304, 906, 1010, 1015 or 1108 not involving any transfer.

If the Notes are to be redeemed in part, the Company and the Security Registrar shall not be required (1) to register the transfer of or exchange any Notes during a period of 15 days before a selection of Notes for redemption under Section 1104, or (2) to register the transfer of or exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

The provisions of clauses (1), (2), (3), (4) and (5) below shall apply only to Global Notes:

(1)               Each Global Note authenticated under this Indenture shall be registered in the name of the Depositary designated for such Global Note or a nominee thereof and delivered to such Depositary or a nominee thereof or custodian therefor, and each such Global Note shall constitute a single Note for all purposes of this Indenture.

(2)               Notwithstanding any other provision in this Indenture, no Global Note may be exchanged in whole or in part for Notes registered, and no transfer of a Global Note in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Note or a nominee thereof, unless (A) such Depositary (i) has notified the Company that it is unwilling or unable to discharge its responsibilities properly as Depositary for such Global Note or (ii) has ceased to be a clearing agency registered under the Exchange Act, and in either case the Company has not appointed a qualified successor within 90 days, (B) a Default or an Event of Default has occurred and is continuing and the Depositary has notified the Company and the Trustee of its decision to exchange such Global Note for Notes in certificated form or (C) subject to the Depositary’s rules, the Company, at its option, has elected to terminate the book-entry system through the Depositary.

(3)               Subject to clause (2) above, any exchange of a Global Note for other Notes may be made in whole or in part, and all Notes issued in exchange for a Global Note or any portion thereof shall be registered in such names as the Depositary for such Global Note shall direct.

(4)               Every Note authenticated and delivered upon registration of transfer of, or in exchange for a Global Note, whether pursuant to Section 304, 906, 1010, 1015 or 1108 or otherwise, shall be authenticated and delivered in the form of, and shall be, a Global Note, unless such Note is registered in the name of a Holder other than the Depositary for such Global Note or a nominee thereof.

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(5)               Any Definitive Note delivered in exchange for an interest in a Global Note pursuant to Section 204 shall, except as otherwise provided by Section 305(c), bear the applicable legends regarding transfer restrictions applicable to the Global Notes set forth in Section 202 (1) and (2).

The Depositary for a Global Note may surrender such Global Note in exchange in whole or in part for Notes in definitive registered form on such terms as are acceptable to the Company, the Trustee and such Depositary. Thereupon, the Company and the Guarantors shall execute, and the Trustee, upon receipt of a Company Order for the authentication and delivery of Notes in definitive registered form, shall authenticate and deliver, without service charge:

(1)               to the Person specified by such Depositary a new Note or Notes, with a notation of the Guarantee executed by the Guarantors, of any authorized denominations as requested by such Holder, in an aggregate principal amount equal to and in exchange for such Person’s beneficial interest in the Global Note; and

(2)               to such Depositary a new Global Note, with a notation of the Guarantee executed by the Guarantors, in a denomination equal to the difference, if any, between the principal amount of the surrendered Global Note and the aggregate principal amount of Notes authenticated and delivered pursuant to clause (1) above.

Every Person who takes or holds any beneficial interest in a Global Note shall be deemed to agree that:

(1)               the Company, the Guarantors and the Trustee may deal with the Depositary as sole owner of the Global Note and as the authorized representative of such Person;

(2)               such Person’s rights in the Global Note shall be exercised only through the Depositary and shall be limited to those rights established by law and agreement between such Person and the Depositary and/or direct and indirect participants of the Depositary;

(3)               the Depositary and its participants make book-entry transfers of beneficial ownership among, and receive and transmit distributions of the principal of (and premium, if any) and interest on the Global Notes to, such Persons in accordance with their own procedures; and

(4)               none of the Company, the Guarantors, the Trustee, nor any agent of any of them will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Section 307.        Mutilated, Destroyed, Lost and Stolen Notes.

If any mutilated Note is surrendered to the Trustee, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Note of like tenor and principal amount and bearing a number not contemporaneously Outstanding.

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If there shall be delivered to the Company and the Trustee (1) evidence to their satisfaction of the destruction, loss or theft of any Note and (2) such security or indemnity as may be required by each of them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company or the Trustee that such Note has been acquired by a protected purchaser, the Company shall execute and the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Note, a new Note of like tenor and principal amount and bearing a number not contemporaneously Outstanding.

In case any such mutilated, destroyed, lost or stolen Note has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Note, pay such Note.

Upon the issuance of any new Note under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Note issued pursuant to this Section in lieu of any destroyed, lost or stolen Note shall constitute an original additional contractual obligation of the Company whether or not the destroyed, lost or stolen Note shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Notes duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

Section 308.        Payment of Interest; Interest Rights Preserved.

Interest on any Note which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Holder in whose name that Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest.

Any interest on any Note which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called “Defaulted Interest”) shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in clause (1) or (2) below:

(1)               The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in

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trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. Thereupon the Company shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Company shall promptly notify the Trustee of such Special Record Date and, in the name and at the expense of the Company, the Trustee shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given to each Holder of Notes in the manner set forth in Section 106, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so sent, such Defaulted Interest shall be paid to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (2).

(2)               The Company may make payment of any Defaulted Interest on the Notes in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Notes may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Note.

Section 309.        Persons Deemed Owners.

Prior to due presentment of a Note for registration of transfer, the Company, the Guarantors, the Trustee and any agent of the Company, the Guarantors or the Trustee may treat the Person in whose name such Note is registered as the owner of such Note for the purpose of receiving payment of principal of and any premium and (subject to Section 308) any interest on such Note and for all other purposes whatsoever, whether or not such Note be overdue, and none of the Company, the Guarantors, the Trustee nor any of their respective agents shall be affected by notice to the contrary.

Section 310.        Cancellation.

All Notes surrendered for payment, redemption, purchase, registration of transfer or exchange shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Company may at any time deliver to the Trustee for cancellation any Notes previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Notes previously

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authenticated hereunder which the Company has not issued and sold, and all Notes so delivered shall be promptly cancelled by the Trustee. No Notes shall be authenticated in lieu of or in exchange for any Notes cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Notes held by the Trustee shall be disposed of in accordance with the Trustee’s standard provisions or as directed by a Company Order.

Section 311.        Computation of Interest.

Interest on the Notes shall be computed on the basis of a 360-day year of twelve 30-day months.

Section 312.        Transfer and Exchange.

The Notes shall be issued in registered form and shall be transferable only upon the surrender of a Note for registration of transfer. When a Note is presented to the Security Registrar with a request to register a transfer, the Security Registrar shall register the transfer as requested if the requirements of this Indenture and Section 8-401(a) of the Uniform Commercial Code are met. When Notes are presented to the Security Registrar with a request to exchange them for an equal principal amount of Notes of other denominations, the Security Registrar shall make the exchange as requested if the same requirements are met.

Section 313.        CUSIP or ISIN Numbers.

The Company in issuing the Notes may use “CUSIP” or “ISIN” numbers (if then generally in use, and in addition to the other identification numbers printed on the Notes), and, if so, the Trustee shall use “CUSIP” or “ISIN” numbers in notices of redemption as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such “CUSIP” or “ISIN” numbers either as printed on the Notes or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such “CUSIP” or “ISIN” numbers.

ARTICLE Four
SATISFACTION AND DISCHARGE

Section 401.        Satisfaction and Discharge of Indenture.

This Indenture shall cease to be of further effect as to all Notes issued hereunder, and the Trustee, at the expense of the Company upon a Company Request, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when

(1)               either

(a)                all Notes theretofore authenticated and delivered (other than (i) Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 307 and (ii) Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 1003), have been delivered to the Trustee for cancellation; or

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(b)               all such Notes not theretofore delivered to the Trustee for cancellation

(i)                 have become due and payable, or

(ii)               will become due and payable at their Stated Maturity within one year, or

(iii)             are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company or any Guarantor in the case of (i), (ii) or (iii) of subclause (b) of this Section 401(1), has irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. dollar-denominated Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(2)               in respect of clause (1)(b), no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and any similar deposit relating to other Indebtedness and, in each case, the grant of Liens securing such borrowings);

(3)               such deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound (other than with respect to the borrowing of funds to be applied concurrently to make the deposit required to effect such satisfaction and discharge and any similar concurrent deposit relating to other Indebtedness, and in each case the granting of Liens to secure such borrowings);

(4)               the Company or any Guarantor has paid or caused to be paid all sums payable by it under this Indenture, the Notes and the Guarantees, including all amounts payable to the Trustee;

(5)               the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at their Stated Maturity or on the Redemption Date, as the case may be; and

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(6)               the Company has delivered to the Trustee (i) an Officers’ Certificate, stating that all conditions precedent set forth in clauses (1) through (5) above have been satisfied, and (ii) an Opinion of Counsel, stating that the condition precedent set forth in clause (3) above has been satisfied.

Notwithstanding the satisfaction and discharge of this Indenture in respect of the Notes, the obligations of the Company and the Guarantors to the Holders under Sections 305 and 306, the obligations of the Company and the Guarantors to the Trustee under Section 607, the obligations of the Trustee to any Authenticating Agent under Section 614 and, if cash or U.S. dollar-denominated Government Securities shall have been deposited with the Trustee pursuant to subclause (b) of clause (1) of this Section, the obligations of the Trustee under Section 402 and the last paragraph of Section 1003 shall survive.

If an amount in connection with this Indenture is received by the Trustee in a currency other than the currency in which the amount is due for any reason under the Notes (the “Convertible Amount”), then the Company and Guarantors shall indemnify the Trustee against (a) any difference arising from converting the Convertible Amount into the currency in which it is due for any reason under the Notes and (b) the costs, fees, taxes, charges, levies, liabilities and expenses (including without limitation those incurred in connection with advisors) of conversion.

The Company and the Guarantors agree to pay amounts under this indemnity on demand from the Trustee. The Trustee will have no obligation to investigate whether the conversion rate offered to it at the time of conversion of the Convertible Amount is the best market rate and will have no liability whatsoever in connection with the conversion.

Section 402.        Application of Trust Money.

Subject to the provisions of the last paragraph of Section 1003, all cash and U.S. dollar-denominated Government Securities (including the proceeds thereof) deposited with the Trustee pursuant to Section 401 shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal and any premium and interest for whose payment such cash and Government Securities (including the proceeds thereof) have been deposited with the Trustee.

Anything in this Article to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon Company Request any money or Government Securities held by it as provided in Section 401 with respect to any Notes which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect the satisfaction and discharge of this Indenture.

If the Trustee or Paying Agent is unable to apply any money or U.S. dollar-denominated Government Securities in accordance with Section 401 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s and any Guarantor’s obligations under this Indenture and the Notes shall be revived and

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reinstated as though no deposit had occurred pursuant to Section 401; provided that if the Company has made any payment of principal of, premium, if any, or interest on, any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities held by the Trustee or Paying Agent.

ARTICLE Five
REMEDIES

Section 501.        Events of Default.

An “Event of Default,” wherever used herein, means any one of the following events in relation to the Notes (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1)               default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

(2)               default in the payment of the principal of or any premium on any Note when due;

(3)               failure by the Company to comply with its obligations under Article Eight of this Indenture or to consummate a purchase of Notes when required pursuant to Section 1010 or Section 1015 of this Indenture;

(4)               failure by the Company or any Restricted Subsidiary for 30 days after receipt of a written notice (specifying such failure, requiring it to be remedied and stating that such notice is a “Notice of Default” under this Indenture) from the Trustee or the Holders of at least 25% in aggregate principal amount of the then Outstanding Notes (with a copy to the Trustee) to comply with Section 1011 or Section 1012 of this Indenture or to comply with the provisions described under Section 1010 or Section 1015 of this Indenture to the extent not described in clause (3) of this Section 501;

(5)               failure by the Company or any Restricted Subsidiary for 60 days (or 90 days in the case of a Reporting Failure) after receipt of a written notice (specifying such failure, requiring it to be remedied and stating that such notice is a “Notice of Default” under this Indenture) from the Trustee or the Holders of at least 25% in aggregate principal amount of the then Outstanding Notes (with a copy to the Trustee) to comply with any of the other agreements in this Indenture or the Notes;

(6)               default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any Restricted Subsidiary (or the payment of which is guaranteed by the Company or any Restricted Subsidiary), whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

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(a)                is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (a “Payment Default”); or

(b)               results in the acceleration of such Indebtedness prior to its Stated Maturity;

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $35.0 million or more;

(7)               failure by the Company or any Significant Subsidiary or group of the Company’s Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $35.0 million (net of any amounts covered by a reputable and creditworthy insurance company that has not disclaimed coverage), which judgments are not paid, discharged or stayed for a period of 60 days;

(8)               except as permitted by this Indenture, any Guarantee is held in a judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Guarantee;

(9)               the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary, pursuant to or within the meaning of Bankruptcy Law:

(a)                commences a voluntary case;

(b)               consents to the entry of an order for relief against it in an involuntary case;

(c)                makes a general assignment for the benefit of its creditors; or

(d)               generally is not paying its debts as they become due; or

(10)           a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(a)                is for relief against the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary, in an involuntary case; or

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(b)               appoints a Custodian of the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary, or for all or substantially all of the property of the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary; or

(c)                orders the liquidation of the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary; and the order or decree remains unstayed and in effect for 60 consecutive days.

Section 502.        Acceleration of Maturity; Rescission and Annulment.

In the case of an Event of Default specified in Section 501(9) or 501(10), all then Outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then Outstanding Notes may declare all of the Notes to be due and payable immediately by notice in writing to the Company and, in case of a notice by Holders, also to the Trustee specifying the respective Event of Default and that it is a notice of acceleration. Upon any such declaration, the Notes shall become due and payable immediately.

At any time after such a declaration of acceleration with respect to the Notes has been made, the Holders of a majority in aggregate principal amount of the Outstanding Notes, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

(1)               such rescission would not conflict with any judgment or decree of a court of competent jurisdiction;

(2)               the Company has paid or deposited with the Trustee a sum sufficient to pay

(a)                all overdue interest on all the Notes,

(b)               the principal of (and premium, if any, on) any Notes which have become due otherwise than by such declaration of acceleration and any interest thereon at the rate or rates prescribed therefor in such Notes,

(c)                to the extent that payment of such interest is lawful, interest upon overdue interest at the rate prescribed therefor in such Notes, and

(d)               all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

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(3)               all Events of Default with respect to the Notes, other than the non-payment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 513.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Notwithstanding the foregoing, if an Event of Default specified in Section 501(6) above shall have occurred and be continuing, such Event of Default and any consequential acceleration (to the extent not in violation of any applicable law or in conflict with any judgment or decree of a court of competent jurisdiction) shall be automatically rescinded and annulled if (1) the Indebtedness that is the subject of such Event of Default has been repaid or (2) the default relating to such Indebtedness is waived by the holders of such Indebtedness or cured and if such Indebtedness has been accelerated, then the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, in each case within 30 days after the declaration of acceleration with respect thereto, and (3) any other existing Events of Default, except nonpayment of principal, premium, if any, or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

Section 503.        Collection of Indebtedness and Suits for Enforcement by Trustee.

If an Event of Default occurs and is continuing, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any action or proceedings at law or in equity for the collection of the sums so due and unpaid or enforce the performance of any provision of the Notes or this Indenture, and may prosecute any such action or proceedings to judgment or final decree, and may enforce any such judgment or final decree against the Guarantors or the Company or any other obligor upon the Notes (and collect in the manner provided by law out of the property of the Guarantors or the Company or any other obligor upon the Notes wherever situated the moneys adjudged or decreed to be payable).

Section 504.        Trustee May File Proofs of Claim.

In case of any judicial proceeding relative to the Company, the Guarantors or any other obligor upon the Notes, or the property or creditors of the Company or the Guarantors, the Trustee shall be entitled and empowered, by intervention in such proceeding or otherwise, to take any and all actions authorized under the Trust Indenture Act in order to have claims of the Holders and the Trustee allowed in any such proceeding. In particular, the Trustee shall be authorized to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 607.

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No provision of this Indenture shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding; provided, however, that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors’ or other similar committee.

Section 505.        Trustee May Enforce Claims Without Possession of Notes.

All rights of action and claims under this Indenture or the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Notes in respect of which such judgment has been recovered.

Section 506.        Application of Money Collected.

Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal or any premium or interest, upon presentation of the Notes and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST: To the payment of all amounts due the Trustee under Section 607;

SECOND: To the payment of the amounts then due and unpaid for principal of and any premium and interest on the Notes, ratably, without preference or priority of any kind, according to the amounts due and payable on such Notes for principal and any premium and interest, respectively; and

THIRD: The remainder, if any, shall be paid to the Company or any Guarantor, as applicable, or to whomsoever may be lawfully entitled to receive the same, or as a court of competent jurisdiction may direct.

Section 507.        Limitation on Suits.

No Holder shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture or the Notes, or for the appointment of a receiver or trustee, or for any other remedy thereunder, unless:

(1)               such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Notes;

(2)               the Holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

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(3)               such Holder or Holders have offered to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

(4)               the Trustee for 60 days after its receipt of such notice, request and offer of security or indemnity has failed to institute any such proceeding; and

(5)               the Holders of a majority in aggregate principal amount of the Outstanding Notes have not waived such Event of Default or otherwise given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other of such Holders, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all of such Holders.

Section 508.        Unconditional Right of Holders to Receive Principal, Premium and Interest.

Notwithstanding any other provision in this Indenture, the Holder of any Notes shall have the right, which is absolute and unconditional, to receive payment of the principal of and any premium and (subject to Section 308) interest on such Notes on the Stated Maturity expressed in such Notes (or, in the case of redemption or offer by the Company to purchase the Notes pursuant to the terms of this Indenture, on the Redemption Date or purchase date, as applicable), and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

Section 509.        Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Guarantors, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

Section 510.       Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in the last paragraph of Section 307, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

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Section 511.        Delay or Omission Not Waiver.

No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 512.       Control by Holders.

Subject to Section 603(5), the Holders of a majority in aggregate principal amount of the Outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Notes; provided that

(1)               the Trustee may refuse to follow any direction that conflicts with any rule of law or with this Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or would involve the Trustee in personal liability or expense for which the Trustee has not been offered an indemnity or security satisfactory to it, and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes, and

(2)               the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

Section 513.        Waiver of Past Defaults.

The Holders of a majority in aggregate principal amount of the Outstanding Notes may on behalf of the Holders of all the Notes waive any past default hereunder and its consequences or compliance with any covenant or provision hereof, except a default

(1)               in the payment of the principal of or any premium or interest on the Notes (including any Note which is required to have been purchased by the Company pursuant to an offer to purchase by the Company made pursuant to the terms of this Indenture), or

(2)               in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Note affected.

Upon any such waiver with respect to a past default, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

Section 514.        Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, a court may require any party litigant in such

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suit to file an undertaking to pay the costs of such suit, and may assess costs against any such party litigant, in the manner and to the extent provided in the Trust Indenture Act; provided that neither this Section nor the Trust Indenture Act shall be deemed to authorize any court to require such an undertaking or to make such an assessment in any suit instituted by the Company or the Trustee.

Section 515.        Waiver of Usury, Stay or Extension Laws.

Each of the Company and any Guarantor covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and each of the Company and any Guarantor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE Six
THE TRUSTEE

Section 601.        Certain Duties and Responsibilities.

The rights, protections, duties and responsibilities of the Trustee shall be as provided by Section 315 of the Trust Indenture Act; provided that under Section 315(a)(2) the Trustee shall examine such opinions, certificates or evidence solely to determine if they conform on their face to the requirements of this Indenture or Section 314 of the Trust Indenture Act. In addition, no implied covenants shall be read into this Indenture against the Trustee, and no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have grounds for believing that repayment of such funds or indemnity against such risk or liability is not assured to it. Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

Section 602.        Notice of Defaults.

Within 90 days after the occurrence of any Default that is deemed to be known to the Trustee, the Trustee shall send to all Holders of Notes, as their names and addresses appear in the Security Register, notice of such Default, unless such Default shall have been cured or waived; provided, however, that, except in the case of a Default in the payment of the principal of or any premium or interest with respect to any Note, the Trustee may withhold from Holders of Notes notice of any continuing Default or Event of Default if the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of Notes; and, provided, further, that (1) in the case of any Default of the character specified in Section 501(4), no such notice to Holders shall be given until at least 30 days after the occurrence thereof, and (2) in the case of any Default of the character specified in Section 501(5), no such notice to Holders shall be given until at least 60 days (or 90 days in the case of a Reporting Failure) after the occurrence thereof.

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Section 603.        Certain Rights of Trustee.

Subject to the provisions of Section 601:

(1)               the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(2)               any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order, and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution;

(3)               whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers’ Certificate;

(4)               the Trustee may consult with counsel and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(5)               the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(6)               the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney;

(7)               the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(8)               the Trustee may request that the Company and, if applicable, the Guarantors deliver an Officers’ Certificate setting forth the names of individuals or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers’ Certificate may be signed by any person authorized to sign an Officers’ Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded;

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(9)               the Trustee shall not be deemed to have notice or be charged with actual or constructive knowledge of any Default or Event of Default unless a Responsible Officer of the Trustee has received written notice of any event that is in fact such a Default or Event of Default at the Corporate Trust Office of the Trustee, and such notice references the Notes and this Indenture;

(10)           the Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(11)           the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act under this Indenture;

(12)           anything in this Indenture notwithstanding, in no event shall the Trustee be liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including but not limited to loss of profit), even if the Trustee has been advised as to the likelihood of such loss or damage and regardless of the form of action;

(13)           delivery of information, reports or certificates or any annual reports, information, documents and other reports to the Trustee is for informational purposes only, and the Trustee’s receipt of such shall not constitute constructive notice of any information therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates); and

(14)           the permissive rights of the Trustee to perform any discretionary act enumerated in this Indenture shall not be treated as a duty.

Section 604.        Not Responsible for Recitals or Issuance of Notes.

The recitals contained herein and in the Notes, except the Trustee’s certificates of authentication, shall be taken as the statements of the Company and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Notes. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Company of Notes or the proceeds thereof.

Section 605.        May Hold Notes.

The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Notes and, subject to Sections 608 and 613, may otherwise deal with the Company with the same rights it would have if it were

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not Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other agent.

Section 606.        Money Held in Trust.

Money and Government Securities held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed with the Company.

Section 607.        Compensation and Reimbursement; Payments to Trustee.

(1)               The Company and the Guarantors agree jointly and severally

(i)                 to pay to the Trustee from time to time reasonable compensation for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(ii)               to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its gross negligence or bad faith; and

(iii)             to indemnify the Trustee and its directors, officers, employees and agents for, and to hold it harmless against, any loss, claim, liability or expense incurred without gross negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder. When the Trustee incurs expenses or renders services after the occurrence of an Event of Default specified in paragraph (9) or (10) of Section 501, such expenses and the compensation for such services are intended to constitute expenses of administration under any applicable Bankruptcy Law.

(1)               The obligations of the Company and the Guarantors under this Section 607 shall survive the satisfaction and discharge of this Indenture and resignation or removal of the Trustee.

(2)               To secure the Company’s payment obligations in this Section 607, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Notes. Such Lien shall survive the satisfaction and discharge of this Indenture.

(3)               “Trustee” for purposes of this Section 607 shall include any predecessor Trustee; provided, however, that the negligence or bad faith of any Trustee hereunder shall not affect the rights of any other Trustee hereunder.

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(4)               All amounts payable by the Company or any Guarantor to the Trustee in respect of (a) the principal, premium, if any and interest on the Notes or (b) any other amounts payable to the Trustee hereunder, including pursuant to this Section 607, will be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

Section 608.        Conflicting Interests.

If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act after a Default has occurred and is continuing, the Trustee shall either eliminate such interest within 90 days, apply to the SEC for permission to continue as trustee (if this Indenture has been qualified under the Trust Indenture Act) or resign.

Section 609.       Corporate Trustee Required; Eligibility.

There shall at all times be one (and only one) Trustee hereunder with respect to the Notes. Each Trustee shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such, and has a combined capital and surplus of at least U.S.$50 million. If any such Person publishes reports of condition at least annually, pursuant to law or to the requirements of its supervising or examining authority, then for the purposes of this Section and to the extent permitted by the Trust Indenture Act, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee with respect to the Notes shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 610.       Resignation and Removal; Appointment of Successor.

No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 611.

The Trustee may resign at any time with respect to the Notes by giving written notice thereof to the Company. If the instrument of acceptance by a successor Trustee required by Section 611 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Notes.

The Trustee may be removed at any time by Act of the Holders of a majority in aggregate principal amount of the Outstanding Notes, delivered to the Trustee and to the Company.

If at any time:

(1)               the Trustee shall fail to comply with Section 608 after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Note for at least six months, or

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(2)               the Trustee shall cease to be eligible under Section 609 and shall fail to resign after written request therefor by the Company or by any such Holder, or

(3)               the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (a) the Company by a Board Resolution may remove the Trustee, or (b) subject to Section 514, any Holder who has been a bona fide Holder of a Note for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Notes and the appointment of a successor Trustee or Trustees.

If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Notes, the Company shall within 60 days appoint a successor Trustee with respect to the Notes and shall comply with the applicable requirements of Section 611. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Notes shall be appointed by Act of the Holders of a majority in aggregate principal amount of the Outstanding Notes delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 611, become the successor Trustee with respect to the Notes and to that extent supersede the successor Trustee appointed by the Company. If no successor Trustee with respect to the Notes shall have been so appointed by the Company or the Holders and accepted appointment in the manner required by Section 611, any Holder who has been a bona fide Holder of a Note for at least six months may, on behalf of himself and all others similarly situated and subject to Section 514, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Notes.

The Company shall give notice of each resignation and each removal of the Trustee and each appointment of a successor Trustee to all Holders of Notes in the manner provided in Section 106. Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office.

Section 611.       Acceptance of Appointment by Successor.

In case of the appointment hereunder of a successor Trustee, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of all amounts due and owed to it, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

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Upon request of any such successor Trustee, the Company and the Guarantors shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in the first or second preceding paragraph, as the case may be.

No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

Section 612.        Merger, Conversion, Consolidation or Succession to Business.

Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder; provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Notes shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Notes so authenticated with the same effect as if such successor Trustee had itself authenticated such Notes.

Section 613.        Preferential Collection of Claims Against Company.

If and when the Trustee shall be or become a creditor of the Company or any other obligor upon the Notes, the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Company or any such other obligor.

Section 614.       Appointment of Authenticating Agent.

The Trustee may appoint an Authenticating Agent or Agents which shall be authorized to act on behalf of the Trustee to authenticate Notes issued upon original issue and upon exchange, registration of transfer or partial redemption thereof or pursuant to Section 306, and Notes so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Notes by the Trustee or the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Company and shall at all times be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than U.S.$50 million and subject to supervision or examination by Federal or State authority. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section,

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such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent; provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Company. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall give notice of such appointment in the manner provided in Section 106 to all Holders of Notes with respect to which such Authenticating Agent will serve. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

The Trustee agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section, and the Trustee shall be entitled to be reimbursed for such payments, subject to the provisions of Section 607.

If an appointment is made pursuant to this Section, the Notes may have endorsed thereon, in addition to the Trustee’s certificate of authentication, an alternative certificate of authentication in the following form:

This is one of the 8.5% Senior Notes due 2020 referred to in the within-mentioned Indenture.

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By: _____________________, as Authenticating Agent

By:
Authorized Signatory

Section 615.        Certain U.S. Tax Matters.

Notwithstanding anything to the contrary contained in this Indenture, each of the Company and any Paying Agent may, to the extent it is required to do so by law, deduct or withhold income or other similar taxes

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imposed by the United States of America from principal or interest payments hereunder.

The Company, the Trustee and the Paying Agent shall cooperate with each other and shall provide each other with reasonable access to, and copies of, documents or information necessary for each of the Company, the Trustee and the Paying Agent to comply with any withholding tax or tax information reporting obligations imposed on any of them, including any obligations imposed pursuant to an agreement with a governmental authority.

ARTICLE Seven
HOLDERS’ LISTS AND REPORTS BY TRUSTEE AND COMPANY

Section 701.        Company to Furnish Trustee Names and Addresses of Holders.

The Company will furnish or cause to be furnished to the Trustee

(1)               semi-annually, not later than one (1) Business Day before each Interest Payment Date for the Notes in each year, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of Notes as of the preceding Regular Record Date, and

(2)               at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished;

excluding from any such list names and addresses received by the Trustee in its capacity as Security Registrar.

Section 702.        Preservation of Information; Communications to Holders.

The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in Section 701 and the names and addresses of Holders received by the Trustee in its capacity as Security Registrar. The Trustee may destroy any list furnished to it as provided in Section 701 upon receipt of a new list so furnished.

The rights of Holders to communicate with other Holders with respect to their rights under this Indenture or under the Notes, and the corresponding rights and privileges of the Trustee, shall be as provided by the Trust Indenture Act.

Every Holder of Notes, by receiving and holding the same, agrees with the Company, the Guarantors and the Trustee that none of the Company, the Guarantors or the Trustee nor any agent of any of them shall be held accountable by reason of any disclosure of information as to names and addresses of Holders made pursuant to the Trust Indenture Act.

Section 703.       Reports by Trustee.

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The Trustee shall transmit to Holders such reports concerning the Trustee and its actions under this Indenture as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant thereto.

Section 704.        Reports by Company.

The Company shall comply with the provisions of Trust Indenture Act Section 314(a).

ARTICLE Eight
CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

Section 801.        Company May Consolidate, Etc., Only on Certain Terms.

The Company will not (i) consolidate with, merge or be arranged or amalgamate with or into another Person (regardless of whether the Company is the surviving corporation), convert into another form of entity or continue in another jurisdiction; or (ii), directly or indirectly, sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person, unless:

(1)               either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation, merger, arrangement or amalgamation or resulting from such conversion or continuance (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a corporation, limited liability company or limited partnership organized or existing under the laws of Canada, any province or territory thereof, the United States, any state of the United States or the District of Columbia; provided, however, that, if the Company (or its successor in any such transaction) is neither a U.S. nor a Canadian corporation, then following any such transaction a U.S. or Canadian corporation shall be added to this Indenture as a co-obligor on the Notes by a supplemental indenture in form reasonably satisfactory to the Trustee;

(2)               the Person formed by or surviving any such conversion, consolidation, merger, arrangement or amalgamation or resulting from such conversion or continuance (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all the obligations of the Company under the Notes and this Indenture pursuant to a supplemental indentures reasonably satisfactory to the Trustee;

(3)               immediately after such transaction or transactions, no Default or Event of Default exists;

(4)               the Company or the Person formed by or surviving any such consolidation, merger, arrangement or amalgamation or resulting from such conversion or continuance (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made, would (on the date of such transaction after giving pro forma effect thereto and to any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period) either:

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(a)                be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of Section 1011 of this Indenture; or

(b)               have a Fixed Charge Coverage Ratio that is not less than the Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries immediately before such transaction; and

(5)               the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, arrangement, amalgamation, sale, assignment, transfer, lease, conveyance or other disposition and such supplemental indenture (if any) comply with this Article Eight.

For purposes of this Section 801, the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of one or more Subsidiaries of the Company, which properties or assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties or assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties or assets of the Company.

Notwithstanding the restrictions described in Section 801(4), (i) any Restricted Subsidiary may consolidate with, merge or be arranged or amalgamate with or into or dispose of all or part of its properties or assets to the Company, (ii) any Restricted Subsidiary may consolidate with, merge or be arranged or amalgamate with or into or dispose of all or part of its properties or assets to another Restricted Subsidiary and (iii) the Company may consolidate or merge, or be arranged or amalgamate with a newly incorporated or organized Affiliate solely for the purposes of reincorporating or reorganizing the Company in another Canadian or U.S. jurisdiction or changing its organizational form to a partnership or trust in order to realize tax benefits; provided, however, that, if the Company (or its successor in any such transaction) is neither a U.S. nor a Canadian corporation, then following any such transaction a U.S. or Canadian corporation shall be added to this Indenture as a co-obligor on the Notes.

Section 802.       Successor Substituted.

Upon any consolidation, merger, arrangement or amalgamation or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of the Company in a transaction that is subject to, and that complies with the provisions of, Section 801 of this Indenture, the successor Person formed by such consolidation or into or with which the Company is merged, arranged or amalgamated or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for the Company (so that from and after the date of such consolidation, merger, arrangement, amalgamation, sale, assignment, transfer, lease, conveyance or other disposition, the provisions of this Indenture referring to the “Company” shall refer instead to the successor Person and not to the Company), and may exercise every right and power of the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein and the predecessor Company will be discharged and released from all obligations under this Indenture and the Notes; provided, however, that the predecessor

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Company shall not be relieved from the obligation to pay the principal of and interest on the Notes in the case of a lease of all or substantially all of the Company’s properties or assets in a transaction that is subject to, and that complies with the provisions of, Section 801.

ARTICLE Nine
SUPPLEMENTAL INDENTURES

Section 901.        Supplemental Indentures Without Consent of Holders.

Without the consent of any Holders, the Company, the Guarantors and the Trustee, at any time and from time to time, may amend or supplement this Indenture, the Guarantees or the Notes to:

(1)               cure any ambiguity, omission, mistake or defect or to correct or supplement any provision herein that may be inconsistent with any other provision herein;

(2)               evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and, to the extent applicable, to the Notes;

(3)               provide for uncertificated Notes in addition to or in place of certificated Notes;

(4)               add a Guarantee and cause any Person to become a Guarantor, and/or to evidence the succession of another Person to a Guarantor and the assumption by any such successor of the Guarantee of such Guarantor herein or to evidence the release of a Guarantor in compliance with this Indenture;

(5)               secure the Notes or the Guarantees;

(6)               add to the covenants of the Company such further covenants, restrictions, conditions or provisions as the Company shall consider to be appropriate for the benefit of the holders of Notes or to surrender any right or power therein conferred upon the Company or to make the occurrence, or the occurrence and continuance, of a Default in any such additional covenants, restrictions, conditions or provisions an Event of Default permitting the enforcement of all or any of the several remedies provided in this Indenture as set forth therein; provided, that in respect of any such additional covenant, restriction, condition or provision, such supplemental indenture may provide for a particular period of grace after Default (which period may be shorter or longer than that allowed in the case of other Defaults) or may provide for an immediate enforcement upon such an Event of Default or may limit the remedies available to the Trustee upon such an Event of Default or may limit the right of the Holders of a majority in aggregate principal amount of the Notes to waive such an Event of Default;

(7)               make any change to any provision of this Indenture that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the rights or interests of any such Holder;

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(8)               provide for the issuance of Additional Notes in accordance with the provisions set forth in this Indenture on the date of this Indenture;

(9)               add any additional Defaults or Events of Default in respect of the Notes;

(10)           evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Notes;

(11)           conform the text of this Indenture (and/or any supplemental indenture), Notes or the Guarantees to any provision of the “Description of notes” section of the Offering Memorandum or offering circular pursuant to which any Additional Notes were offered to the extent that such description was intended to be a verbatim recitation of a provision of this Indenture or any Notes or Guarantees issued thereunder;

(12)           to make any amendment to the provisions of this Indenture relating to the transfer and legending of Notes as permitted by this Indenture, including, without limitation, to facilitate the issuance and administration of the Notes or, if incurred in compliance with this Indenture, Additional Notes; provided, however, that (a) compliance with this Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities laws and regulations and (b) such amendment does not materially and adversely affect the rights of holders to transfer Notes;

(13)           add a corporate co-obligor in accordance with Section 801(1); or

(14)           modify, eliminate or add to the provisions of this Indenture to such extent as shall be necessary to effect the qualification of this Indenture under the Trust Indenture Act, or under any similar federal statute subsequently enacted, and to add to this Indenture such other provisions as may be expressly required under the Trust Indenture Act.

Upon the request of the Company, and upon receipt by the Trustee of the documents described in Section 903, the Trustee is hereby authorized to join with the Company and any Guarantor in the execution of any such supplemental indenture, to make any further appropriate agreements and stipulations that may be therein contained and to accept the conveyance, transfer, assignment, mortgage, charge or pledge of any property thereunder, but the Trustee shall not be obligated to enter into any such supplemental indenture that affects the Trustee’s own rights, duties, indemnities or immunities under this Indenture or otherwise.

Section 902.       Supplemental Indentures With Consent of Holders.

Except as provided in this Section 902, the Company, the Guarantors and the Trustee may amend or supplement this Indenture, the Notes, any Additional Notes, or any Guarantee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to Section 508 and Section 513, any existing Default or Event of Default or compliance with any provision of this Indenture, the Notes or any Guarantee may be waived with the consent of the Holders of a majority in

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aggregate principal amount of the Outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Upon the request of the Company accompanied by a Board Resolution authorizing the execution of any such amended or supplemental indenture, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders of Notes as aforesaid, and upon receipt by the Trustee of the documents described in Section 903, the Trustee will join with the Company and the Guarantors in the execution of such amended or supplemental indenture unless such amended or supplemental indenture affects the Trustee’s own rights, duties, indemnities or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but will not be obligated to, enter into such amended or supplemental Indenture.

It is not necessary for the consent of the Holders of Notes under this Section 902 to approve the particular form of any proposed amendment, supplement or waiver, but it is sufficient if such consent approves the substance of the proposed amendment, supplement or waiver.

After an amendment, supplement or waiver under this Section 902 becomes effective, the Company shall send to the Holders of Notes affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to give such notice, or any defect therein, will not, however, in any way impair or affect the validity of any such amended or supplemental indenture or waiver.

Without the consent of each Holder affected, an amendment, supplement or waiver under this Section 902 may not:

(1)               change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Note, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof (it being understood that any purchase or repurchase of Notes in connection with an Asset Sale Offer or a Change of Control Offer shall not be deemed a redemption of Notes), or reduce the amount of the principal of any original issue discount that would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502, or change any Place of Payment where, or the coin or currency in which, any Note or any premium (other than any premium payable upon a purchase or repurchase of Notes in connection with a Change of Control) or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date therefor);

(2)               reduce the percentage in aggregate principal amount of the Outstanding Notes, the consent of whose Holders is required for any such amendment, supplement or waiver;

(3)               modify any of the provisions of Section 508 or Section 513, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or

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waived without the consent of each Holder of each Outstanding Note affected thereby;

(4)               waive a redemption payment with respect to any Note; provided, however, that any required purchase or repurchase of Notes shall not be deemed a redemption of the Notes;

(5)               release any Guarantor from any of its obligations under its Guarantee or this Indenture, except in accordance with the terms of this Indenture (as supplemented by any supplemental indenture);

(6)               make any change in the foregoing amendment, supplement and waiver provisions; or

(7)               make any change in the ranking of the Notes or the Guarantees in a manner adverse to the holders of the Notes.

Section 903.        Execution of Supplemental Indentures.

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and shall be fully protected in relying upon, an Officers’ Certificate and Opinion of Counsel each stating that the execution of such supplemental indenture is authorized or permitted by this Indenture and each including the statements required to be included in such certificate and opinion as set forth in Section 102.

Section 904.       Effect of Supplemental Indentures.

Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Notes theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

Section 905.        Conformity with Trust Indenture Act.

Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act made applicable to this Indenture.

Section 906.       Reference in Notes to Supplemental Indentures.

Notes authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Notes so modified as to conform, in the opinion of the Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and such new Notes may be authenticated and delivered by the Trustee in exchange for Outstanding Notes.

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Section 907.       Effect of Consents.

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Notes and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

ARTICLE Ten
COVENANTS

Section 1001.    Payment of Principal, Premium and Interest.

The Company covenants and agrees for the benefit of the Notes that it will duly and punctually pay the principal of and any premium and interest on the Notes in accordance with the terms of the Notes and this Indenture. Principal, premium, if any, and interest will be considered paid on the date due if a Paying Agent, if other than the Company or a Subsidiary thereof, holds as of 10 a.m., New York City time, on the due date money deposited in U.S. dollars by the Company in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest then due.

The Company will pay interest (including post-petition interest in any proceeding under any applicable Bankruptcy Law) on overdue principal and premium, if any, at the interest rate specified in the Notes to the extent lawful; and it will pay interest (including post-petition interest in any proceeding under any applicable Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace period) at the same rate to the extent lawful.

Section 1002.   Maintenance of Office or Agency.

The Company will maintain, in the City and State of New York and in any other Place of Payment, an office or agency where Notes may be presented or surrendered for payment, and it will maintain an office or agency in the United States where Notes may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands. The Company hereby irrevocably designates as a Place of Payment for the Notes the City and State of New York, and initially appoints U.S. Bank National Association at its Corporate Trust Office in the City of New York, which, at the date hereof, is located at 100 Wall Street, Suite 1600, New York, New York 10005, Attention: Corporate Trust Services; Bellatrix Exploration Ltd., as the Company’s office or agency in such city where the Notes may be presented or surrendered for payment.

The Company may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such

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designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain in the City and State of New York, a Place of Payment for the Notes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

Section 1003.    Money for Notes Payments to Be Held in Trust.

If the Company shall at any time act as its own Paying Agent, it will, before 10 a.m., New York City time, on each due date of the principal of or any premium or interest on any of the Notes, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal and any premium and interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

Whenever the Company shall have one or more Paying Agents for the Notes, it will, prior to 10 a.m., New York City time, on each due date of the principal of or any premium or interest on the Notes, deposit with a Paying Agent a sum in U.S. dollars in immediately available funds sufficient to pay such amount, such sum to be held as provided by the Trust Indenture Act, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of its action or failure so to act.

The Company will cause each Paying Agent other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will (1) comply with the provisions of the Trust Indenture Act applicable to it as a Paying Agent and (2) during the continuance of any default by the Company or any other obligor upon the Notes in the making of any payment in respect of the Notes, upon the written request of the Trustee, forthwith pay to the Trustee all sums held in trust by such Paying Agent for payment in respect of the Notes.

The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of or any premium or interest on the Notes and remaining unclaimed for two years after such principal, premium or interest has become due and payable shall, subject to relevant escheat laws, be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Notes shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that, if there are then

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Outstanding any Notes not in global form, the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in the City and State of New York notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Company.

Section 1004.   Annual Compliance Certificate; Statement by Officers as to Default.

The Company and any Guarantors shall deliver to the Trustee within 150 days after the end of each fiscal year of the Company (which currently ends on December 31) ending after the Issue Date an Officers’ Certificate signed by the principal executive officer, the principal accounting officer or the principal financial officer of each of the Company and any Guarantors, stating that a review of the activities of the Company and its Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether each of the Company and any Guarantors has performed its obligations under this Indenture, and further stating whether or not the signers know of any Default or Event of Default that occurred during such period. If they do, the certificate shall describe such Default or Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.

The Company shall, so long as any Note is Outstanding, deliver to the Trustee within five (5) Business Days after becoming aware of the occurrence of any Default or Event of Default, written notice (which need not be an Officers’ Certificate) setting forth the details of such Default or Event of Default, and what action the Company is taking or proposing to take with respect thereto.

Section 1005.   Existence.

Subject to Article Eight, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect the existence, rights (charter and statutory) and franchises of the Company; provided, however, that the Company shall not be required to preserve any such right or franchise if it shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Restricted Subsidiaries, taken as a whole.

Section 1006.   Reports.

Whether or not required by the SEC, so long as any Notes are Outstanding, the Company will furnish to the Trustee and the Holders of Notes, or, to the extent permitted by the SEC, file electronically with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval System (or any successor system) within the time periods specified in the SEC’s rules and regulations applicable to a foreign private issuer subject to the Multijurisdictional Disclosure System:

(1)

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(a)                all annual financial information that would be required to be contained in a filing with the SEC on Form 40-F or 20-F (or any successor form), as applicable, containing the information required therein (or required in such successor form) including a report on the annual financial statements by the Company’s certified independent accountants and a reconciliation of the Company’s financial statements to U.S. generally accepted accounting principles (provided that such reconciliation shall not be required if such financial statements are prepared in accordance with GAAP) as if the Company were required to file such forms and were a reporting issuer under the securities laws of the Province of Alberta or Ontario; and

(b)               for the first three quarters of each year, all quarterly financial information that the Company would be required to file with or furnish to the SEC on Form 6-K (or any successor form), if the Company were required to file or furnish, as applicable, such forms and as if the Company were a reporting issuer under the securities laws of the Province of Alberta or Ontario, in each case including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to clause (a), summary data relating to Proved Reserves as are required by Applicable Securities Legislation and otherwise consistent with the presentation of such information in this offering memorandum; and

(2)               all current reports that would otherwise be required to be filed or furnished by the Company with the SEC on Form 6-K if the Company were required to file or furnish, as applicable, such form as if the Company and was a reporting issuer under the securities laws of the Province of Alberta or Ontario.

To the extent not satisfied by the foregoing, the Company will also furnish to Holders, securities analysts (to the extent providing analysis of investment in the Notes) and prospective investors in the Notes upon request the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

As of the date hereof, the Company’s fiscal year ends on December 31. The Company shall (1) schedule and participate in quarterly conference calls to discuss results of operations with holders of Notes (provided that the Company’s regularly scheduled earnings call shall be deemed to satisfy the obligation set forth in this clause (1)) and (2) to the extent not otherwise publicly disseminated, maintain a public website on which details regarding the times and dates of conference calls required by clause (1) of this paragraph and information on how to access such conference calls are posted.

If the Company has designated any of its Subsidiaries as an Unrestricted Subsidiary and if any such Unrestricted Subsidiary or group of Unrestricted Subsidiaries, if taken together as one Subsidiary, would constitute a Significant Subsidiary of the Company, then the annual and quarterly information required by clauses (1) and (2) of the first paragraph of this Section 1006 shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, of the financial condition and results of

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operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of such Unrestricted Subsidiaries.

Notwithstanding the foregoing, the financial statements, information and other documents required to be provided as described above, may be those of (i) the Company or (ii) any direct or indirect parent of the Company rather than those of the Company; provided that, if the financial information so furnished relates to such direct or indirect parent of the Company, the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Company and its Restricted Subsidiaries on a standalone basis, on the other hand.

Any Default or Event of Default arising from a failure to furnish or file in a timely manner any report or other document required by this Section 1006 will be deemed cured (and the Company will be deemed to be in compliance with this covenant) upon furnishing or filing such document as contemplated by this covenant (but without regard to the date on which such document is so furnished or filed); provided, however, that such cure will not otherwise affect the rights of the Trustee or the Holders under Section 501 if the Notes have been accelerated in accordance with the terms of this Indenture and such acceleration has not been rescinded prior to such cure.

Section 1007.    Payment of Taxes.

The Company shall pay, and shall cause each of its Subsidiaries to pay, prior to delinquency, any material taxes, assessments, and governmental levies except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders of the Notes.

Section 1008.    [Reserved].

Section 1009.    [Reserved].

Section 1010.    Repurchase of Notes Upon a Change of Control.

If a Change of Control occurs, unless one of the exemptions described below applies, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to U.S.$2,000 or an integral multiple of U.S.$1,000 in excess of U.S.$2,000) of that Holder’s Notes pursuant to an offer (a “Change of Control Offer”) on the terms set forth in this Section 1010. In the Change of Control Offer, the Company will offer a payment in cash (the “Change of Control Payment”) equal to not less than 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Amounts, if any, on the Notes repurchased to but excluding the date of purchase (the “Change of Control Payment Date”), subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant Interest Payment Date. Within 30 days following any Change of Control, the Company will send (or otherwise deliver in accordance with the applicable procedures of DTC) a notice to each Holder with a copy to the Trustee describing the transaction or transactions that constitute the Change of Control and stating:

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(1)               that the Change of Control Offer is being made pursuant to this Section 1010 and that all Notes tendered will be accepted for payment;

(2)               the purchase price and the Change of Control Payment Date specified in the notice, which shall be no earlier than 30 days and no later than 60 days from the date such notice is sent;

(3)               that any Note not tendered will continue to accrue interest;

(4)               that, unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date;

(5)               that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled “Option of Holder to Elect Purchase” attached to the Notes completed, or transfer by book-entry transfer, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6)               that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes delivered for purchase, and a statement that such Holder is withdrawing his election to have the Notes purchased; and

(7)               that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer), which un-purchased portion must be equal to U.S.$2,000 in principal amount or an integral multiple of U.S.$1,000 in excess of U.S.$2,000.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any such securities laws or regulations conflict with this Section 1010, the Company will comply with the applicable securities laws or regulations and will not be deemed to have breached its obligations under this Section 1010 by virtue of such compliance.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1)               accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2)               deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

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(3)               deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

The Paying Agent will promptly pay to each Holder of Notes properly tendered the Change of Control Payment for such Notes (or, if all the Notes are then in global form, make such payment through the facilities of the Depositary), and the Trustee will promptly authenticate and deliver (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of U.S.$2,000 or an integral multiple of U.S.$1,000 in excess of U.S.$2,000. Any Note so accepted for payment will cease to accrue interest on and after the Change of Control Payment Date unless the Company defaults in making the Change of Control Payment.

The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

Notwithstanding anything to the contrary in this Section 1010, the Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the price, at the times and otherwise in compliance with the requirements set forth in this Section 1010 applicable to a Change of Control Offer made by the Company and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer or (2) notice of redemption of all Notes then Outstanding has been given pursuant to paragraph 5 of the Notes unless and until there is a default in payment of the applicable Redemption Price.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon the occurrence of such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer. Notes repurchased by the Company pursuant to a Change of Control Offer will have the status of Notes issued but not Outstanding or will be retired and cancelled, at the Company’s option. Notes purchased by a third party pursuant to the sixth paragraph of this Section 1010 will have the status of Notes issued and Outstanding.

In the event that Holders of at least 90% of the aggregate principal amount of the Outstanding Notes accept a Change of Control Offer and the Company (or any third party making such Change of Control Offer, in lieu of the Company, as described in the sixth paragraph of this Section 1010) purchases all of the Notes held by such Holders, the Company will have the right, upon not less than 30 nor more than 60 days’ prior notice to the Holders (with a copy to the Trustee), given not more than 30 days following a Change of Control Payment Date, to redeem all, but not less than all, of the Notes that remain Outstanding at a Redemption Price equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest and Additional Amounts, if any, on the Notes that remain Outstanding, to but excluding the Redemption Date (subject to the right of Holders on the relevant record date to receive interest due on the relevant Interest Payment Date).

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Section 1011.   Incurrence of Indebtedness and Issuance of Preferred Stock.

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”; with “incurrence” having a correlative meaning) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) and issue Disqualified Stock, and Guarantors may incur Indebtedness (including Acquired Debt) and issue preferred stock, if (i) the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 2.25 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period and (ii) no Default would occur as a consequence of, and no Event of Default would be continuing following, the incurrence of the Indebtedness or the transactions relating to such incurrence, including any related application of the proceeds thereof.

Notwithstanding the foregoing, the preceding paragraph of this Section 1011 will not prohibit the incurrence or issuance of any of the following items of Indebtedness, Disqualified Stock or preferred stock (collectively, “Permitted Debt”):

(1)               the incurrence by the Company and any Restricted Subsidiary of:

(a)                Indebtedness under Bank Facilities in an aggregate principal amount at any one time outstanding under this clause (a) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed the greater of (i) $675.0 million (minus the aggregate amount of all proceeds from Asset Sales (other than proceeds from Asset Sales of gas processing facilities) applied to reduce the commitments under Credit Facilities pursuant to clause (1)(x) of the third paragraph of Section 1015 of this Indenture) and (ii) the sum of (x) $150.0 million and (y) 35.0% of Adjusted Consolidated Net Tangible Assets; or

(b)               to the extent the Company incurs any Indebtedness under Credit Facilities other than Bank Facilities, Indebtedness under Credit Facilities (including Bank Facilities) in an aggregate principal amount at any one time outstanding under this clause (b) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed the lesser of (i) the greater of (A) $675.0 million (minus the aggregate amount of all proceeds from Asset Sales (other than proceeds from Asset Sales of gas processing facilities) applied to reduce the commitments under Credit Facilities pursuant to clause (1)(x) of the third paragraph of Section 1015 of this

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Indenture) and (B) the sum of (x) $150.0 million and (y) 35.0% of Adjusted Consolidated Net Tangible Assets and (ii) 50% of an amount computed in accordance with the first clause (1) of the definition of Adjusted Consolidated Net Tangible Assets, in each of clauses (a) and (b), determined as of the date of the incurrence of such Indebtedness after giving pro forma effect to such incurrence and the application of the proceeds therefrom;

(2)               the incurrence by the Company or any Restricted Subsidiary of Existing Indebtedness (other than under clause (1), (3) or (6) of this paragraph);

(3)               the incurrence by the Company of Indebtedness represented by the Notes to be issued on the Issue Date and by any Guarantor of the related Guarantees;

(4)               the incurrence by the Company or any Restricted Subsidiary of Indebtedness represented by Capital Lease Obligations or Attributable Debt, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation, improvement, deployment, refurbishment or modification of property, plant or equipment or furniture, fixtures and equipment, in each case, used in the Oil and Gas Business, in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to extend, renew, refund, refinance, replace, defease, discharge or otherwise retire for value any Indebtedness incurred pursuant to this clause (4), not to exceed the greater of (a) $50.0 million and (b) 3.0% of Adjusted Consolidated Net Tangible Assets, determined as of the date of the incurrence of such Indebtedness;

(5)               the incurrence or issuance by the Company or any Restricted Subsidiary of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, renew, refund, refinance, replace, defease, discharge or otherwise retire for value any Indebtedness (other than intercompany Indebtedness) or Disqualified Stock of the Company, or Indebtedness (other than intercompany Indebtedness) or preferred stock of any Restricted Subsidiary, in each case that was permitted by this Indenture to be incurred or issued under the first paragraph of this Section 1011 or clause (2), (3), (4), (10), (15) or (16) of this paragraph or this clause (5);

(6)               the incurrence by the Company or any Restricted Subsidiary of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that (a) if the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all obligations then due with respect to the Notes, in the case of the Company, or the Guarantee, in the case of a Guarantor; and (b)(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary will be deemed, in each case, to constitute an incurrence

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of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)               the issuance by any Restricted Subsidiary to the Company or to any Restricted Subsidiary of any preferred stock; provided, however, that:

(a)                any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary; and

(b)               any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary, will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8)               the incurrence of Hedging Obligations by the Company or any Restricted Subsidiary;

(9)               the guarantee by the Company or any Guarantor of Indebtedness of the Company or a Restricted Subsidiary that was permitted to be incurred by another provision of this Section 1011; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes or the Guarantees, as applicable, then the guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10)           the incurrence by the Company or any Restricted Subsidiary of Permitted Acquisition Indebtedness;

(11)           the incurrence by the Company or any Restricted Subsidiary of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds, so long as such Indebtedness is covered within five (5) Business Days;

(12)           the incurrence by the Company or any Restricted Subsidiary of Indebtedness consisting of the financing of insurance premiums in customary amounts consistent with the operations and business of the Company and its Restricted Subsidiaries;

(13)           the incurrence by the Company or any Restricted Subsidiary of Indebtedness constituting reimbursement obligations with respect to letters of credit and letters of guarantee; provided that upon the drawing of such letters of credit or letters of guarantee, such obligations are reimbursed within 30 days following such drawing;

(14)           the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness (a) in respect of workers’ compensation claims, payment obligations in connection with health or other types of social security benefits, unemployment or other insurance or self-insurance obligations, bankers’ acceptances, performance, completion and surety and appeal bonds and completion guarantees and similar obligations in the ordinary course of business, (b) in respect of performance

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bonds, bank guarantees or similar obligations for or in connection with pledges, deposits or payments made or given in relation to such performance bonds, bank guarantees or similar instruments in the ordinary course of business in connection with or to secure statutory, regulatory or similar obligations, including obligations under health, safety, reclamation or other environmental obligations or in relation to infrastructure arrangements owned or provided to or applied by the Company or any of its Restricted Subsidiaries, and (c) arising from guarantees to suppliers, lessors, licensees, contractors, franchises or customers of obligations (other than Indebtedness) incurred in the ordinary course of business;

(15)           Indebtedness incurred on behalf of, or representing guarantees of Indebtedness of, Persons other than the Company or any Restricted Subsidiaries in which the Company or a Restricted Subsidiary has an Investment (including any joint venture); provided, however, that the aggregate principal amount of Indebtedness incurred under this clause (15), including all Permitted Refinancing Indebtedness incurred to extend, renew, refund, refinance, replace, defease, discharge or otherwise retire for value any Indebtedness incurred pursuant to this clause (15) then outstanding, does not exceed, as of any date of incurrence, the greater of (x) $50.0 million and (y) 3.0% of Adjusted Consolidated Net Tangible Assets, determined as of the date of the incurrence of such Indebtedness after giving pro forma effect to such incurrence and the application of the proceeds therefrom;

(16)           the incurrence of Indebtedness under any Cash Management Arrangement; and

(17)           in addition to the Indebtedness permitted by clauses (1) through (16) above or the first paragraph of this covenant, the incurrence by the Company or any Restricted Subsidiary of Indebtedness or the issuance of Disqualified Stock by the Company or preferred stock of a Restricted Subsidiary in an aggregate principal amount or accreted value, as applicable (or liquidation preference in the case of Disqualified Stock or preferred stock) that, when taken together with all other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the date of such incurrence and any Permitted Refinancing Indebtedness incurred to extend, renew, refund, refinance, replace, defease, discharge or otherwise retire for value any Indebtedness incurred pursuant to this clause (17) does not exceed the greater of (a) $50.0 million and (b) 3.0% of Adjusted Consolidated Net Tangible Assets, determined as of the date of the incurrence or issuance of such Indebtedness, Disqualified Stock or preferred stock, as applicable, after giving pro forma effect to such incurrence and the application of the proceeds therefrom.

The Company will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes and the applicable Guarantee, on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of

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the Company solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis or by having a later maturity date.

For purposes of determining compliance with this Section 1011, in the event that an item of proposed Indebtedness, Disqualified Stock or preferred stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (17) of the second paragraph of this Section 1011, or is entitled to be incurred or issued pursuant to the first paragraph of Section 1011, the Company will be permitted to divide and classify such item, in whole or in part, on the date of its incurrence or issuance, or later divide and reclassify all or a portion of such item, in any manner that complies with this Section 1011; provided, however, that all Indebtedness outstanding on the Issue Date or committed to on or prior to the Issue Date, in each case under the Senior Credit Agreement shall be deemed incurred on the Issue Date under clause (1) of the second paragraph of this Section 1011 and may not be reclassified at any time. The accrual of interest or dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, fluctuations in the termination value of Hedging Obligations and the payment of dividends on Disqualified Stock or preferred stock in the form of additional Disqualified Stock or preferred stock of the same class will be deemed not to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this Section 1011; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of the Company as accrued. The amount of any Indebtedness outstanding as of any date shall be (a) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (b) the principal amount thereof, in the case of any other Indebtedness. The amount of any preferred stock outstanding as of any date shall be (a) if other than Disqualified Stock, the greater of its voluntary or involuntary liquidation preference and its maximum fixed redemption price or repurchase price or (b) if Disqualified Stock, as specified in the definition thereof. If obligations in respect of letters of credit are incurred pursuant to a Credit Facility and are being treated as incurred pursuant to clause (1) of the second paragraph of this Section 1011 and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included.

For purposes of determining compliance with any Canadian dollar-denominated restriction on the incurrence of Indebtedness, the Canadian dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable Canadian dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Canadian dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount (or accreted value or, in the case of Disqualified Stock or preferred stock, liquidation preference, as applicable) of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced (plus all accrued interest or accrued dividends on the Indebtedness, Disqualified Stock or preferred stock being refinanced and the amount of all fees and expenses, including premiums, incurred in connection therewith). Notwithstanding any other provision of this Section 1011, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this Section 1011 shall not be deemed to

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be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Permitted Refinancing Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Permitted Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Section 1012.    Restricted Payments.

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)               declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment by the Company or any of its Restricted Subsidiaries in connection with any merger, amalgamation, arrangement or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company and other than dividends or distributions payable to the Company or any Restricted Subsidiary of the Company);

(2)               purchase, redeem or otherwise acquire or retire for value (including, without limitation, any such purchase, redemption, acquisition or retirement made in connection with any merger, amalgamation, arrangement or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent company of the Company;

(3)               make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Debt except a payment of interest or principal at the Stated Maturity thereof (excluding (a) a payment of interest with Equity Interests (other than Disqualified Stock) of the Company, (b) a payment, purchase, redemption, defeasance or other acquisition or retirement for value of any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries or (c) the purchase or other acquisition or retirement for value of Subordinated Debt acquired in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase or other acquisition); or

(4)               make any Restricted Investment;

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1)               no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

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(2)               the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of Section 1011; and

(3)               such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9), (11), (12) and (14) of the next succeeding paragraph of this Section 1012), is equal to or less than the sum, without duplication, of:

(a)                50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from July 1, 2015 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b)               100% of (i)(A) the aggregate net cash proceeds and (B) the Fair Market Value of (x) marketable securities (other than marketable securities of the Company or an Affiliate of the Company), (y) Capital Stock of a Person (other than the Company or an Affiliate of the Company) engaged primarily in the Oil and Gas Business and (z) other assets used or useful in the Oil and Gas Business, in each case received by the Company since the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company since the Issue Date that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company), (ii) with respect to Indebtedness that is incurred on or after the Issue Date, the amount by which such Indebtedness of the Company or any Restricted Subsidiary is reduced on the Company’s consolidated balance sheet upon the conversion or exchange after the Issue Date of any such Indebtedness into or for Equity Interests of the Company (other than Disqualified Stock), and (iii) the aggregate net cash proceeds, if any, received by the Company or any Restricted Subsidiary upon any conversion or exchange described in clause (i) or (ii) above; plus

(c)                with respect to Restricted Investments made by the Company and its Restricted Subsidiaries after the Issue Date, an amount equal to the sum, without duplication, of (i) the net reduction in such Restricted Investments in any Person resulting from (A) repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary, (B) other repurchases, repayments or redemptions of such Restricted Investments, (C) the sale of any such Restricted Investment to a purchaser other than the

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Company or a Subsidiary of the Company or (D) the release of any guarantee (except to the extent any amounts are paid under such Guarantee) that constituted a Restricted Investment plus (ii) with respect to any Unrestricted Subsidiary designated as such after the Issue Date that is redesignated as a Restricted Subsidiary after the Issue Date, or has been merged into, consolidated, arranged or amalgamated with or into, or transfers or conveys its assets substantially as an entirety to the Company or a Restricted Subsidiary in each case after the Issue Date, the lesser of (A) the Fair Market Value of the Company’s Investment in such Subsidiary held by the Company or any Restricted Subsidiary at the time of such redesignation, combination or transfer and (B) the aggregate amount of Investments made by the Company or any Restricted Subsidiary in such Subsidiary upon or after the designation of such Subsidiary as an Unrestricted Subsidiary and prior to the redesignation of such Subsidiary as a Restricted Subsidiary; plus

(d)               100% of any dividends received by the Company or a Restricted Subsidiary after the Issue Date from an Unrestricted Subsidiary (other than to the extent such Investment constituted a Permitted Investment up to the Fair Market Value of such Investment as of the date it was first made), to the extent such dividends were not otherwise included in the Consolidated Net Income of the Company for such period.

The preceding paragraph of this Section 1012 will not prohibit:

(1)               the payment of any dividend or distribution or the consummation of an irrevocable redemption within 60 days after the date of declaration of the dividend, or distribution or giving of notice of the redemption if, at the date of declaration or notice, such dividend or distribution or redemption would have complied with the provisions of this Indenture (assuming in the case of a redemption payment, the giving of such notice would have been deemed a Restricted Payment at such time and such deemed Restricted Payment would have been permitted at such time);

(2)               the making of any Restricted Payment in exchange for, or out of the net cash proceeds from the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock and other than Equity Interests issued or sold to an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan, option plan or similar trust is financed by loans from or guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination) or from the substantially concurrent contribution of common equity capital to the Company; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3) (b) of the immediately preceding paragraph of this Section 1012 and clause (7) of this paragraph of Section 1012;

(3)               the purchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Debt (including the payment of any required premium and any fees and expenses incurred in connection with such purchase, redemption, defeasance or other acquisition or retirement) with the

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net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(4)               purchases, redemptions or other acquisitions or retirements for value of Equity Interests deemed to occur upon the vesting, exercise or exchange of equity compensation (including without limitation restricted stock awards or stock options, warrants or other convertible securities or phantom stock), if such Equity Interests represent a portion or all of the purchase, exercise or exchange price thereof or are made in lieu of withholding taxes in connection with any such vesting, exercise or exchange;

(5)               payments to fund the purchase, redemption or other acquisition or retirement for value by the Company of fractional Equity Interests arising out of stock dividends, splits or combinations, business combinations or other transactions permitted by this Indenture;

(6)               as long as no Default has occurred and is continuing or would be caused thereby, the purchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary held by any of the Company’s (or any Restricted Subsidiary) current or former directors, officers, employees or consultants (or their transferees, estates or beneficiaries under their estates); provided that the aggregate price paid for all such purchased, redeemed, acquired or retired Equity Interests may not exceed the sum of

(a)                $7.5 million in any fiscal year with unused amounts in any fiscal year to be carried over to the next succeeding fiscal year up to a maximum of $15.0 million in any fiscal year, plus

(b)               the aggregate amount of cash proceeds received by the Company from the sale of the Company’s Equity Interests (other than Disqualified Stock) to any such directors, officers, employees or consultants that occurs after the Issue Date; provided that the amount of such cash proceeds utilized for any such purchase, redemption or other acquisition or retirement will be excluded from clause (3)(b) of the immediately preceding paragraph of this Section 1012 and clause (2) of this paragraph plus

(c)                the cash proceeds of key man life insurance policies received by the Company and any Restricted Subsidiary after the Issue Date;

(7)               as long as no Default has occurred and is continuing or would be caused thereby, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company or any class or series of preferred stock of any Restricted Subsidiary issued on or after the Issue Date in accordance with the Fixed Charge Coverage Ratio test set forth in the first paragraph of Section 1011; provided, that such dividends are included in Fixed Charges;

(8)               the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary to the holders of Equity Interests (other than Disqualified Stock) of such Restricted Subsidiary; provided that such dividend or similar

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distribution is paid to all holders of such Equity Interests on a pro rata basis based on their respective holdings of such Equity Interests;

(9)               the purchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Debt or Disqualified Stock (i) at a purchase price not greater than 101% of (a) the principal amount (or in the case of Subordinated Debt issued with significant original issue discount, the accreted value) of such Subordinated Debt, plus accrued interest, or (b) in the case of Disqualified Stock, the liquidation value, plus accrued dividends, in each case, in the event of a change of control or (ii) at a purchase price not greater than 100% of (a) the principal amount (or in the case of Subordinated Debt issued with significant original issue discount, the accreted value) of such Subordinated Debt, plus accrued interest, or (b) in the case of Disqualified Stock, the liquidation value, plus accrued dividends, in each case, in the event of an asset sale in connection with any change of control offer or asset sale offer required by the terms of such Subordinated Debt or Disqualified Stock, but only if:

(a)                in the case of a Change of Control, the Company has first complied or is simultaneously complying with and fully satisfied its obligations under Section 1010; or

(b)               in the case of an Asset Sale, the Company has complied with and fully satisfied its obligations under Section 1015 of this Indenture;

(10)           payments or distributions to dissenting stockholders pursuant to applicable law in connection with a merger, amalgamation, arrangement, consolidation or transfer of all or substantially all of the assets of the Company that complies with Article Eight;

(11)           purchases, redemptions or other acquisitions or retirements of Capital Stock deemed to occur upon the exercise of stock options, warrants or other rights in respect thereof if such Capital Stock represents a portion of the exercise price thereof;

(12)           payments to holders of Capital Stock of the Company in lieu of the issuance of fractional shares of its Capital Stock;

(13)           the declaration and payment of dividends on the Company’s common stock in an amount per annum of up to 6% of the net cash proceeds received by or contributed to the Company from a Qualified Public Offering; and

(14)           as long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments since the Issue Date in an aggregate amount not to exceed $25.0 million.

The amount of all Restricted Payments (other than cash) shall be the Fair Market Value, on the date of such Restricted Payment, of the Restricted Investment proposed to be made or the asset(s) or securities proposed to be paid, transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment (without giving effect to any changes in Fair Market Value thereafter), except that the Fair Market Value of any non-cash dividend made within 60 days after the date of declaration

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shall be determined as of such date. The Fair Market Value of any cash Restricted Payment shall be its face amount, and the Fair Market Value of any non-cash Restricted Payment shall be determined in accordance with the definition of that term.

For purposes of determining compliance with this Section 1012, if a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in clauses (1) through (14) above, the Company, in its sole discretion, may order and classify and subsequently re-order and re-classify, such Restricted Payment in any manner in compliance with this Section 1012. For the purposes of determining compliance with any Canadian dollar-denominated restriction on Restricted Payments denominated in a foreign currency, the Canadian dollar-equivalent amount of such Restricted Payment shall be calculated based on the relevant currency exchange rate in effect on the date that such Restricted Payment was made. Notwithstanding any other provision of this Section 1012, the maximum amount of Restricted Payments that the Company or any of its Restricted Subsidiaries may make pursuant to this Section 1012 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies.

Section 1013.    Limitation on Liens.

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur or permit to exist any Lien (the “Initial Lien”), other than Permitted Liens, upon any of its property or assets (including Capital Stock and Indebtedness of any Subsidiaries of the Company and including any income or profits from such property or assets), whether owned on the Issue Date or thereafter acquired, which Lien secures any Subordinated Debt or other Indebtedness, unless:

(1)               in the case of Liens securing Subordinated Debt of the Company or a Guarantor, the Notes or Guarantee, as applicable, are secured by a Lien on such property or assets on a senior basis to the Subordinated Debt so secured with the same priority as the Notes or such Guarantee, as applicable, has to such Subordinated Debt until such time as such Subordinated Debt is no longer so secured by a Lien; and

(2)               in the case of Liens securing other Indebtedness of the Company or a Guarantor, the Notes or Guarantees, as applicable, are secured by a Lien on such property or assets on an equal and ratable basis with the other Indebtedness so secured until such time as such other Indebtedness is no longer so secured by a Lien.

Any Lien securing the Notes or Guarantees created pursuant to the preceding paragraph of this Section 1013 shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the unconditional release and discharge of the Initial Lien.

Section 1014.    Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

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(1)               pay dividends or make any other distributions on its Capital Stock to the Company or any Restricted Subsidiary, or pay any Indebtedness owed to the Company or any Restricted Subsidiary;

(2)               make loans or advances to the Company or any Restricted Subsidiary; or

(3)               sell, lease or transfer any of its properties or assets to the Company or any Restricted Subsidiary.

However, the preceding restrictions in the first paragraph of this Section 1014 will not apply to encumbrances or restrictions existing under, by reason of or with respect to:

(1)               the Senior Credit Agreement, any Existing Indebtedness, Capital Stock or any other agreements or instruments, in each case, in effect on the Issue Date and any amendments, restatements, modifications, renewals, extensions, supplements, increases, refundings, replacements or refinancings thereof; provided that the encumbrances and restrictions in any such amendments, restatements, modifications, renewals, extensions, supplements, increases, refundings, replacements or refinancings are, in the reasonable good faith judgment of the Chief Executive Officer and the Chief Financial Officer of the Company, not materially more restrictive, taken as a whole, than those contained in the applicable agreements or instruments as in effect on the Issue Date;

(2)               this Indenture, the Notes and the Guarantees;

(3)               applicable law, rule, regulation, order, approval, permit or similar restriction;

(4)               any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any Restricted Subsidiary as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired and any amendments, restatements, modifications, renewals, extensions, supplements, increases, refundings, replacements or refinancings thereof; provided, that the encumbrances and restrictions in any such amendments, restatements, modifications, renewals, extensions, supplements, increases, refundings, replacements or refinancings are, in the reasonable good faith judgment of the Chief Executive Officer and the Chief Financial Officer of the Company, not materially more restrictive, taken as a whole, than those in effect on the date of the acquisition; provided, further, that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Indenture to be incurred;

(5)               customary non-assignment provisions in contracts, leases, licenses and sublicenses (including, without limitation, licenses of intellectual property) and provisions restricting subletting or assignment of any lease governing a leasehold interest (including leases governing leasehold interests or Farm-In Agreements or Farm-Out Agreements relating to leasehold interests in oil and gas properties) of the Company or any Restricted Subsidiary;

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(6)               any agreement for the sale or other disposition of the Equity Interests in, or all or substantially all of the properties or assets of, a Restricted Subsidiary, that restricts distributions or loans by the applicable Restricted Subsidiary pending the sale or other disposition;

(7)               Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not in the reasonable good faith judgment of the Chief Executive Officer and Chief Financial Officer of the Company, materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(8)               Liens permitted to be incurred under the provisions of Section 1013 that limit the right of the debtor to dispose of the assets subject to such Liens and the security documents relating thereto;

(9)               the issuance of preferred stock by a Restricted Subsidiary or the payment of dividends thereon in accordance with the terms thereof; provided that issuance of such preferred stock is permitted pursuant to Section 1011 and the terms of such preferred stock do not expressly restrict the ability of a Restricted Subsidiary to pay dividends or make any other distributions on its Capital Stock (other than requirements to pay dividends or liquidation preferences on such preferred stock prior to paying any dividends or making any other distributions on such other Capital Stock);

(10)           other Indebtedness of the Company or any Restricted Subsidiary permitted to be incurred pursuant to an agreement entered into subsequent to the Issue Date in accordance with Section 1011; provided that the provisions relating to such encumbrance or restriction contained in such Indebtedness are not materially less favorable to the Company and its Restricted Subsidiaries, taken as a whole, in the reasonable good faith judgment of the Chief Executive Officer and Chief Financial Officer of the Company, than the provisions contained in the Senior Credit Agreement or any other agreement described in clause (1) above as in effect on the Issue Date;

(11)           Indebtedness incurred or Capital Stock issued by any Restricted Subsidiary, provided that the restrictions contained in the agreements or instruments governing such Indebtedness or Capital Stock (a) apply only in the event of a payment default or a default with respect to a financial covenant in such agreement or instrument; or (b) will not materially affect the Company’s ability to pay all principal, interest and premium, if any, on the Notes, in the reasonable good faith judgment of the Chief Executive Officer and Chief Financial Officer of the Company;

(12)           agreements governing Hedging Obligations permitted from time to time under this Indenture;

(13)           restrictions on cash, Cash Equivalents or other deposits or net worth or similar requirements imposed by customers, suppliers and landlords, or surety, insurance or bonding companies;

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(14)           customary restrictions on the disposition or distribution of assets or property in agreements entered into in the ordinary course of the Oil and Gas Business of the types described in the definition of Permitted Business Investments;

(15)           provisions limiting the disposition or distribution of assets or property in, or transfer of assets (including Capital Stock) in, joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements, operating agreements, development agreements, area of mutual interest agreements and other agreements that are customary in the Oil and Gas Business and other similar agreements entered into (i) in the ordinary course of business, or (ii) with the approval of the Company’s Board of Directors, which limitations are applicable only to the assets, property or Capital Stock that are the subject of such agreements;

(16)           any agreement or other instrument of a Unrestricted Subsidiary that is designated a Restricted Subsidiary, in each case that is in existence at the time of such designation (but not created in contemplation of or in connection thereof);

(17)           customary encumbrances and restrictions imposed on the transfer of, or in licenses related to, copyrights, patents or other intellectual property and contained in agreements entered into in the ordinary course of business;

(18)           Capital Lease Obligations, security agreements, mortgages, purchase money agreements or similar instruments to the extent such encumbrance or restriction restricts the transfer of the property (including Capital Stock) subject to such Capital Lease Obligations, security agreements, mortgages, purchase money agreements or similar instruments; and

(19)           any encumbrances or restrictions contained in any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (18) above; provided that the encumbrances or restrictions in such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, in the good faith judgment of the Board of Directors of the Company (and evidenced by a Board Resolution), than the encumbrances or restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Section 1015.    Asset Sales.

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)               the Company (or a Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

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(2)               at least 75% of the aggregate consideration received in respect of such Asset Sale by the Company and its Restricted Subsidiaries and all other Asset Sales since the Issue Date is in the form of cash or Cash Equivalents (or a combination thereof) but excluding cash held in escrow; provided that, for purposes of this provision, each of the following will be deemed to be cash:

(a)                any liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities, Subordinated Debt and any obligations in respect of preferred stock) that are assumed by the transferee of any such assets or Equity Interests pursuant to customary agreements (or other legal documentation with the same effect) that includes a full release or indemnity of the Company or such Restricted Subsidiary from any and all liability therefor;

(b)               any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 90 days after the date of the Asset Sale, to the extent of the cash received in that conversion;

(c)                with respect to any Asset Sale of oil and gas properties by the Company or a Restricted Subsidiary in which the Company or such Restricted Subsidiary retains an interest, any agreement by the transferee (or any Affiliate thereof) to pay all or a portion of the costs and expenses related to the exploration, development, completion or production of such properties and activities related thereto; and

(d)               any Additional Assets.

Notwithstanding the foregoing, the 75% limitation referred to in clause (2) of the first paragraph of this Section 1015 shall be deemed satisfied with respect to any Asset Sale in which the cash or Cash Equivalents portion of the consideration received therefrom, determined in accordance with clause (2) of the first paragraph of this Section 1015 on an after-tax basis, is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with the aforementioned 75% limitation.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds, at its option:

(1)               to repay, prepay, redeem or purchase (x) Indebtedness and other Obligations under a secured Credit Facility; provided that, in the case of any such action with respect to a revolving Credit Facility shall be accompanied by a reduction of the related commitments or facility amount, (y) any Indebtedness and other Obligations that were secured by the assets sold in such Asset Sale or (z) other pari passu Indebtedness and Obligations with respect thereto; provided, that in the case of this clause (z), the Company shall also offer to equally and ratably reduce Indebtedness under the Notes by

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making an offer (in accordance with the procedures set forth below for an Asset Sale) to all holders to purchase the pro rata principal amount of Notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, to but excluding the date of purchase;

(2)               to invest in Additional Assets; or

(3)               to make capital expenditures in respect of the Oil and Gas Business;

provided that the Company and its Restricted Subsidiaries will be deemed to have complied with this paragraph if and to the extent that, within 365 days after the Asset Sale that generated the Net Proceeds, the Company or a Restricted Subsidiary has entered into and not abandoned or rejected a binding agreement to consummate any such investment described in this paragraph with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days after the end of such 365-day period; provided, further, that if such commitment is later canceled or terminated before such Net Proceeds are applied or otherwise not applied within such 180-day period, then such Net Proceeds shall constitute “Excess Proceeds.”

However, pending application or investment of such Net Proceeds as provided in clauses (1) through (3) of the immediately preceding paragraph, such Net Proceeds may be applied to temporarily reduce revolving credit Indebtedness or otherwise invested in any manner that is not prohibited by this Indenture. An amount equal to any Net Proceeds from Asset Sales that are not applied or invested as provided in clauses (1) through (3) above will constitute “Excess Proceeds.”

Within ten (10) Business Days after the aggregate amount of Excess Proceeds exceeds $25.0 million, the Company will make an offer (an “Asset Sale Offer”) to all Holders of Notes and all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in this Section 1015 with respect to offers to purchase or redeem with the proceeds of sales of assets, to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price for the Notes in any Asset Sale Offer will be equal to 100% of the principal amount (or accreted value in the case of any such other pari passu Indebtedness issued with significant original issue discount) plus accrued and unpaid interest and Additional Amounts, if any, to but excluding the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company or any Restricted Subsidiary may use those Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount (or accreted value) of Notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Company will use the Excess Proceeds to purchase the Notes and such other pari passu Indebtedness on a pro rata basis based on the aggregate principal amount of Notes and such other pari passu Indebtedness tendered by the holders thereof. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Notwithstanding the foregoing, the sale, conveyance or other disposition of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries, taken as a whole, will be governed by Sections 801 and/or 1010 of this Indenture, as applicable, and not by this Section 1015.

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The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any such securities laws or regulations conflict with this Section 1015, or compliance with this Section 1015 would constitute a violation of any such securities laws or regulations, the Company will comply with the applicable securities laws or regulations and will not be deemed to have breached its obligations under this Section 1015 by virtue of such compliance.

In the event that, pursuant to this Section 1015, the Company is required to commence an Asset Sale Offer, it will follow the procedures specified below:

(1)               The Asset Sale Offer shall be made to all Holders and all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in this Section 1015. The Asset Sale Offer will remain open for a period of at least 20 Business Days following its commencement and not more than 30 Business Days, except to the extent that a longer period is required by applicable law (the “Offer Period”). No later than three (3) Business Days after the termination of the Offer Period (the “Purchase Date”), the Company will apply all Excess Proceeds (the “Offer Amount”) to the purchase of Notes and such other pari passu Indebtedness (on a pro rata basis, if applicable) or, if less than the Offer Amount has been tendered, all Notes and other Indebtedness tendered in response to the Asset Sale Offer. Payment for any Notes so purchased will be made in the same manner as principal payments are made at Stated Maturity or upon redemption.

(2)               If the Purchase Date is on or after an interest record date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender Notes pursuant to the Asset Sale Offer.

(3)               Upon the commencement of an Asset Sale Offer, the Company will send a notice to the Trustee and each of the Holders. The notice will contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Sale Offer. The notice, which will govern the terms of the Asset Sale Offer, will state:

(a)                that the Asset Sale Offer is being made pursuant to this Section 1015 and the length of time the Asset Sale Offer will remain open;

(b)               the Offer Amount, the purchase price and the Purchase Date;

(c)                that any Note not tendered or accepted for payment will continue to accrue interest;

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(d)               that, unless the Company defaults in making such payment, any Note accepted for payment pursuant to the Asset Sale Offer will cease to accrue interest after the Purchase Date;

(e)                that Holders electing to have a Note purchased pursuant to an Asset Sale Offer may elect to have Notes purchased in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess of U.S.$2,000 only;

(f)                that Holders electing to have Notes purchased pursuant to any Asset Sale Offer will be required to surrender the Notes, with the form entitled “Option of Holder to Elect Purchase” attached to the Notes completed, or transfer by book entry transfer, to the Company, a depositary, if appointed by the Company, or a Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Purchase Date;

(g)               that Holders will be entitled to withdraw their election if the Company, the depositary or the Paying Agent, as the case may be, receives, not later than the expiration of the Offer Period, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased;

(h)               that, if the aggregate principal amount of Notes and other pari passu Indebtedness surrendered by Holders thereof exceeds the Offer Amount, the Company will select the Notes and other pari passu Indebtedness to be purchased on a pro rata basis based on the principal amount of Notes and such other pari passu Indebtedness surrendered (with such adjustments as may be deemed appropriate by the Company so that only Notes in denominations of U.S.$2,000, or an integral multiple of U.S.$1,000 in excess of U.S.$2,000, will be purchased); and

(i)                 that Holders whose Notes were purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer), which unpurchased portion must be equal to U.S.$2,000 in principal amount or an integral multiple of U.S.$1,000 in excess of U.S.$2,000.

(4)               On or before the Purchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Offer Amount of Notes or portions thereof tendered pursuant to the Asset Sale Offer, or if less than the Offer Amount has been tendered, all Notes tendered, and will deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this Section 1015. The Company, the depositary or the Paying Agent, as the case may be, will promptly (but in any case not later than five days after the Purchase Date) mail or deliver to each tendering Holder an amount equal to the purchase

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price of the Notes tendered by such Holder and accepted by the Company for purchase, and the Company will promptly issue a new Note, and the Trustee, upon written request from the Company, will authenticate and mail or deliver (or cause to be transferred by book entry) such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered. Any Note not so accepted shall be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Asset Sale Offer on the Purchase Date.

Section 1016.    Transactions with Affiliates.

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”) involving aggregate consideration to or from the Company or a Restricted Subsidiary in excess of $5.0 million, unless:

(1)               the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with a Person that is not an Affiliate of the Company; and

(2)               the Company delivers to the Trustee:

(a)                with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million to or from the Company or a Restricted Subsidiary, an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this Section 1016; and

(b)               with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration to or from the Company or a Restricted Subsidiary, in excess of $50.0 million, a majority of the Disinterested Members of the Board of Directors (or, if there is only one Disinterested Member, such Disinterested Member) has determined that the criteria set forth in clause (1) above are satisfied with respect to such Affiliate Transaction(s) and has approved such Affiliate Transaction(s), as evidenced by a Board Resolution delivered to the Trustee and certified by an authorized Officer as having been adopted by such Disinterested Member(s) on behalf of the Board of Directors.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph of this Section 1016:

(1)               any employment, consulting, severance, expense reimbursement, termination or similar agreement or arrangement, stock option or stock ownership plan, employee benefit plan, officer or director compensation or indemnification agreement, restricted stock agreement, severance agreement or other compensation plan or arrangement entered into by the Company or any Restricted Subsidiary in the ordinary course of business and payments, awards, grants or issuances of securities pursuant thereto;

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(2)               transactions between or among the Company and/or its Restricted Subsidiaries and the issuance of guarantees for the benefit of the Company or a Restricted Subsidiary;

(3)               transactions with a Person (other than an Unrestricted Subsidiary) that is an Affiliate of the Company solely because the Company owns, directly or through a Subsidiary, an Equity Interest in, or controls, such Person;

(4)               fees and expenses and compensation paid to, and indemnification or insurance provided on behalf of, officers, directors or employees of the Company or any Restricted Subsidiary;

(5)               any issuance of Equity Interests (other than Disqualified Stock) of the Company to, or receipt of a capital contribution from, Affiliates of the Company or an officer, director or employee of the Company or any of its Restricted Subsidiaries;

(6)               Restricted Payments and Permitted Investments that do not violate Section 1012;

(7)               loans or advances to officers, directors and employees in the ordinary course of business or consistent with past practice;

(8)               advances to or reimbursements of employees for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business;

(9)               any agreement or arrangement, and the performance of obligations of the Company or any Restricted Subsidiary thereunder to which the Company or any Restricted Subsidiary was a party on the Issue Date, as these agreements or arrangements may be amended, modified or supplemented from time to time; provided, however, that any future amendment, modification or supplement entered into after the Issue Date will be permitted to the extent that its terms do not materially and adversely affect the rights of any Holders of the Notes (as determined in good faith by the Board of Directors of the Company) as compared to the terms of the agreements in effect on the Issue Date;

(10)           (a) guarantees of performance by the Company and its Restricted Subsidiaries of Unrestricted Subsidiaries in the ordinary course of business, except for guarantees of Indebtedness in respect of borrowed money; and (b) pledges of Equity Interests of Unrestricted Subsidiaries for the benefit of lenders of Unrestricted Subsidiaries;

(11)           transactions between the Company or any Restricted Subsidiary and any Person, a director of which is also a director of the Company or any direct or indirect parent company of the Company and such director is the sole cause for such Person to be deemed an Affiliate of the Company or any Restricted Subsidiary; provided, however, that such director abstains from voting as director of

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the Company or such direct or indirect parent company of the Company, as the case may be, on any matter involving such other Person; and

(12)           (i) contracts for (a) drilling or other oil-field services or supplies; (b) the sale, storage, gathering or transport of hydrocarbons; or (c) the lease or rental of office or storage space; or (ii) transactions with customers, clients, suppliers, or purchasers or sellers of assets or services, in each case, entered into in the ordinary course of business and otherwise in compliance with the terms of this Indenture, provided that in the reasonable determination of the Board of Directors of the Company or the senior management of the Company, such transactions are on terms not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could reasonably be expected to be obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Company.

Section 1017.    Future Guarantees.

The Company will cause each Restricted Subsidiary that (a) guarantees Indebtedness of the Company or another Guarantor under (i) a Credit Facility or (ii) capital markets Indebtedness or (b) otherwise incurs Indebtedness under a Credit Facility or capital markets Indebtedness, to become a Guarantor by executing and delivering a supplemental indenture, in the form provided for in Annex B of this Indenture, to the Trustee within 30 days of the date on which it guarantees or otherwise incurs such Indebtedness. Such supplemental indenture shall be accompanied by an Opinion of Counsel to the Trustee to the effect that such supplemental indenture has been duly authorized, executed and delivered by that Restricted Subsidiary and constitutes a valid and binding agreement of such Restricted Subsidiary, enforceable in accordance with its terms (subject to customary exceptions).

Each Guarantee shall be released in accordance with Section 1504.

Section 1018.   Designation of Restricted and Unrestricted Subsidiaries.

The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation. That designation will only be permitted if the applicable Restricted Subsidiary meets the definition of an “Unrestricted Subsidiary” and if such Investment would be permitted at that time, either pursuant to (1) Section 1012 or (2) the definition of Permitted Investments.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a certified copy of a Board Resolution of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by Section 1012. If, at any time, any Unrestricted Subsidiary would fail to meet the requirements of the definition of “Unrestricted Subsidiary” set forth in Section 101 of this Indenture, it will

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thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary as of such date and, if such Indebtedness is not permitted to be incurred as of such date under Section 1011, the Company will be in Default of the covenant in Section 1011.

The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under Section 1011, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; (2) all Liens of such Unrestricted Subsidiary outstanding immediately following such designation would, if incurred at such time, have been permitted to be incurred for all purposes of this Indenture; and (3) no Default or Event of Default would be in existence following such designation. Any designation of an Unrestricted Subsidiary of the Company as a Restricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a certified copy of a Board Resolution of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions of this paragraph.

Section 1019.   Termination of Certain Covenants.

From and after the occurrence of an Investment Grade Rating Event (even if ratings on the Notes are thereafter reduced), the Company and its Restricted Subsidiaries shall no longer be subject to clause (4) of Section 801 and Sections 1011, 1012, 1014, 1015, 1016 and 1017 of this Indenture (collectively, the “Eliminated Covenants”).

After the foregoing covenants have been terminated, the Company may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to the second sentence of the definition of “Unrestricted Subsidiary”.

The Company will provide the Trustee with prompt written notice of any Investment Grade Rating Event (and in any case no later than 15 Business Days after an Investment Grade Rating Event), and the Trustee will have no liability for any failure by the Company to provide such notice.

The Trustee will have no duty to monitor the ratings of the Notes, will not be deemed to have any knowledge of the ratings of the Notes and will have no duty to notify Holders of the Notes of the occurrence of an Investment Grade Rating Event.

Section 1020.    Additional Amounts.

All payments made by the Company or any Guarantor under or with respect to the Notes or any Guarantee will be made free and clear of and without withholding or deduction for, or on account of, any present or future Taxes, unless the Company or a Guarantor is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Company or any Guarantor (or any other applicable withholding agent) is required to withhold or deduct any amount for, or on account of, any Taxes imposed or levied by or on behalf of (a) the government of Canada or any province or territory thereof, (b) any jurisdiction

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in which the Company or any Guarantor is incorporated, organized, resident or doing business for tax purposes or (c) any jurisdiction from or through which any payment is made by or on behalf of the Company or any Guarantor (including the jurisdiction of any Paying Agent) or, in each case, a political subdivision thereof or therein (each of (a), (b) and (c) a “Relevant Taxing Jurisdiction”) in respect of any payment made under or with respect to the Notes or any Guarantee, (a) the Company, the Guarantor or the applicable withholding agent will make such withholding or deduction, (b) the Company, the Guarantor or the applicable withholding agent will remit the full amount deducted or withheld to the relevant government authority in accordance with and in the time required under applicable law and (c) the Company or the applicable Guarantor will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each beneficial owner of Notes after such withholding or deduction (including any deduction or withholding in respect of Additional Amounts) will equal the amount such beneficial owner would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to:

(1)               any Taxes, to the extent such Taxes would not have been imposed but for the existence of any present or former connection between the Holder or beneficial owner of Notes and the Relevant Taxing Jurisdiction (including such Holder or beneficial owner being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, the Relevant Taxing Jurisdiction) other than a connection arising solely from the acquisition, ownership, holding or disposition of such Note, the enforcement of such Note or any Guarantee, or the receipt of payments in respect of such Note or any Guarantee;

(2)               any Taxes, to the extent such Taxes are imposed or withheld by reason of the Holder’s or beneficial owner’s failure to satisfy any certification, identification or other reporting requirements, whether imposed by statute, treaty, regulation or administrative practice of a Relevant Taxing Jurisdiction, which are necessary to enable the Company or a Guarantor to make payments on the Notes without deduction or withholding for Taxes; provided, however, that the Company has delivered a written request to such Holder or beneficial owner to comply with such requirements at least 30 days prior to the date by which such compliance is required and such Holder or beneficial owner can legally comply with such requirements;

(3)               any Taxes, to the extent such Taxes would not have been imposed if the presentation of a Note (where presentation is required) for payment had occurred within 30 days after the date such payment was due and payable or was duly provided for, whichever is later, but only to the extent such Additional Amounts would not have been required had the Note been presented on the last day of the applicable 30 day period;

(4)               any Taxes that are imposed on or with respect to any payment made to any Holder who is a fiduciary or partnership or other person that is not the sole beneficial owner of such payment, to the extent that a beneficiary or settlor (for tax purposes) with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual Holder of the applicable Note;

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(5)               any Canadian Taxes, to the extent such Taxes would not have been imposed but for the fact that the Holder or beneficial owner does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) with the Company or a Guarantor;

(6)               any estate, inheritance, gift, sales, transfer or similar Tax;

(7)               any Taxes that are payable other than by deduction or withholding from payments under or with respect to the Notes or any Guarantee;

(8)               any Taxes imposed pursuant to Sections 1471 through 1474 of the Code, any current or future regulations or official interpretations thereof, any similar law or regulation adopted pursuant to an intergovernmental agreement between a non-U.S. jurisdiction and the United States with respect to the foregoing or any agreements entered into pursuant to Section 1471(b)(1) of the Code;

(9)               any combination of the items (1) through (8) above.

Each of the Company and the Guarantors will, jointly and severally, indemnify and hold harmless each Holder and beneficial owner of Notes for (x) any Taxes levied by a Relevant Taxing Jurisdiction (other than Taxes excluded by clauses (1) through (9) above) and paid by each such Holder or beneficial owner as a result of payments made under or with respect to such Notes or Guarantee, and (y) any Taxes (other than Taxes excluded by clauses (1) through (9) above) so levied or imposed with respect to any indemnification payments under the foregoing clause (x) or this clause (y) such that the net amount received by such Holder or beneficial owner after such indemnification payments will not be less than the net amount the Holder or beneficial owner would have received if the Taxes described in clauses (x) and (y) above had not been imposed.

Whenever there is mentioned in this Indenture, in any context, the payment of principal, premium (if any), Redemption Price, interest or of any other amount payable under or with respect to the Notes or any Guarantee, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Company or the relevant Guarantor will provide to the Trustee (or to a Holder or beneficial owner upon written request), within 60 days after the date the payment of any Taxes giving rise to Additional Amounts is due, receipts or, if receipts are not available, other documentation reasonably satisfactory to the Trustee evidencing payment by the Company or such Guarantor of such Taxes.

The Company and the Guarantors will pay any present or future stamp, issue, registration, court or documentary Taxes, or any other excise, property or similar Taxes that arise in any Relevant Taxing Jurisdiction from the execution, delivery, issuance or registration or enforcement of the Notes, this Indenture, any Guarantee or any other document or instrument referred to therein, or the receipt of any payments under or with respect to the Notes or any Guarantee (“Documentary Taxes”).

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The obligation to pay Additional Amounts and Documentary Taxes under this Section 1020 will survive any termination, defeasance or discharge of this Indenture and will apply mutatis mutandis to any successor to the Company or any Guarantor and to any jurisdiction in which any successor Person to the Company or any Guarantor is incorporated, organized, resident or doing business for tax purposes or any jurisdiction from or through which such person (or its paying agent) makes any payment under or with respect to the Notes or any Guarantee and, in each case, any political subdivision thereof or therein.

At least 30 days prior to each date on which any payment under, or with respect to, the Notes or any Guarantee is due and payable (unless such obligation to pay Additional Amounts arises after the 30th day prior to the date on which payment under or with respect to the Notes is due and payable, in which case it will be promptly thereafter), if the Company or any Guarantor becomes obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the Trustee an Officers’ Certificate stating that such Additional Amounts will be payable and the amounts so payable and setting forth such other information as is necessary to enable the Trustee to pay such Additional Amounts to the beneficial owners of such Notes on the payment date.

Section 1021.    Payments for Consent.

The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to all Holders of Notes and is paid to all Holders of Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment; provided that if such consents, waivers or amendments are sought in connection with an exchange offer where participation in such exchange offer is limited to Holders of Notes who are “qualified institutional buyers,” within the meaning of Rule 144A, or non-U.S. persons, within the meaning of Regulation S, then such consideration need only be offered to all Holders of Notes to whom the exchange offer is made and be paid to all such Holders of Notes that consent, waive or agree to amend in such time frame.

ARTICLE Eleven
REDEMPTION OF NOTES

Section 1101.    Applicability of Article.

The Notes shall be redeemable at the election of the Company in accordance with their terms and in accordance with this Article Eleven.

Section 1102.   Election to Redeem; Notice to Trustee.

In case of any redemption of the Notes, the Company shall, at least five (5) Business Days prior to the giving of notice of such redemption (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee in writing of the Redemption Date and of the principal amount of Notes to be redeemed. In the case of any redemption of Notes (1) prior to the expiration of any restriction on such redemption provided in the terms

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of the Notes or elsewhere in this Indenture or (2) pursuant to an election of the Company that is subject to a condition specified in the terms of the Notes or elsewhere in this Indenture, the Company shall furnish the Trustee, prior to giving notice of such redemption, with an Officers’ Certificate evidencing compliance with such restriction or condition.

Section 1103.    Optional Redemption.

At its option, the Company may redeem the Notes, in whole or in part, in principal amounts of U.S.$2,000 or any integral multiple of U.S.$1,000 in excess thereof, at any time or from time to time, at the applicable Redemption Prices determined as set forth in the form of Note attached as Annex A hereto, in accordance with the terms set forth in the Notes, and in accordance with this Article Eleven.

Section 1104.    Selection by Trustee of Notes to Be Redeemed.

If less than all of the Notes are to be redeemed at any time, the Trustee will select the Notes to be redeemed among the Holders of the Notes on a pro rata basis (or, in the case of Global Notes, the Trustee will select the Notes for redemption subject to the procedures of DTC), unless otherwise required by law or applicable stock exchange requirements.

The Trustee shall promptly notify the Company in writing of the Notes selected for redemption and, in the case of any Note selected for partial redemption, the principal amount at maturity thereof to be redeemed. No Notes in amounts of U.S.$2,000 or less shall be redeemed in part. Notes and portions of Notes selected shall be in amounts of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof; except that if all of the Notes of a Holder are to be redeemed, the entire Outstanding amount of Notes held by such Holder, even if less than U.S.$2,000 and/or a non-multiple of U.S.$1,000, shall be redeemed. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption.

Section 1105.    Notice of Redemption.

Subject to the penultimate paragraph of this Section 1105, at least 30 days but not more than 60 days before a Redemption Date, the Company shall send a notice of redemption to each Holder whose Notes are to be redeemed at its registered address (or otherwise in accordance with the applicable procedures of DTC); provided, however, that (notwithstanding the foregoing) notices of redemption may be sent more than 60 days prior to a Redemption Date if such notice is issued in connection with a Defeasance or Covenant Defeasance of the Notes or the satisfaction and discharge of this Indenture.

The notice shall identify the Notes to be redeemed and shall state:

(1)               the Redemption Date;

(2)               the Redemption Price, or if not then ascertainable, the manner of calculation thereof;

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(3)               if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the Redemption Date upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion of the original Note shall be issued in the name of the Holder thereof upon cancellation of the original Note;

(4)               the name and address of the Paying Agent;

(5)               that Notes called for redemption must be surrendered to the Paying Agent to collect the Redemption Price and become due on the date fixed for redemption, unless the redemption is subject to a condition precedent that is not satisfied or waived;

(6)               that, unless the Company defaults in making such redemption payment, interest, if any, on Notes called for redemption ceases to accrue on and after the Redemption Date;

(7)               the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed;

(8)               that no representation is made as to the correctness or accuracy of the CUSIP or ISIN number, if any, listed in such notice or printed on the Notes; and

(9)               any conditions that must be satisfied prior to the Company becoming obligated to consummate such redemption.

At the Company’s request, the Trustee shall give the notice of redemption in the Company’s name and at the Company’s expense; provided, however, that the Company shall have delivered to the Trustee, at least five (5) Business Days prior to sending of notice of the redemption (or such shorter period of time as may be acceptable to the Trustee), a Company Request that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

Notwithstanding the preceding provisions of this Section 1105, any redemption or notice of redemption may at the Company’s discretion, be subject to one or more conditions precedent. In the case of a redemption upon an Equity Offering, notice of redemption may be given prior to, or conditioned on, the completion of the related Equity Offering.

Section 1106.    Deposit of Redemption Price.

By 10 a.m., New York City time, on any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1003) an amount of money in U.S. dollars in immediately available funds sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) accrued interest on, all the Notes which are to be redeemed on that date.

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Section 1107.    Notes Payable on Redemption Date.

Notice of redemption having been given as aforesaid, the Notes so to be redeemed shall, unless the redemption is subject to a condition specified in the notice of redemption that is not satisfied or waived, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless the Company shall default in the payment of the Redemption Price and any accrued interest) such Notes shall cease to bear interest. Upon surrender of any such Notes for redemption in accordance with said notice, such Notes shall be paid by the Company at the Redemption Price, together with any accrued interest to the Redemption Date; provided, however, that installments of interest whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Notes, or one or more Predecessor Notes, registered as such at the close of business on the relevant record dates according to their terms and the provisions of Section 308.

If any Note called for redemption shall not be so paid upon surrender thereof for redemption, the principal and any premium shall, until paid, bear interest from the Redemption Date at the rate prescribed therefor in the Note.

Section 1108.    Notes Redeemed in Part.

Any Note which is to be redeemed only in part shall be surrendered at a Place of Payment therefor (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or its attorney duly authorized in writing), and the Company shall execute and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes of like tenor, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Note so surrendered.

Section 1109.    Redemption for Changes in Withholding Taxes.

The Company may redeem the Notes, at any time, upon not less than 30 nor more than 60 days’ notice, in whole, but not in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued but unpaid interest thereon, if any, to the Redemption Date, and all Additional Amounts, if any, then due or that will become due on such Redemption Date as a result of the redemption or otherwise (but subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date), if the Company determines that it has or will become obligated to pay Additional Amounts because of a change in the laws or regulations of a Relevant Taxing Jurisdiction, or a change in any official position regarding the administration, application or interpretation thereof (including by virtue of a holding by a court of competent jurisdiction), in either case that is publicly announced and becomes effective on or after the Issue Date (or, if the Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction on a date after the Issue Date, on or after such later date) (a “Change in Tax Law”), and the Company, in its good faith judgment, determines that such obligation to pay Additional Amounts cannot be avoided by taking reasonable measures available to the Company.

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Prior to giving any notice of redemption of the Notes pursuant to this Section 1109, the Company will deliver to the Trustee:

(1)               an Officers’ Certificate stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of redemption have occurred; and

(2)               an opinion of independent tax counsel, who shall be reasonably acceptable to the Trustee, to the effect that there has been a Change in Tax Law which would otherwise require the Company to pay any Additional Amounts.

The Company will be bound to redeem the Notes on the date fixed for redemption.

Any notice to redeem the Notes as a result of a Change in Tax Law shall not be given earlier than 90 days prior to the earliest date on which the Company would be obligated to pay Additional Amounts in respect of the Notes as a result of a Change in Tax Law and unless, at the time such notice is given, such obligation to pay such Additional Amounts remains in effect or will become effective on the next payment date.

The foregoing provisions will apply mutatis mutandis to any successor to the Company and to any jurisdiction in which any successor Person to the Company is incorporated, organized, resident or doing business for tax purposes or any jurisdiction from or through which such Person (or its paying agent) makes any payment under or with respect to the Notes and, in each case, any political subdivision thereof or therein.

ARTICLE Twelve
[RESERVED]

ARTICLE Thirteen
DEFEASANCE AND COVENANT DEFEASANCE

Section 1301.   Company’s Option to Effect Defeasance or Covenant Defeasance.

The Company may elect, at its option at any time, to have Section 1302 or Section 1303 applied to the Notes, upon compliance with the conditions set forth below in this Article. Any such election shall be evidenced in a Board Resolution set forth in an Officers’ Certificate delivered to the Trustee.

Section 1302.    Defeasance and Discharge.

Upon the Company’s exercise of its option to have this Section applied to the Notes, the Company shall be deemed to have been discharged from its obligations with respect to such Notes as provided in this Section on and after the date the conditions set forth in Section 1304 are satisfied (hereinafter called “Defeasance”). For this purpose, such Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by such Notes and to have satisfied all its other obligations under such Notes and this Indenture insofar as the Notes are concerned (and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging the same), subject to the following, which shall

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survive until otherwise terminated or discharged hereunder: (1) the rights of Holders of such Notes to receive, solely from the trust fund described in Section 1304 and as more fully set forth in such Section, payments in respect of the principal of and any premium and interest on such Notes when payments are due; (2) the Company’s obligations with respect to such Notes under Sections 304, 305, 306, 307, 1002 and 1003 and its obligations under Section 314(a) of the Trust Indenture Act; (3) the rights, powers, trusts, duties, indemnities and immunities of the Trustee hereunder and the Company’s and the Guarantors’ obligations in connection therewith; and (4) this Article. If the Company exercises its defeasance option pursuant to this Section 1302, the Guarantees will terminate with respect to the Notes, and payment of the Notes may not be accelerated pursuant to Section 502 because of an Event of Default. Subject to compliance with this Article, the Company may exercise its option to have this Section applied to any Notes notwithstanding the prior exercise of its option to have Section 1303 applied to such Notes.

Section 1303.    Covenant Defeasance.

Upon the Company’s exercise of its option to have this Section applied to the Notes, (1) the Company shall be released from its obligations under Section 801(4), Section 1006, Sections 1010 through 1018, inclusive, and Section 1021; (2) the occurrence of any event specified in Sections 501(3) (with respect only to the obligations under Section 801(4) and Sections 1010 and 1015), 501(4), 501(5), 501(6), 501(7), 501(9) (with respect only to Significant Subsidiaries) or 501(10) (with respect only to Significant Subsidiaries), shall be deemed not to be or to result in an Event of Default and (3) the Guarantees shall be automatically released, in each case with respect to such Notes as provided in this Section on and after the date the conditions set forth in Section 1304 are satisfied (hereinafter called “Covenant Defeasance”). For this purpose, such Covenant Defeasance means that, with respect to such Notes, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such specified Section, whether directly or indirectly by reason of any reference elsewhere herein to any such Section or Article or by reason of any reference in any such Section or Article to any other provision herein or in any other document, but the remainder of this Indenture and such Notes shall be unaffected thereby.

Section 1304.    Conditions to Defeasance or Covenant Defeasance.

The following shall be the conditions to the application of Section 1302 or Section 1303 to any Notes:

(1)               the Company must irrevocably deposit with the Trustee (or another trustee that satisfies the requirements of and agrees to comply with the provisions of this Article Thirteen applicable to it), in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. dollar-denominated Government Securities, or a combination of cash in U.S. dollars and non-callable U.S. dollar-denominated Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants to pay the principal of, or interest and premium, if any, on the Outstanding Notes on the stated date for payment thereof or on the applicable Redemption Date, as the case may be, and the Company must specify whether the Notes are being defeased to such stated date for payment or to a particular Redemption Date;

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(2)               in the case of an election under Section 1302 hereof, the Company must deliver to the Trustee an Opinion of Counsel confirming that:

(a)                the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b)               since the Issue Date, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders and beneficial owners of the Outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

(3)               (x) in the case of an election under Section 1303 hereof, the Company must deliver to the Trustee an Opinion of Counsel confirming that the Holders and beneficial owners of the Outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred and (y) in the case of an election under Section 1302 or 1303, the Company must deliver to the Trustee an opinion of counsel in Canada confirming that the Holders and beneficial owners of the Outstanding Notes will not recognize income, gain or loss for Canadian federal tax purposes as a result of such Covenant Defeasance or Legal Defeasance and will be subject to Canadian federal tax on the same amounts and in the same manner and at the same times as would have been the case if such Covenant Defeasance or Legal Defeasance had not occurred;

(4)               no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit (and any similar concurrent deposit relating to other Indebtedness) or the grant of Liens securing such borrowings);

(5)               such Legal Defeasance or Covenant Defeasance and the related deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture and the agreements governing any other Indebtedness being defeased, discharged or replaced) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6)               the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others;

(7)               the Company must deliver to the Trustee an Officers’ Certificate, stating that all conditions precedent set forth in clauses (1) through (6) of this Section 1304 have been complied with; and

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(8)               the Company must deliver to the Trustee an Opinion of Counsel, stating that all conditions precedent set forth in clause (5) of this Section 1304 has been complied with.

Section 1305.   Deposited Money and Government Securities to Be Held in Trust; Miscellaneous Provisions.

Subject to the provisions of the last paragraph of Section 1003, all money and Government Securities (including the proceeds thereof) deposited with the Trustee or other qualifying trustee (solely for purposes of this Section and Section 1306, the Trustee and any such other trustee are referred to collectively as the “Trustee”) pursuant to Section 1304 in respect of any Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any such Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Notes, of all sums due and to become due thereon in respect of principal and any premium and interest, but money so held in trust need not be segregated from other funds except to the extent required by law.

The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the Government Securities deposited pursuant to Section 1304 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of Outstanding Notes.

Anything in this Article to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon Company Request any money or Government Securities held by it as provided in Section 1304 with respect to any Notes which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect the Defeasance or Covenant Defeasance, as the case may be, with respect to such Notes.

Section 1306.    Reinstatement.

If the Trustee or any Paying Agent is unable to apply any money in accordance with this Article with respect to any Notes by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the obligations under this Indenture and such Notes from which the Company has been discharged or released pursuant to Section 1302 or 1303 shall be revived and reinstated as though no deposit had occurred pursuant to this Article with respect to such Notes, until such time as the Trustee or Paying Agent is permitted to apply all money held in trust pursuant to Section 1305 with respect to such Notes in accordance with this Article; provided, however, that if the Company makes any payment of principal of or any premium or interest on any such Note following such reinstatement of its obligations, the Company shall be subrogated to the rights (if any) of the Holders of such Notes to receive such payment from the money so held in trust.

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ARTICLE Fourteen
[RESERVED]

ARTICLE Fifteen
SUBSIDIARY GUARANTEES

Section 1501.    Unconditional Guarantee.

For value received, each of the Guarantors hereby fully and unconditionally guarantees (the “Guarantee”) to the Holders and to the Trustee the due and punctual payment of the principal of, and premium, if any, and interest on the Notes and all other amounts due and payable under this Indenture and the Notes by the Company (collectively, the “Guaranteed Obligations”), when and as such principal, premium, if any, and interest shall become due and payable, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise, according to the terms of the Notes and this Indenture, subject to the limitations set forth in Section 1503.

Failing payment when due of any amount guaranteed pursuant to its Guarantee, for whatever reason, each of the Guarantors will be jointly and severally obligated to pay the same immediately. Each Guarantee hereunder is intended to be a general, unsecured, senior obligation of each of the Guarantors and will rank pari passu in right of payment with all debt of such Guarantor that is not, by its terms, expressly subordinated in right of payment to the Guarantee. Each of the Guarantors hereby agrees that its obligations hereunder shall be full, unconditional and absolute, irrespective of the validity, regularity or enforceability of the Notes, the Guarantee of any other Guarantor or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against the Company or any other Guarantor, or any action to enforce the same or any other circumstances which might otherwise constitute a legal or equitable discharge or defense of the Guarantors. Each of the Guarantors hereby agrees that in the event of a default in payment of the principal of, or premium, if any, or interest on the Notes, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise, legal proceedings may be instituted by the Trustee on behalf of the Holders or, subject to Section 507, by the Holders, on the terms and conditions set forth in this Indenture, directly against such Guarantor to enforce its Guarantee without first proceeding against the Company or any other Guarantor.

The obligations of each of the Guarantors under this Article shall be as aforesaid full and unconditional and shall not be impaired, modified, released or limited by any occurrence or condition whatsoever, including, without limitation, (1) any compromise, settlement, release, waiver, renewal, extension, indulgence or modification of, or any change in, any of the obligations and liabilities of the Company or any of the other Guarantors contained in the Notes or this Indenture, (2) any impairment, modification, release or limitation of the liability of the Company, any of the other Guarantors or any of their estates in bankruptcy, or any remedy for the enforcement thereof, resulting from the operation of any present or future provision of any applicable bankruptcy law, or other statute or from the decision of any court, (3) the assertion or exercise by the Company, any of the other Guarantors or the Trustee of any rights or remedies under the Notes or this Indenture or their delay in or failure to assert or exercise any such rights or remedies, (4) the assignment or the

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purported assignment of any property as security for the Notes, including all or any part of the rights of the Company or any of the other Guarantors under this Indenture, (5) the extension of the time for payment by the Company or any of the other Guarantors of any payments or other sums or any part thereof owing or payable under any of the terms and provisions of the Notes or this Indenture or of the time for performance by the Company or any of the other Guarantors of any other obligations under or arising out of any such terms and provisions or the extension or the renewal of any thereof, (6) the modification or amendment (whether material or otherwise) of any duty, agreement or obligation of the Company or any of the other Guarantors set forth in this Indenture, (7) the voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all of the assets, marshaling of assets and liabilities, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of or other similar proceeding affecting, the Company or any of the other Guarantors or any of their respective assets, or the disaffirmance of the Notes, the Guarantee or this Indenture in any such proceeding, (8) the release or discharge of the Company or any of the other Guarantors from the performance or observance of any agreement, covenant, term or condition contained in any of such instruments by operation of law, (9) the unenforceability of the Notes or this Indenture or (10) any other circumstances (other than payment in full or discharge of all amounts guaranteed pursuant to the Guarantees) which might otherwise constitute a legal or equitable discharge of a surety or guarantor.

Each of the Guarantors hereby (1) waives diligence, presentment, demand of payment, filing of claims with a court in the event of the merger, insolvency or bankruptcy of the Company or any of the Guarantors, and all demands whatsoever, (2) acknowledges that any agreement, instrument or document evidencing its Guarantee may be transferred and that the benefit of its obligations hereunder shall extend to each holder of any agreement, instrument or document evidencing the Guarantee without notice to it and (3) covenants that its Guarantee will not be discharged except by complete performance of the Guarantee. Each of the Guarantors further agrees that if at any time all or any part of any payment theretofore applied by any Person to its Guarantee is, or must be, rescinded or returned for any reason whatsoever, including without limitation, the insolvency, bankruptcy or reorganization of the Company or any of the Guarantors, the Guarantee shall, to the extent that such payment is or must be rescinded or returned, be deemed, to the fullest extent permitted by law, to have continued in existence notwithstanding such application, and the Guarantee shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, as though such application had not been made.

Each of the Guarantors shall be subrogated to all rights of the Holders and the Trustee against the Company in respect of any amounts paid by such Guarantor pursuant to the provisions of this Indenture; provided, however, that such Guarantor, shall not be entitled to enforce or to receive any payments arising out of, or based upon, such right of subrogation until all of the Notes and the Guarantees shall have been paid in full or discharged.

Section 1502.   [Reserved].

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Section 1503.    Limitation on Guarantors’ Liability.

Each Guarantor and by its acceptance hereof each Holder of a Note entitled to the benefits of the Guarantee hereby confirm that it is the intention of all such parties that the guarantee by such Guarantor pursuant to its Guarantee not constitute a fraudulent transfer or conveyance for purposes of any U.S. or Canadian federal, provincial, territorial or state law. To effectuate the foregoing intention, the Holders of a Note entitled to the benefits of the Guarantees and the Guarantors hereby irrevocably agree that the obligations of each Guarantor under its Guarantee shall be limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws and to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee, result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable U.S. or Canadian federal, provincial, territorial or state law.

Section 1504.    Release of Guarantors from Guarantee.

Each Guarantor will be released and relieved of any obligations under its Guarantee and the Guarantee of a Guarantor will also be automatically and unconditionally released immediately:

(1)               upon any sale or other disposition of all or substantially all of the properties or assets of such Guarantor (including by way of consolidation, merger, arrangement or amalgamation or otherwise) to a Person that is not (either before or after giving effect to such transaction) the Company or a Guarantor, if the sale or other disposition at the date thereof does not violate Section 1015 of this Indenture;

(2)               upon any sale or other disposition (including by way of merger, consolidation, amalgamation or arrangement or otherwise) of the Capital Stock of such Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Guarantor, if the sale or other disposition at the date thereof does not violate Section 1015 of this Indenture and such Guarantor no longer qualifies as a Subsidiary of the Company as a result of such disposition;

(3)               upon designation of such Guarantor as an Unrestricted Subsidiary in accordance with Section 1018;

(4)               upon Defeasance or Covenant Defeasance in accordance with Article Thirteen or satisfaction and discharge of this Indenture in accordance with Article Four;

(5)               upon the liquidation or dissolution of such Guarantor into the Company or another Guarantor in compliance with this Indenture; provided no Default or Event of Default occurs as a result thereof or shall have occurred and is continuing; or

(6)               in the case of any Restricted Subsidiary which after the Issue Date is required to guarantee the Notes pursuant to Section 1017, upon the release or discharge (except a release or discharge by or as a result of payment) in full from its (x) guarantee of such Indebtedness or (y)

133

obligation under such Credit Facility, in each case, which resulted in such Restricted Subsidiary’s obligation to guarantee the Notes; provided, that such Guarantor does not guarantee and is not otherwise an obligor under any other Indebtedness of the Company or another Guarantor that has resulted in such Restricted Subsidiary’s obligation to guarantee the Notes.

The Trustee shall deliver an appropriate instrument evidencing any release of a Guarantor from the Guarantee upon receipt of a Company Request accompanied by an Officers’ Certificate and an Opinion of Counsel that the Guarantor is entitled to such release in accordance with the provisions of this Indenture.

Any Guarantor not released in accordance with the provisions of this Indenture will remain liable for the full amount of principal of (and premium, if any, on) and interest on the Notes as provided in this Article Fifteen, subject to the limitations of Section 1503.

Section 1505.    Guarantor Contribution.

In order to provide for just and equitable contribution among the Guarantors, the Guarantors hereby agree, inter se, that in the event any payment or distribution is made by any Guarantor (a “Funding Guarantor”) under its Guarantee, such Funding Guarantor shall be entitled to a contribution from each other Guarantor (if any) in a pro rata amount based on the net assets of each Guarantor (including the Funding Guarantor) for all payments, damages and expenses incurred by that Funding Guarantor in discharging the Company’s Obligations with respect to the Notes or any other Guarantor’s obligations with respect to its Guarantee.

Section 1506.    Guarantors May Consolidate, etc., on Certain Terms.

A Guarantor may not sell, lease, assign or otherwise dispose of all or substantially all of its properties or assets to, or consolidate with, merge or be arranged or amalgamate with or into (regardless of whether such Guarantor is the surviving Person) another Person, other than the Company or another Guarantor, unless:

(1)               immediately after giving effect to such transaction, no Default or Event of Default exists; and

(2)               either:

(a)                (i) such Guarantor is the surviving Person or (ii) the Person acquiring the properties or assets in any such sale, lease, assignment or other disposition or the Person formed by or surviving any such consolidation, merger, arrangement or amalgamation (if other than such Guarantor) assumes all the obligations of such Guarantor under this Indenture (including its Guarantee), on the terms set forth herein, pursuant to a supplemental indenture satisfactory to the Trustee; or

(b)               such transaction at the date thereof does not violate the provisions of Section 1015 of this Indenture.

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In case of any such consolidation, merger, arrangement, amalgamation or other disposition and upon the assumption by the successor Person, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the Guarantee of such Guarantor and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Guarantor, such successor Person will succeed to and be substituted for the Guarantor with the same effect as if it had been named herein as a Guarantor. All the Guarantees so issued will in all respects have the same legal rank and benefit under this Indenture as the Guarantees theretofore and thereafter issued in accordance with the terms of this Indenture as though all of such Guarantees had been issued at the date of the execution hereof.

——————————————

The Trustee hereby accepts the trusts in this Indenture upon the terms and conditions herein set forth.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

BELLATRIX EXPLORATION LTD.

By: (signed) "Edward J. Brown"
Name: Edward J. Brown, B.COMM., CA
Title: Executive Vice President, Finance & CFO

U.S. BANK NATIONAL ASSOCIATION
as Trustee

By: (signed) "Kathy L. Mitchell"
Name: Kathy L. Mitchell
Title: Vice President

ANNEX A

CUSIP [        ]

ISIN [        ]

[Form of Face of Note]

[Legend(s) applicable pursuant to the provisions of the Indenture]

BELLATRIX EXPLORATION LTD.

8.5% Senior Note due 2020

No. U.S.$

Bellatrix Exploration Ltd., a corporation duly organized and existing under the laws of Alberta, Canada (herein called the “Company,” which term includes any successor Person under this Indenture hereinafter referred to), for value received, hereby promises to pay to ________ [If this Note is a Global Note, insert CEDE & CO.], or registered assigns, the principal sum of ________ U.S. dollars on May 15, 2020 [If this Note is a Global Note, insert — or such greater or lesser amount as may be indicated on the Schedule of Exchanges of Interests in the Global Note attached hereto].

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

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IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by its undersigned officer.

BELLATRIX EXPLORATION LTD.

By:

Trustee’s Certificate of Authentication

This is one of the 8.5% Senior Notes due 2020 referred to in the within-mentioned Indenture.

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By:
Authorized Signatory

Dated:

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[Form of Reverse of Note]
8.5% Senior Note due 2020

Capitalized terms used herein have the meanings assigned to them in the Indenture referred to below unless otherwise indicated. To the extent that any of the terms and provisions of this Note conflict with the express provisions of the Indenture, the terms and provisions of the Indenture shall govern and be controlling.

(1)               INTEREST. Interest on the Notes will accrue at the rate of 8.5% per annum and will be payable semi-annually in arrears on May 15 and November 15, beginning on November 15, 2015. Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. For the purposes of the Interest Act (Canada), the annual rate of interest in any year during which the Notes are Outstanding which is equivalent to the interest rate under the Indenture shall be determined by multiplying the interest rate provided under the Indenture by a fraction, the numerator of which is the total number of days in such year and the denominator of which is 360. If a payment date is a Legal Holiday at a Place of Payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue on such payment for the intervening period. The Company will pay interest (including post-petition interest in any proceeding under any applicable Bankruptcy Law) on overdue principal and premium, if any, at the interest rate specified in the Notes to the extent lawful; and it will pay interest (including post-petition interest in any proceeding under any applicable Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace period) at the same rate to the extent lawful.

(2)               METHOD OF PAYMENT. The Company will pay interest on the Notes (except Defaulted Interest) to the Persons who are registered Holders of Notes at the close of business on the May 1 and November 1 next preceding the Interest Payment Date, even if such Notes are canceled after such record date and on or before such Interest Payment Date, except as provided in Section 308 of the Indenture with respect to Defaulted Interest. Holders must surrender Notes to the Paying Agent to collect payments of principal and premium, if any, due at Maturity. The Notes will be payable as to principal, premium, if any, and interest at the office or agency of the Company maintained for such purpose in the City and State of New York, which, at the Issue Date, is the office of the Trustee located at 100 Wall Street, Suite 1600, New York, New York 10005, or, at the option of the Company, payment of interest may be made by check mailed to the Holders at their addresses set forth in the Security Register; provided that payment by wire transfer of immediately available funds will be required with respect to principal of and interest and premium, if any, on, all Global Notes and all other Notes the Holders of which will have provided wire transfer instructions to the Company or the Paying Agent on or before the record date. Such payment will be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

(3)               PAYING AGENT AND SECURITY REGISTRAR. Initially, U.S. Bank National Association, the Trustee under the Indenture, will act as Paying Agent and Security Registrar. The Company may change any Paying Agent or Security Registrar without notice to any Holder. The Company or any Restricted Subsidiary may act in any such capacity.

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(4)               INDENTURE. The Notes are issued by the Company under an Indenture, dated as of May 21, 2015, between the Company and the Trustee (the “Indenture”), and designated as the “8.5% Senior Notes due 2020.” The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The Notes are subject to all such terms, and Holders are referred to the Indenture and such Act for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling. The Notes are unsecured obligations of the Company. The Indenture does not limit the aggregate principal amount of Notes that may be issued thereunder.

(5)               OPTIONAL REDEMPTION. Except as described below, the Notes are not redeemable until May 15, 2017. On and after May 15, 2017, the Company may redeem all or a part of the Notes, from time to time, at the following Redemption Prices (expressed as a percentage of principal amount) plus accrued and unpaid interest and Additional Amounts, if any, on the Notes redeemed to but excluding the applicable Redemption Date (subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant Interest Payment Date), if redeemed during the twelve-month period beginning on May 15 of the years indicated below:

Year	Redemption Price
2017	104.250%
2018	102.125%
2019 and thereafter	100.000%

At any time or from time to time prior to May 15, 2017, the Company may also redeem all or a part of the Notes, at a Redemption Price equal to the Make-Whole Price, subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant Interest Payment Date.

“Make-Whole Price” with respect to any Notes to be redeemed, means an amount equal to the greater of:

(1) 100% of the principal amount of such Notes; and

(2) the sum of the present values of (a) the Redemption Price of such Notes at May 15, 2017 (as set forth above) and (b) the remaining scheduled payments of interest from the Redemption Date to (but not including) May 15, 2017 (excluding accrued and unpaid interest as of the Redemption Date) discounted back to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 50 basis points;

plus, in the case of both (1) and (2), accrued and unpaid interest and Additional Amounts, if any, on such Notes, if any, to the Redemption Date.

“Comparable Treasury Issue” means, with respect to Notes to be redeemed, the U.S. Treasury security selected by an Independent Investment Banker as having a maturity most nearly equal to the period from the Redemption Date to May 15, 2017, that would be utilized at the time of selection and in accordance

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with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity; provided that if such period is less than one year, then the U.S. Treasury security having a maturity of one year shall be used.

“Comparable Treasury Price” means, with respect to any Redemption Date, (1) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Independent Investment Banker” means J.P. Morgan Securities LLC or one of its successors, or, if such firm or its successors, if any, as the case may be, are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Company.

“Reference Treasury Dealer” means J.P. Morgan Securities LLC and a Primary Treasury Dealer designated by J.P. Morgan Securities LLC and three additional primary Government Securities dealers in New York City (each a “Primary Treasury Dealer”) selected by the Company, and their respective successors; provided, however, that if any such firm or any such successor, as the case may be, shall cease to be a Primary Treasury Dealer, the Company shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such Redemption Date.

“Treasury Rate” means, with respect to any Redemption Date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(159)” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities”, for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the stated maturity, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined, and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate shall be calculated on the third Business Day preceding the Redemption Date.

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The notice of redemption with respect to the foregoing redemption need not set forth the Make-Whole Price but only the manner of calculation thereof. The Company will notify the Trustee of the Make-Whole Price with respect to any redemption promptly after the calculation, and the Trustee shall not be responsible for such calculation.

Prior to May 15, 2017, the Company may on any one or more occasions redeem up to 35% of the principal amount of the Notes, with an amount of cash no greater than the net cash proceeds of one or more Equity Offerings at a Redemption Price equal to 108.5% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, on the Notes redeemed to but excluding the Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date); provided that:

(1) at least 65% of the aggregate principal amount of the Notes issued on the Issue Date (excluding Notes held by the Company and its Subsidiaries) remains Outstanding after each such redemption; and

(2) the redemption occurs within 180 days after the closing of such Equity Offering.

Any redemption or notice of redemption may, at the Company’s discretion, be subject to one or more conditions precedent. In the case of a redemption upon an Equity Offering, notice of redemption may be given prior to, or conditioned upon the completion of the related Equity Offering.

The Company may redeem the Notes, at any time, upon not less than 30 nor more than 60 days’ notice, in whole, but not in part, at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued but unpaid interest thereon, if any, to the Redemption Date, and all Additional Amounts, if any, then due or that will become due on such Redemption Date as a result of the redemption or otherwise (but subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date), if the Company determines that it has or will become obligated to pay Additional Amounts because of a change in the laws or regulations of a Relevant Taxing Jurisdiction, or a change in any official position regarding the administration, application or interpretation thereof (including by virtue of a holding by a court of competent jurisdiction), in either case that is publicly announced and becomes effective on or after the Issue Date (or, if the Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction on a date after the Issue Date, on or after such later date), and the Company, in its good faith judgment, determines that such obligation to pay Additional Amounts cannot be avoided by taking reasonable measures available to the Company.

Following a Change of Control Offer (as defined below), the Company may also redeem at its option all of the then Outstanding Notes at the Redemption Price and subject to the conditions set forth in the final paragraph of Section 1010 of the Indenture.

Unless the Company defaults in the payment of the Redemption Price and any accrued interest on the applicable Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption.

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(6)               NOTE PURCHASES; MANDATORY REDEMPTION. The Company may at any time and from time to time purchase Notes in the open market, by tender offer or exchange offer, in negotiated transactions or otherwise. For the avoidance of doubt, and subject to Section 1021 of the Indenture, any such tender offer, exchange offer or other acquisition may be coupled with an exit consent pursuant to which Holders of the Notes in tendering their Notes consent to an amendment to the Indenture to eliminate, among other things, substantially all of the obligations of the Company and the Guarantors under the covenants in Articles Eight and Ten, the obligation to make Change of Control Offers and Asset Sale Offers and the Events of Default described in clauses (3), (4) and (5) of the first paragraph of Section 501. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Company may be required to offer to purchase Notes pursuant to Section 1010 or 1015 of the Indenture.

(7)               REPURCHASE AT THE OPTION OF HOLDER.

(a)                If a Change of Control occurs, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to U.S.$2,000 or an integral multiple of U.S.$1,000 in excess of U.S.$2,000) of that Holder’s Notes pursuant to an offer (a “Change of Control Offer”) at a purchase price in cash equal to not less than 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Amounts, if any, thereon to but excluding the date of purchase, subject to the rights of Holders on the relevant record date to receive interest due on the relevant Interest Payment Date. Within 30 days following any Change of Control, unless the Company has exercised its right to redeem all of the Notes as described under paragraph (5), the Company will send a notice to each Holder (with a copy to the Trustee) setting forth the procedures governing the Change of Control Offer as required by the Indenture. Holders of Notes that are the subject of an offer to purchase will receive notice of a Change of Control Offer from the Company prior to any related purchase date and may elect to have such Notes purchased by completing the form entitled “Option of Holder to Elect Purchase” attached to the Notes.

(b)               If the Company or a Restricted Subsidiary of the Company consummates any Asset Sales, within 10 Business Days of each date on which the aggregate amount of Excess Proceeds exceeds $25.0 million, the Company will make an offer (an “Asset Sale Offer”) to all Holders of Notes and all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in Section 1015 of the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price for the Notes in any Asset Sale will be equal to 100% of the principal amount plus accrued and unpaid interest and Additional Amounts, if any, to (but not including) the date of purchase, and will be payable in cash. If any Excess Proceeds remain unapplied after the consummation of an Asset Sale Offer, the Company (or any Restricted Subsidiary) may use the Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Company will use the Excess Proceeds to purchase the Notes and such other pari passu Indebtedness on a pro rata basis based on the aggregate principal amount of Notes and such other pari passu Indebtedness tendered by the holders thereof. Holders of Notes that are the subject of an offer to purchase will receive notice of an Asset

7

Sale Offer from the Company prior to any related purchase date and may elect to have such Notes purchased by completing the form entitled “Option of Holder to Elect Purchase” attached to the Notes.

(8)               NOTICE OF REDEMPTION. Notice of redemption will be sent at least 30 days but not more than 60 days before the Redemption Date to each Holder whose Notes are to be redeemed at its registered address (or otherwise in accordance with the applicable procedures of DTC), except that redemption notices may be sent more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Notes in denominations larger than U.S.$2,000 may be redeemed in part but only in whole multiples of U.S.$1,000, unless all of the Notes held by a Holder are to be redeemed.

(9)               DENOMINATIONS, TRANSFER, EXCHANGE. The Notes are in registered form without coupons in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess of U.S.$2,000. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Security Registrar and the Company may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of its Notes, and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company and the Security Registrar need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, the Company and the Security Registrar need not exchange or register the transfer of any Notes for a period of 15 days before a selection of Notes to be redeemed or during the period between a record date and the corresponding Interest Payment Date.

(10)           PERSONS DEEMED OWNERS. The registered Holder of a Note may be treated as its owner for all purposes.

(11)           AMENDMENT, SUPPLEMENT AND WAIVER. Subject to certain exceptions, the Indenture and the Notes may be amended or supplemented with the consent of the Holders of a majority in aggregate principal amount of the Notes then Outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to certain exceptions relating to waivers or past defaults and rights of Holders of Notes to receive payment, any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in aggregate principal amount of the Notes then Outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). Without the consent of any Holder of a Note, the Indenture or the Notes may be amended or supplemented to, among other things, cure any ambiguity, defect or inconsistency, or make any change that does not adversely affect the rights or interests of any such Holder.

(12)           DEFAULTS AND REMEDIES. In the case of an Event of Default arising from events of bankruptcy or insolvency specified in clause (9) or (10) of Section 501 of the Indenture, all Outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then Outstanding Notes may declare all the Notes to be due and payable immediately by notice in writing to the

8

Company and, in the case of notice by Holders, also to the Trustee, specifying the Event of Default and that it is a notice of acceleration. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in aggregate principal amount of the then Outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium or interest) if and so long as the Trustee in good faith determines that withholding the notice is in the interests of the Holders of the Notes. The Company will be required to deliver to the Trustee annually an Officers’ Certificate regarding the compliance with the Indenture, and the Company will be required, within five (5) Business Days after becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default and what actions the Company is taking with respect thereto. The Holders of a majority in aggregate principal amount of the Notes then Outstanding may on behalf of the Holders of all of the Notes waive any past default and its consequences under the Indenture, except a default in the payment of interest or any premium on, or the principal of, the Notes and except as provided in Section 513(2) of the Indenture. The Holders of a majority in aggregate principal amount of the then Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee with respect to the Notes. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, or that may involve the Trustee in personal liability, and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes.

(13)           TRUSTEE DEALINGS WITH COMPANY. The Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Company or its Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not the Trustee.

(14)           NO RECOURSE AGAINST OTHERS. No director, officer, employee, incorporator, stockholder, member, manager or partner of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or any Guarantor under the Notes, the Indenture or the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

(15)           AUTHENTICATION. This Note will not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

(16)           ABBREVIATIONS. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), IT TEN (=joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

(17)           CUSIP NUMBERS. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP and ISIN numbers to be printed on the Notes, and the Trustee may use CUSIP and ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as

9

contained in any notice of redemption, and reliance may be placed only on the other identification numbers placed thereon.

(18)           GOVERNING LAW. THE LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE AND ENFORCE THE INDENTURE AND THIS NOTE.

The Company will furnish to any Holder upon written request and without charge a copy of the Indenture and any amendment or supplement thereto. Requests may be made to:

Bellatrix Exploration Ltd.
Suite 1920, 800 – 5th Avenue S.W.
Calgary, Alberta, T2P 3T6
Attention: Chief Financial Officer

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ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:

(Insert assignee’s legal name)

       _____________________________________________________________________________

(Insert assignee’s soc. sec. or tax I.D. no.)

_____________________________________________________________________________

_____________________________________________________________________________

_____________________________________________________________________________
(Print or type assignee’s name, address and zip code)

and irrevocably appoint      ________________________________________________________________________

to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Date: _____________

Your Signature: ____________________________________
(Sign exactly as your name appears on the face of this Note)

Signature Guarantee:*________________________________

 _________________________

*          Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor             acceptable to the Trustee).

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Option of Holder to Elect Purchase

If you want to elect to have this Note purchased by the Company pursuant to Section 1010 or Section 1015 of the Indenture, check the appropriate box below:

☐ Section 1010 ☐ Section 1015

If you want to elect to have only part of the Note purchased by the Company pursuant to Section 1010 or Section 1015 of the Indenture, state the amount you elect to have purchased:

U.S.$___________

Date: _____________

Your Signature:

(Sign exactly as your name appears on the face of this Note)

Tax Identification No.: ____________________________

Signature Guarantee:†

 _________________________

†	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).
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SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE[‡]

The following exchanges of a part of this Global Note for other Notes have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease (or increase)	Signature of authorized signatory of Trustee or Notes Custodian

[‡]	This schedule should be included only if the Note is issued in global form.

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ASSIGNMENT FORM

To assign this Note, fill in the form below:

I or we assign and transfer this Note to:

___________________________________________________________________________________
(Print or type assignee’s name, address and zip code)

___________________________________________________________________________________

(Insert assignee’s social security or tax I.D. No.)

and irrevocably appoint ______________ agent to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Date: _____________________               Your Signature:

Signature

Guarantee:

(Signature must be guaranteed)

____________________________________
Sign exactly as your name appears on the other side of this Note.

The signature(s) should be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program), pursuant to S.E.C. Rule 17Ad-15.

The undersigned hereby certifies that it ☐ is / ☐ is not an Affiliate of the Company and that, to its knowledge, the proposed transferee ☐ is / ☐ is not an Affiliate of the Company.

In connection with any transfer or exchange of any of the Notes evidenced by this certificate occurring prior to the date that is one year after the later of the date of original issuance of such Notes and the last date, if any, on which such Notes were owned by the Company or any Affiliate of the Company, the undersigned confirms that such Notes are being:

CHECK ONE BOX BELOW:

(1)	☐	acquired for the undersigned’s own account, without transfer;
(2)	☐	transferred to the Company;
(3)	☐	transferred pursuant to and in compliance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and applicable Canadian securities laws;
(4)	☐	transferred pursuant to and in compliance with Regulation S under the Securities Act and applicable Canadian securities laws (provided that the transferee has furnished to the Trustee a signed letter containing certain representations and agreements satisfactory to the Company); or

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(5)	☐	transferred pursuant to another available exemption from the registration requirements of the Securities Act and applicable Canadian securities laws.

Unless one of the boxes is checked, the Security Registrar will refuse to register any of the Notes evidenced by this certificate in the name of any person other than the registered Holder thereof; provided, however, that if box (4) or (5) is checked, the Company may require, prior to registering any such transfer of the Notes, in its sole discretion, such legal opinions, certifications and other information as the Company may reasonably request to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933, as amended, and applicable Canadian securities laws.

 _________________________________________

             Signature

Signature Guarantee:

__________________________________                 _________________________________________

(Signature must be guaranteed)                                      Signature

The signature(s) should be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program), pursuant to S.E.C. Rule 17Ad-15.

TO BE COMPLETED BY PURCHASER IF BOX (1) OR (3) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act of 1933, as amended, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

__________________________________________

            Dated:

TO BE COMPLETED BY PURCHASER IF BOX (4) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is not a U.S. person (as defined in Regulation S under the Securities Act) or purchasing for the account or benefit of a U.S. person, other than a distributor, and is purchasing the Notes in an offshore transaction in accordance with

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Regulation S and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Regulation S.

_________________________________________

            Dated:

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ANNEX B

FORM OF SUPPLEMENTAL INDENTURE
TO BE DELIVERED BY FUTURE SUBSIDIARY GUARANTORS

THIS SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of            , 20__, is among [Name of Future Subsidiary Guarantor] (the “New Subsidiary Guarantor”), a subsidiary of Bellatrix Exploration Ltd., an Alberta, Canada corporation [or its permitted successor] (the “Company”), [the existing Guarantors] (as defined in the Indenture referred to herein), the Company, and U.S. Bank National Association, as trustee under the Indenture referred to herein (the “Trustee”). The New Subsidiary Guarantor and the existing Subsidiary Guarantors are sometimes referred to collectively herein as the “Subsidiary Guarantors,” or individually as a “Subsidiary Guarantor.”

W I T N E S S E T H

WHEREAS, the Company [and the existing Subsidiary Guarantors] have heretofore executed and delivered to the Trustee an Indenture, dated as of May 21, 2015, relating to the 8.5% Senior Notes due 2020 (the “Securities”) of the Company;

WHEREAS, Section 1017 of the Indenture obligates the Company to cause certain of its Restricted Subsidiaries to become Subsidiary Guarantors by executing a supplemental Indenture as provided in such Section; and

WHEREAS, pursuant to Section 901 of the Indenture, the Company, the Subsidiary Guarantors and the Trustee are authorized to execute and deliver this Supplemental Indenture to amend or supplement the Indenture without the consent of any Holder;

NOW THEREFORE, to comply with the provisions of the Indenture and in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Subsidiary Guarantor, the other Subsidiary Guarantors, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Securities as follows:

1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. Agreement to Guarantee. The New Subsidiary Guarantor hereby agrees, jointly and severally, with all other Subsidiary Guarantors, to fully and unconditionally guarantee to each Holder and to the Trustee the Guaranteed Obligations, to the extent set forth in Article Fifteen of the Indenture and subject to the provisions thereof. The obligations of the Subsidiary Guarantors to the Holders of Securities and to the Trustee pursuant to the Guarantees and the Indenture are expressly set forth in Article Fifteen of the Indenture and reference is hereby made to such Article for the precise terms of the Guarantees.

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3. New York Law to Govern. THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE AND ENFORCE THIS SUPPLEMENTAL INDENTURE.

4. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

This Supplemental Indenture may be executed in multiple counterparts which, when taken together, shall constitute one instrument.

5. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

6. The Trustee. No duties, responsibilities or liabilities are assumed, or shall be construed to be assumed, by the Trustee by reason of this Supplemental Indenture. This Supplemental Indenture is executed and accepted by the Trustee subject to all the terms and conditions set forth in the Indenture with the same force and effect as if those terms and conditions were repeated at length herein and made applicable to the Trustee with respect hereto. The Trustee is not responsible or liable for the validity or sufficiency of this Supplemental Indenture. All of the recitals contained herein are those of the Company and the Subsidiary Guarantors.

[Remainder of Page Intentionally Left Blank. Signature Page Follows.]

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated: __________, 20__

[NEW SUBSIDIARY GUARANTOR]

By: ____________________________________

Name:

Title:

[OTHER SUBSIDIARY GUARANTORS]

By: ____________________________________

Name:

Title:

BELLATRIX EXPLORATION LTD.

By: ____________________________________

Name:

Title:

U.S. BANK NATIONAL ASSOCIATION,

as Trustee

By: ____________________________________

Authorized Signatory

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